SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2017
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document

1	Notice of Availability of Proxy Materials for Annual and Special Meeting

2	Notice of Annual and Special Meeting of the Shareholders

3	Management Information Circular

4	Form of Proxy

5	Equity Incentive Plan - Amended and Restated June 23, 2015

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 333-206480), and February 12, 2016 (File No. 333-209525).

DOCUMENT 1

BlackBerry

**Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more**

**Toll Free – 1-866 964-0492**

**www.computershare.com/noticeandaccess**

# Notice of Availability of Proxy Materials for BLACKBERRY LIMITED Annual and Special Meeting

## Meeting Date and Location:

**When:** June 21, 2017
10:00 am (Eastern Time)

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Canadian securities regulators have adopted rules which allow BlackBerry Limited (the "**Company**") to post its information circular (the "**Circular**") for its 2017 annual and special meeting of shareholders (the "**Meeting**") online rather than mailing the Circular to shareholders. Pursuant to these rules, known as "notice–and–access", the Company is permitted, as an alternative to sending the Circular to shareholders, to provide shareholders with a notice containing, among other things, (1) information about how to access the Circular online, (2) directions on how to obtain a paper copy of the Circular and (3) information on how to vote their shares.

This notice (the "**Notice**") is being sent to you pursuant to the "notice–and–access" rules. This Notice provides the information described above as well as a brief description of the items to be voted on at the Meeting. Also enclosed with this letter is a Voting Instruction Form or Proxy that you can use to vote your common shares of the Company ("**Common Shares**"). Please see "Voting" below for more information on voting.

We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting.

The Circular and other relevant materials are available at:

**www.envisionreports.com/BlackBerry2017**

OR

**www.sedar.com**

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## How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 11, 2017. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

### For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-519-888-7465 ext. 75950

### For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America 1-877-907-7643 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-519-888-7465 ext. 75950

01BLCB

# Securityholder Meeting Notice

The resolutions to be voted on at the Meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found.

1. **Election of Directors - Section in Information Circular:**
Business to be Transacted at the Meeting - Election of Directors

2. **Appointment of Auditors - Section in Information Circular:**
Business to be Transacted at the Meeting - Re-appointment of Independent Auditors and Authorization of Directors to Fix the Auditors' Remuneration

3. **Approval of Amendment to the Equity Incentive Plan - Section in the Information Circular:**
Business to be Transacted at the meeting - Approval of Amendment to the Equity Incentive Plan

4. **Approval of Unallocated Entitlements Under the DSU Plan - Section in the Information Circular:**
Business to be Transacted at the Meeting - Approval of Unallocated Entitlements Under the DSU Plan

5. **Advisory Vote on Executive Compensation - Section in the Information Circular:**
Business to be Transacted at the Meeting - Advisory Vote on Executive Compensation

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## Voting

**PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.** You may vote your Common Shares online, by phone or by mail. Please refer to the directions on your Voting Instruction Form or Proxy for instructions on how to vote using these methods. You may also vote in person by following the instructions on your Voting Instruction Form or Proxy and in the section of the Circular titled "Questions and Answers on Voting Rights and Solicitation of Proxies". Note that many intermediaries require Voting Instruction Forms to be returned one business day prior to the date on which proxies must be deposited with Computershare Investor Services Inc., which is **Monday, June 19, 2017**, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. To ensure that you have the necessary information about the matters to be voted on at the Meeting, you should review the Circular before casting your vote.

For further information on voting your Common Shares, including voting in person, at the Meeting, please see the "Questions and Answers on Voting Rights and Solicitation of Proxies" section of the Circular.

**PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING**

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Annual Financial statement delivery

• Only Registered and Beneficial holders who opted to receive one

01BLDB

DOCUMENT 2

BLACKBERRY LIMITED
Notice of Annual and Special Meeting of the Shareholders
NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders (the “Meeting”) of BlackBerry Limited (the “Company”) will be held on June 21, 2017, at the Main Hall, BlackBerry C, 2240 University Avenue East, Waterloo, Ontario N2K 0A9, at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 28, 2017 and the auditor’s report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the board of directors to fix the auditors’ remuneration;

4.	TO CONSIDER an ordinary resolution to approve an amendment to the Company’s equity incentive plan relating to an increase in the number of Common Shares issuable thereunder;

5.	TO CONSIDER an ordinary resolution to ratify unallocated entitlements under the Company’s deferred share unit plan for directors;

6.	TO CONSIDER an advisory (non-binding) resolution on executive compensation; and

7.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Details of the foregoing transactions are contained in the accompanying management information circular. The management information circular is deemed to form part of this notice.
A registered shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must complete the enclosed form of proxy and deposit it with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on June 19, 2017 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.
Non-registered/beneficial shareholders may be subject to earlier voting deadlines as specified in their proxy or voting instructions.
Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.
DATED at Waterloo, Ontario this 5th day of May, 2017.
BY ORDER OF THE BOARD

(signed)    John Chen, Executive Chair

DOCUMENT 3

BLACKBERRY LIMITED

Management Information Circular

for the

Annual and Special Meeting of Shareholders
Wednesday, June 21, 2017

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS	1	EXECUTIVE COMPENSATION	20
CURRENCY	1	1. Compensation Discussion and Analysis	20
QUESTIONS AND ANSWERS ON VOTING RIGHTS AND SOLICITATION OF PROXIES	2	DIRECTOR COMPENSATION	45
BUSINESS TO BE TRANSACTED AT THE MEETING	6	INDEBTEDNESS OF DIRECTORS AND OFFICERS	47
1. Presentation of Financial Statements	6	DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	47
2. Election of Directors	6	INDEMNIFICATION	47
3. Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration	16	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	48
4. Approval of Amendment to the Equity Incentive Plan	17	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	48
5. Approval of Unallocated Entitlements Under the DSU Plan	19	CORPORATE GOVERNANCE PRACTICES	60
6. Advisory Vote on Executive Compensation	20	ADDITIONAL INFORMATION	68
		APPROVAL	68

Schedule A - Say On Pay Policy			A-1
Schedule B - Mandate of the Board of Directors of BlackBerry Limited			B-1

NOTICE TO UNITED STATES SHAREHOLDERS
The solicitation of proxies by BlackBerry Limited (the “Company” or “BlackBerry”) is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this management information circular (the “Management Information Circular”) has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.
CURRENCY
In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts are to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average noon exchange rates:
Fiscal 2017: U.S. $1.00 = CDN $1.3111
Fiscal 2016: U.S. $1.00 = CDN $1.3061
Fiscal 2015: U.S. $1.00 = CDN $1.1254

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

This Management Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the annual and special meeting of the shareholders of the Company to be held on Wednesday, June 21, 2017 at 10:00 a.m. (the “Meeting”) at the Main Hall, BlackBerry C, 2240 University Avenue East, Waterloo, Ontario N2K 0A9 and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”). A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 5, 2017.
QUESTIONS AND ANSWERS ON VOTING RIGHTS AND
SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?
Proxies are being solicited by management of the Company for use at the Meeting. Proxies will be solicited primarily by mail, but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs. Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf by telephone, electronic mail or by facsimile. Management expects that the costs of retaining a proxy solicitation firm or firms would not exceed $50,000. The costs of solicitation by management will be borne by the Company.
The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.	How can I receive information about the Meeting?
This year, the Company is again using the “notice-and-access” system adopted by the Canadian Securities Administrators for the delivery of proxy materials to registered and beneficial shareholders through the following website: www.envisionreports.com/BlackBerry2017. As a result, the Company mailed a notice about the website availability of the proxy materials to registered and beneficial shareholders, who have the ability to access the proxy materials on the above website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through the above website or to request a paper copy are found in the notice. Those shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.
The Company is not sending proxy-related materials directly to non-objecting beneficial owners of Common Shares, but will make delivery through intermediaries. The Company will pay for intermediaries to deliver proxy-related materials to both non-objecting and objecting beneficial owners of Common Shares.

3.	On what items am I voting?
You are being asked to vote on four items:

(1)	the election of directors to the Company’s board of directors (the “Board”);

(2)	the re-appointment of Ernst & Young LLP as the Company’s independent auditors and the authorization of the Board to fix the auditors’ remuneration;

(3)	an ordinary resolution approving an amendment to the Company’s equity incentive plan (the “Equity Incentive Plan”), relating to an increase in the number of Common Shares issuable thereunder;

(4)	an ordinary resolution to approve unallocated entitlements under the Company’s amended and restated deferred share unit plan for directors (the “DSU Plan”); and

(5)	a non-binding advisory vote on the Company’s approach to executive compensation as described in this Management Information Circular.

4.	Who is eligible to vote?
Holders of Common Shares registered on the books of the Company at the close of business on May 5, 2017 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

5.	How can I vote?
If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares.
If your Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf (an “Intermediary”), or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

6.	How do I vote my shares in person at the Meeting?
If you are a registered shareholder and plan to attend the Meeting on June 21, 2017 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting. Please register with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

7.	What happens if I sign the enclosed form of proxy?
Signing the enclosed form of proxy gives authority to John Chen, Executive Chair of the Board and Chief Executive Officer of the Company, or failing him, V. Prem Watsa, Lead Director of the Board, to vote your Common Shares at the Meeting in accordance with your instructions. You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting. This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

8.	What should I do with my completed form of proxy?
If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on Monday, June 19, 2017 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

9.	How will my shares be voted if I give my proxy?
The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly. If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

1)	FOR the election as directors of each of the individuals listed herein as proposed nominees;

2)	FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and the authorization of the Board to fix the auditors’ remuneration;

3)	FOR the resolution amending the Equity Incentive Plan, as described in this Management Information Circular;

4)	FOR the resolution approving the unallocated entitlements under the DSU Plan, as described in this Management Information Circular; and

5)	FOR the non-binding advisory resolution to accept the Company’s approach to executive compensation, as described in this Management Information Circular.

10.	If I change my mind, can I revoke my proxy once I have given it?
In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

11.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?
The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

12.	What constitutes a quorum at the Meeting?
The presence of two shareholders or proxyholders entitled to cast votes representing at least 25% of the outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting. The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

13.	How many shares are entitled to vote?
The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. 531,454,132 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding.

14.	Who are the principal shareholders of the Company?
To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, other than PRIMECAP Management Company (“Primecap”). According to public filings, at February 8, 2017, Primecap beneficially owned 76,459,507 Common Shares, representing approximately 14.39% of the outstanding Common Shares as of the Record Date, and had the sole power to vote or direct the vote of 45,263,250 of such shares, representing approximately 8.52% of the outstanding Common Shares as of the Record Date.

15.	How do I vote if my Common Shares are held in the name of an Intermediary?
The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders. Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the “Notice Package”) to the clearing agencies and Intermediaries for onward distribution to registered and non-registered shareholders. The Company will not send the Notice Package directly to non-registered shareholders. It will pay the reasonable costs incurred by Intermediaries to forward the Notice Package to non-registered shareholders. Non-registered shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.

Non-registered shareholders will be given, in substitution for the proxy sent to registered shareholders, a voting instruction form which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.
A non-registered shareholder who wishes to vote in person may attend the Meeting as proxyholder for the Intermediary and vote their non-registered shareholders’ Common Shares in that capacity. If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

16.	Is my vote confidential?
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Company or its shareholders.

17.	What if I have other questions?
If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:
By Mail:        100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
By Telephone:     1-800-564-6253
By Internet:     investorcentre.com

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements
The audited consolidated financial statements of the Company for the fiscal year ended February 28, 2017 (“Fiscal 2017”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements, which are included in the Company’s Annual Report on Form 40-F, were mailed to the Company’s registered and beneficial shareholders who requested it. The Company’s Annual Report on Form 40-F is available on the Company’s website at www.blackberry.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com and on the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) system at www.sec.gov.

2.	Election of Directors
The Company’s articles of amalgamation provide for the Board to consist of a minimum of one and a maximum of fifteen directors. The number of directors to be elected at the Meeting has been fixed by the Board at eight. All of the proposed nominees are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.
Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the eight nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.
The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, province or state and country of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on standing committees of the Board, record of attendance at meetings of the Board and its standing committees, directorships of other publicly-traded companies during the preceding five years and board interlocks. Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of deferred share units (“DSUs”) credited to the director under the DSU Plan.1, 2

1 The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the NASDAQ Global Select Market (“NASDAQ”) on the Record Date, which was $9.49 per Common Share.

2 Directors who are also officers of the Company are not compensated for Board service and do not receive DSUs. Mr. Chen is the only director who is also an officer of the Company. The following tables reflect Common Share and DSU ownership or control only and do not reflect restricted share unit information for Mr. Chen, which is reported under “Executive Compensation – G. Summary Compensation Table and Disclosures” in this Management Information Circular.

John Chen, California, United States (Non-Independent Director)

Mr. Chen, 61, has served as Executive Chair of the Board and Chief Executive Officer of the Company since November 2013. Prior to joining the Company, Mr. Chen was the Chief Executive Officer of Sybase Inc. from 1998 to 2012 and the Chairman of Sybase from 1998 to 2010. Prior to Sybase, Mr. Chen held executive positions at Siemens AG, Pyramid Technology Corp. and Burroughs Corp. He started his career as a design engineer with Unisys Corp. Mr. Chen has a bachelor’s degree in electrical engineering from Brown University and a master’s degree in electrical engineering from California Institute of Technology (Caltech). Mr. Chen holds several honorary degrees and has received awards and honors for his leadership in building U.S.-Asia relations. Mr. Chen was appointed to serve on the President’s Export Council in 2005 and was appointed as co-chair of the Secure Borders and Open Doors Advisory Committee in 2006. He has also chaired the U.S-China Policy Advisory Roundtable for the Center for Strategic and International Studies. Mr. Chen is also a Special Advisor to Silver Lake, a private investment firm, and a trustee of Caltech.

Board/Committee Membership		Attendance	Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	6/6	100%	Current Boards The Walt Disney Company Wells Fargo & Company Other Boards in Past 5 Years None Board Interlock None	2004 - present 2006 - present
Overall attendance	6/6	100%
Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Leadership • International Business
Securities Held
	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	1,820,222	N/A	1,820,222	$17,273,907
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	238,133,776	96.94	7,515,474	3.06

Michael A. Daniels, Virginia, United States (Independent Director)

Mr. Daniels, 70, has served as a director of the Company since October 2014. Mr. Daniels currently serves on the board of directors of Mercury Systems, Inc. and CACI International Inc. and as Chairman of Invincea, Inc. Mr. Daniels also currently serves as a director of the Northern Virginia Technology Council, the Virginia Chamber of Commerce, and as Chairman of the Logistics Management Institute. He also leads the National Advisory Board of the American Enterprise Institute Center for Internet, Communications and Technology Policy. Mr. Daniels previously held various senior management positions at Science Applications International Corporation (“SAIC”) from 1986 to 2004. While at SAIC, Mr. Daniels identified and acquired Network Solutions, Inc. and served as Chairman from 1995 until 2000 when the company was acquired by VeriSign, Inc. Mr. Daniels was Chairman and CEO of Mobile 365, Inc. from 2005 until the sale of the company to Sybase Inc. in 2006. He then served as a director of Sybase from 2007 to 2010. He has also served as Chairman of GlobalLogic Inc. and as a director of VeriSign, Inc., Apogen Technologies, Inc. and Telcordia Technologies, Inc.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board	6/6	100%	Current Boards Mercury Systems, Inc. CACI International Inc. Other Boards in Past 5 Years None Board Interlock None	2010 - present 2013 – present
Compensation, Nomination and Governance Committee	4/4	100%
Overall attendance	10/10	100%
Areas of Expertise
• Advanced Technology • Cyber Security • Public Company Board Experience • U.S. Government Advisory Experience
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	16,077	60,599	76,676	$727,655
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	244,189,398	99.41	1,459,852	0.59

Timothy Dattels, California, United States (Independent Director)

Mr. Dattels, 58, has served as a director of the Company since July 2012. Mr. Dattels serves as the Managing Partner for TPG Asia based in Hong Kong and is a member of the firm’s Executive Committee. Prior to joining TPG in 2004, Mr. Dattels served as a Partner and Managing Director of Goldman, Sachs & Co., where he advised several of Asia’s leading entrepreneurs and governments as head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000. In addition, he served on the firm’s Management Committee in Asia. He received an MBA from Harvard Business School and a BA, with Honors, from the University of Western Ontario. Mr. Dattels serves or has served on the boards of directors of Parkway Holdings, Shangri-La Asia Ltd., Sing Tao News Corporation Ltd., Primedia, Inc., SFJazz, the Jackson Laboratory, and is a member of Northstar Equity Partners’ investment committee.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board	3/6	50%	Current Boards Shangri-La Asia Ltd. Other Boards in Past 5 Years None Board Interlock None	2004 - present
Audit and Risk Management Committee	3/4	75%
Overall attendance	6/10	60%
Areas of Expertise
• Corporate Finance • Investment Management • Corporate Strategy • International Business
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	114,395	114,395	$1,085,609
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	244,460,469	99.52	1,188,782	0.48

Richard Lynch, Pennsylvania, United States (Independent Director)

Mr. Lynch, 68, has served as a director of the Company since February 2013. Mr. Lynch has a bachelor’s and master’s degrees in electrical engineering from Lowell Technological Institute (now University of Massachusetts) and post-graduate executive education from the Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University. Mr. Lynch is President of FB Associates, LLC, which provides advisory and consulting services at the intersection of technology, marketing and business operations. Prior to his current role, Mr. Lynch served as Executive Vice-President & Chief Technology Officer of Verizon Communications and Verizon Wireless. He is a Life Fellow of The Institute of Electrical and Electronic Engineers and currently serves as Chairman of Sonus Networks, Inc. Mr. Lynch was a director of Ruckus Wireless Inc. from 2012 to 2016 and has also served on a number of professional organizations including the GSM Association, the CDMA Development Group, the Federal Communications Commission Technical Advisory Committee and the Communications Security Reliability and Interoperability Council. Mr. Lynch has been honored with the President’s Award by the Cellular Telecommunications and Internet Association and has also been inducted into the Wireless History Foundation’s Hall of Fame.

	Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
				Name of Issuer	Period of Service
	Board	6/6	100%	Current Boards Sonus Networks, Inc. Other Boards in Past 5 Years TranSwitch Corporation Ruckus Wireless Inc. Board Interlock None	2014 - present 2010 - 2013 2012 - 2016
	Compensation, Nomination and Governance Committee	4/4	100%
	Overall attendance	10/10	100%
Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Leadership
Securities Held
	Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	90,491		90,491	$858,760
Annual Meeting Voting Results
Year	Votes For	% of Votes For		Votes Withheld	% of Votes Withheld
2016	244,348,607	99.47		1,300,643	0.53

Laurie Smaldone Alsup, New Jersey, United States (Independent Director)

Dr. Laurie Smaldone Alsup, 63, has served as a director of the Company since June 2015. She has a BA from Fordham College and an MD from Yale University, where she completed her residency in Internal Medicine and fellowship in Medical Oncology. Dr. Smaldone Alsup is Chief Operating Officer and Chief Scientific Officer of NDA Group AB, a leading drug development consulting company (which recently merged with PharmApprove, where Dr. Smaldone Alsup was President and Chief Scientific Officer). She was previously Chief Executive Officer of Phytomedics, prior to which she held clinical and regulatory leadership roles at Bristol Myers Squibb, including Senior Vice President of Global Regulatory Science and Vice President of Corporate Strategy and Business Risk Management. Dr. Smaldone Alsup has also served with numerous professional and charitable organizations including the Cancer Institute of New Jersey, the Conference Board Strategic Risk Management Council and the McCarter Theatre in Princeton, New Jersey.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board	6/6	100%	Current Boards None Other Boards in Past 5 Years Kalobios Pharmaceuticals, Inc. Board Interlock None	2013 - 2015
Audit and Risk Management Committee	4/4	100%
Overall attendance	10/10	100%
Areas of Expertise
• Healthcare Industry and Regulatory Experience • Risk Management • Executive Leadership • Strategic Leadership
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	49,276	49,276	$467,629
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	244,388,202	99.49	1,261,048	0.51

Barbara Stymiest, Ontario, Canada (Independent Director)

Ms. Stymiest, 60, has served as a director of the Company since March 2007 and as Chair of the Audit and Risk Management Committee since November 2013. Ms. Stymiest was Chair of the Company from January 2012 until November 2013. She has an HBA from the Richard Ivey School of Business, University of Western Ontario and an FCA, FCPA from the Chartered Professional Accountants of Ontario. Ms. Stymiest is currently a corporate director. From 2004 to 2011, Ms. Stymiest was a member of the Group Executive of the Royal Bank of Canada which is responsible for the Bank’s overall strategic direction. Prior to that, she held positions as Chief Executive Officer at TMX Group Inc., Executive Vice-President and Chief Financial Officer at BMO Capital Markets and Partner of Ernst & Young LLP. Ms. Stymiest currently serves as a director of George Weston Limited, Sun Life Financial Inc. and the University Health Network, and as Chair of the Canadian Institute for Advanced Research.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	6/6	100%	Current Boards George Weston Limited Sun Life Financial Inc. Other Boards in Past 5 Years None Board Interlock None	2011 - present 2012 – present
Audit and Risk Management Committee	4/4	100%
Compensation, Nomination and Governance Committee	4/4	100%
Overall attendance	14/14	100%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Risk Management • Executive Leadership • Strategic Management • Public Company Board Experience
Securities Held
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	10,000	122,268	132,268	$1,255,223
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	244,013,597	99.33	1,635,653	0.67

V. Prem Watsa, Ontario, Canada (Independent Lead Director)

Mr. Watsa, 66, served as a director of the Company from January 2012 to August 2013 and has been the Lead Director of the Board and Chair of the Compensation, Nomination and Governance Committee (the “CNG Committee”) since November 2013. He has a bachelor’s degree in chemical engineering from the Indian Institute of Technology in Madras, India and obtained his MBA from the Richard Ivey School of Business at the University of Western Ontario. He is also a holder of the Chartered Financial Analyst designation. Mr. Watsa is currently Chairman and has served as Chief Executive Officer of Fairfax Financial Holdings Limited (“Fairfax”) since 1985. Mr. Watsa is also the Chairman of the boards of directors of Fairfax India Holdings Corporation and Fairfax Africa Holdings Corporation, Fairfax’s publicly-traded subsidiaries. He is also Vice President of Hamblin Watsa Investment Counsel, a subsidiary of Fairfax. Prior to joining Fairfax, he held various positions with Confederation Life Insurance Company and GW Asset Management. In addition to the public boards indicated below, Mr. Watsa is a member of the board of trustees of the Hospital for Sick Children Foundation, a member of the Advisory Board for the Richard Ivey School of Business, a member of the board of directors of the Royal Ontario Museum Foundation, and Chairman of the Investment Committee of St. Paul’s Anglican Church in Toronto.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	6/6	100%	Current Boards Fairfax Financial Holdings Limited Fairfax India Holdings Corporation Fairfax Africa Holdings Corporation Other Boards in Past 5 Years Bank of Ireland Board Interlock None	1985 - present 2015 - present 2016 - present 2012 - 2013
Compensation, Nomination and Governance Committee	4/4	100%
Overall attendance	10/10	100%
Areas of Expertise
• Corporate Finance • Investment Management • Executive Leadership
Securities Held[1]
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	129,000	70,717	199,717	$1,895,314
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	236,082,306	96.11	9,566,944	3.89
1 In addition, as of the Record Date, Fairfax and certain of its wholly-owned or controlled subsidiaries beneficially owned approximately 46.7 million Common Shares representing approximately 8.8% of the issued and outstanding Common Shares, or 96.7 million Common Shares representing approximately 16.7% of the issued and outstanding Common Shares assuming conversion of all of its 3.75% unsecured subordinated debentures of the Company due 2020 (the “3.75% Debentures”) and after giving effect to the conversion. Mr. Watsa is the Chairman and Chief Executive Officer of Fairfax and beneficially owns shares carrying approximately 42.6% of the votes attached to all outstanding shares of Fairfax.

Wayne Wouters, Ontario, Canada (Independent Director)

The Hon. Wayne Wouters, PC, 66, has served as a director of the Company since October 2015. Mr. Wouters has an honours bachelor of commerce degree from the University of Saskatchewan and a master’s degree in economics from Queen’s University. He is a Strategic and Policy Advisor to McCarthy Tétrault LLP and serves as a member of the Board of Trustees of United Way Worldwide. From 2009 to 2014, Mr. Wouters was the Clerk of the Privy Council of Canada and, in that capacity, held the roles of Deputy Minister to the Prime Minister, Secretary to the Cabinet and Head of the Public Service. Prior to his tenure as Clerk, Mr. Wouters was Secretary of the Treasury Board of Canada and served in deputy ministerial and other senior positions in the Canadian public service. Mr. Wouters has received numerous awards, including Honorary Doctorates of Laws from the Universities of Saskatchewan and Manitoba, the Queen’s Diamond Jubilee Medal and the André Mailhot Award for lifetime achievement from the United Way Canada. He was inducted by the Prime Minister as a member of the Privy Council in 2014.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board	6/6	100%	Current Boards Champion Iron Limited Other Boards in Past 5 Years None Board Interlock None	2016 – current
Audit and Risk Management Committee	4/4	100%
Overall attendance	10/10	100%
Areas of Expertise
• Government Relations • Strategic Leadership • International Trade and Economic Policy • Executive Leadership
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	42,144	42,144	$399,947
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2016	244,580,315	99.56	1,068,936	0.44

Advance Notice By-Law

In 2014, shareholders confirmed Amended and Restated By-Law No. A4, a by-law relating generally to the nomination of persons for election of directors of the Company (the “Advance Notice By-Law”), which establishes a framework for advance notice of nominations of persons for election to the Board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify the Company of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the Board.

In the case of an annual meeting of shareholders, notice to the Company pursuant to the Advance Notice By-Law must be given not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made. As at the date of this Management Information Circular, the Company has not received any additional director nominations for the Meeting.

Penalties, Sanctions and Bankruptcies

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 by the statutory filing deadline, each of the Company’s officers, directors (which included Ms. Stymiest at the time but no other proposed director nominee) and certain other insiders of the Company, were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”), which was in effect from November 7, 2006 until May 23, 2007. The MCTO prohibited trading in the Company’s securities by its officers, directors and certain insiders during the time that the MCTO was in effect. The MCTO was revoked after the required securities filings were made by the Company with the OSC.

On July 17, 2009, Luna Innovations Inc. (“Luna”) filed a voluntary petition for relief to reorganize under Chapter 11 of the United States Bankruptcy Code, including a proposed plan of reorganization with the United States Bankruptcy Court for the Western District of Virginia (the “Bankruptcy Court”). On January 12, 2010, the Bankruptcy Court approved the plan and Luna emerged from bankruptcy on that date. Mr. Daniels was a member of the board of Luna from June 2007 until his resignation on July 16, 2009.

On May 27, 2011, Phytomedics, Inc. (“Phytomedics”) filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey.  Dr. Smaldone Alsup was Chief Executive Officer, President and a member of the board of directors of Phytomedics from April 2008 until the date of the bankruptcy filing when a trustee was appointed.

On November 21, 2013, TranSwitch Corporation (“TranSwitch”) filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Connecticut. Mr. Lynch was a member of the board of directors of TranSwitch from November 2010 and the chairman of the board from July 2012, until termination of the board on the date of the bankruptcy filing when a trustee was appointed.

On December 28, 2015, Kalobios Pharmaceuticals, Inc. (“Kalobios”) filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Dr. Smaldone Alsup was a member of the board of directors of Kalobios from October 2013 until her resignation on November 19, 2015.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration
At the Meeting, shareholders will be asked to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. E&Y has been the auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For Fiscal 2017 and the fiscal year ended February 29, 2016 (“Fiscal 2016”), the Company incurred the following fees for the services of E&Y:

	Fiscal 2017	Fiscal 2016
Audit Fees	$2,891,007	$2,567,933
Audit-Related Fees	$18,071	$13,042
Tax Fees	$69,363	$36,180
All Other Fees	$80,277	$422,200
Total Fees	$3,058,719	$3,039,355

The nature of each category of fees is described below. All audit and non-audit services are pre-approved by the Audit and Risk Management Committee.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as “Audit Fees”. Audit-related services included provision of assurance services related to certain contractual compliance clauses, as well as the Company’s corporate social responsibility disclosures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services. Tax services provided included international tax compliance engagements.

All Other Fees

Other fees paid for Fiscal 2017 were primarily for professional services rendered by E&Y in connection with a commercial arbitration matter.

The Board recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending February 28, 2018 and authorizing the Board to fix the auditors’ remuneration.

Unless a shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

4.	Approval of Amendment to the Equity Incentive Plan
At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve an amendment to the Equity Incentive Plan to increase the number of Common Shares available for issuance thereunder by 12,500,000 Common Shares.

The Equity Incentive Plan was originally approved by the Board on May 21, 2013 and was subsequently confirmed by the shareholders of the Company at the annual and special meeting held on July 9, 2013. At that time, a maximum of 13,375,000 Common Shares were reserved for issuance under the Equity Incentive Plan. On May 6, 2015, the Board approved an amendment to the Equity Incentive Plan increasing the maximum number of Common Shares authorized for issuance thereunder to 21,375,000 Common Shares. The amendment was subsequently confirmed by the shareholders of the Company at the annual and special meeting held on June 23, 2015. A copy of the amended and restated Equity Incentive Plan was filed on SEDAR at www.sedar.com on May 16, 2017.

The Equity Incentive Plan is considered to be an “evergreen plan” for purposes of the rules of the Toronto Stock Exchange (the “TSX”), in light of certain of the Equity Incentive Plan’s features.  Under TSX rules, a majority of the shareholders of a listed company must approve unallocated entitlements under evergreen plans every three years.  This approval was last provided by the Company’s shareholders at the annual and special meeting held on June 22, 2016, and a further approval will be required at the Company’s shareholder meeting to be held in 2019.

Under the Equity Incentive Plan, the Company issues restricted share units (“RSUs”) and stock options (“Options”) to its executive officers and employees. Before July 9, 2013, the Company issued restricted share units (“Prior RSUs”) under its prior restricted share unit plan (the “Prior RSU Plan”) and issued stock options (“Prior Options”) under its prior stock option plan (the “Prior Option Plan” and, together with the Prior RSU Plan, the “Prior Plans”). No Prior RSUs or Prior Options have been granted since July 9, 2013. The Equity Incentive Plan and the Prior Plans are described in detail in this Management Information Circular under “Securities Authorized for Issuance Under Equity Compensation Plans”.

The Equity Incentive Plan incorporates what is referred to as a “fungible plan design”, meaning that each RSU granted counts against the number of Common Shares available for issuance under the Equity Incentive Plan at a greater rate than does each Option granted (RSUs and Options are referred to collectively as “Awards”). Each RSU granted under the Equity Incentive Plan is counted as one share against the Common Share reserve, and each Option granted under the Equity Incentive Plan is counted as 0.625 share against the Common Share reserve.
If (i) any Award is forfeited or expires, or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any Prior RSU or Prior Option is forfeited or expires, or is settled for cash (in whole or in part), then in each such case the Common Shares subject to such Award or Prior Plan award will, to the extent of such forfeiture, expiration or cash settlement, be added to the Common Shares available for Awards under the Equity Incentive Plan (each, a “Cancellation Addition”). In the event that withholding tax liabilities arising from an RSU or, after March 2, 2013, a Prior RSU are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of Common Shares by the Company, the Common Shares so tendered or withheld will be added to the Common Shares available for Awards under the Equity Incentive Plan (each, a “Withholding Addition”). Any Common Shares that again become available for Awards through a Cancellation Addition or a Withholding Addition will be added as (i) one Common Share for every RSU or Prior RSU, and (ii) 0.625 Common Share for every Option or Prior Option.
Immediately after the annual meeting of shareholders on June 23, 2015, 13,235,465 Common Shares were available for issuance under the Equity Incentive Plan.  From June 23, 2015 to the Record Date:  (i) 6,525,041 Common Shares became available for issuance due to Cancellation Additions, (ii) 4,639,853 Common Shares became available for issuance due to Withholding Additions, and (iii) 15,620,902 Common Shares were reserved for issuance in connection with Awards granted during the period.  As a result, as at the Record Date, 8,779,456 Common Shares remain available for issuance under the Equity Incentive Plan, which represents approximately 1.65% of the Company’s total outstanding Common Shares.
From June 23, 2015 to the Record Date, 538,323 Options were exercised and 10,218,472 Common Shares were issued pursuant to the settlement of RSUs, which in the aggregate represents approximately 2.02% of the Company’s total outstanding Common Shares.  As of the Record Date, 21,538,343 RSUs and 1,459,060 Options are outstanding under the Equity Incentive Plan, which in the aggregate represents approximately 4.33% of the Company’s total outstanding Common Shares

Since the amendment to the Equity Incentive Plan was approved by shareholders in 2015, the Company has been engaged in a strategic transformation, leveraging its strengths in mobility management and security to focus its business on software and services that secure, manage and connect the Enterprise of Things. As part of this transformation, the Company has completed a number of strategic transactions, including the significant acquisition of Good Technology Corporation in Fiscal 2016. The Company’s ability to successfully execute its strategies is largely dependent on its continuing ability to identify, attract, develop, motivate and retain skilled employees, including members of its executive team and key employees of acquired businesses. Competition for talented management, technical, research and development and other employees is intense and increasing in the industries in which the Company participates. Most of the peer companies in the Company’s updated compensation comparator group are based in the United States and offer highly competitive equity compensation programs.

Over the Company’s three most recent fiscal years, the Company’s average annual net burn rate for Awards was 0.84%. This rate represents a decline of over 50% from the Company’s average annual net burn rate for the three fiscal years immediately prior to the amendment to the Equity Incentive Plan in 2015. The net burn rate for Awards for any fiscal year is equal to the number of Common Shares subject to Awards granted less all Cancellation Additions, expressed as a percentage of the average number of outstanding Common Shares. The Company’s average annual gross burn rate for Awards, without deduction for any Cancellation Additions, was 1.48% over the three most recent fiscal years.

On a net basis, after giving effect to all Cancellation Additions, 9,162,631 Common Shares are subject to outstanding Awards granted by the Company during the two fiscal years completed since the amendment to the Equity Incentive Plan in 2015. During the same period, the Company more than offset the potential for dilution from these Awards by repurchasing for cancellation 12,606,978 Common Shares pursuant to a normal course issuer bid.

The Company believes that the Equity Incentive Plan is an important part of the Company’s overall compensation program and is a valuable mechanism for aligning the interests of officers and employees with those of the Company’s shareholders. The purpose of the proposed amendment to increase the number of Common Shares issuable under the Equity Incentive Plan is to enable the Company to continue its practice of granting equity awards to its officers and employees, including in connection with future strategic transactions.

If the proposed amendment to the Equity Incentive Plan is approved: (i) a total of 21,279,456 Common Shares will remain reserved for issuance under the Equity Incentive Plan, representing approximately 4.00% of the Company’s total outstanding Common Shares, and (ii) no more than 10% of the Company’s outstanding Common Shares will be issued under all of the Company’s security-based compensation arrangements in any one year period.

Pursuant to the terms of the Equity Incentive Plan and the rules of the TSX, the amendment to increase the number of Common Shares available under the Equity Incentive Plan must be approved by the holders of a majority of the Common Shares voting at the Meeting. The resolution to approve the amendment is as follows:

Resolved that:

(a)
the amendment to the Equity Incentive Plan, which is an evergreen plan, increasing the number of Common Shares issuable thereunder from 21,375,000 Common Shares to 33,875,000 Common Shares, is hereby approved and confirmed; and

(b)
any of or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote “FOR” the resolution approving the amendment to the Equity Incentive Plan. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to approve the amendment to the Equity Incentive Plan.

If the foregoing resolution is not approved by shareholders at the Meeting, the Equity Incentive Plan will remain in place with the current maximum number of Common Shares authorized for issuance and the Company will be permitted to grant awards under the Equity Incentive Plan subject to such maximum until 2019, when shareholder re-approval of unallocated entitlements will be required.

5.    Approval of Unallocated Entitlements under the DSU Plan
TSX rules provide that every three years after the institution of a security-based compensation arrangement, all unallocated options, rights or other entitlements under such an arrangement that does not have a fixed maximum number of securities issuable thereunder, must be approved by a majority of the listed company’s directors and by a majority of its shareholders. An “evergreen plan” (being a plan that provides for the replenishment of the number of securities reserved when awards are exercised) does not, by definition, have a fixed maximum number of securities issuable thereunder, and is therefore subject to the requirement that shareholders approve unallocated entitlements every three years. Awards are considered to be “allocated” under a plan when they are granted to a participant and awards that remain available for grant under a plan are referred to as “unallocated”.

The DSU Plan is considered to be an “evergreen” plan because the maximum number of Common Shares issuable from treasury upon redemption of DSUs is expressed as a percentage, being 1%, of the number of Common Shares issued and outstanding from time to time. The DSU Plan was initially approved by the Board on May 9, 2014 and subsequently confirmed by the shareholders of the Company at the annual and special meeting held on June 19, 2014. On September 27, 2016, the Board approved administrative amendments to the DSU Plan and other amendments necessary for the DSU Plan to comply with certain tax laws, which amendments did not require shareholder approval in accordance with the amendment provisions of the DSU Plan. The DSU Plan is described in detail in this Management Information Circular under “Securities Authorized for Issuance Under Equity Compensation Plans – DSU Plan”.

As of the Record Date, 549,890 DSUs are outstanding under the DSU Plan, which represents approximately 0.10% of the Company’s total outstanding Common Shares. Accordingly, as of the Record Date, 4,764,651 Common Shares, representing approximately 0.90% of the Company’s issued and outstanding Common Shares (on a non-diluted basis), are available for issuance under the DSU Plan (the “Unallocated Awards”). As of the Record Date, 72,246 Common Shares have been issued pursuant to the settlement of DSUs since June 19, 2014 (the effective date of the DSU Plan), which represents approximately 0.01% of the Company’s total outstanding Common Shares.

At the Meeting, shareholders of the Company will be asked to consider and, if thought appropriate, pass the following ordinary resolution approving the Unallocated Awards issuable pursuant to the DSU Plan:

Resolved that:

(a)	all unallocated awards under the DSU Plan are hereby authorized and approved;

(b)	the Company shall have the ability to continue granting awards under the DSU Plan until June 21, 2020, being the date that is three years from the date hereof; and

(c)
any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote “FOR” the foregoing resolution. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the foregoing resolution.

If the foregoing resolution is not approved by shareholders at the Meeting, all Unallocated Awards will be cancelled and the Company will not be permitted to grant further awards under the DSU Plan. However, all outstanding awards will continue unaffected.

6.	Advisory Vote on Executive Compensation
In March 2012, the Board approved a Say on Pay Policy (the “Policy”), a copy of which is set out in Schedule A to this Management Information Circular. The Policy is consistent with the model Say on Pay Policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote on executive compensation by shareholders. The form of resolution is as follows:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2017 annual meeting of shareholders.

Consistent with the Policy, this is an advisory vote only and is not binding on the Board, which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for the Meeting. The details of how a negative advisory vote will be addressed are set out in the Policy.

The Board recommends that shareholders vote “FOR” the resolution relating to the Company’s approach to executive compensation. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to accept the Company’s approach to executive compensation disclosed in this Management Information Circular.

EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis
Introduction
This Compensation Discussion and Analysis (“CD&A”):

•	describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions were made by the Company during Fiscal 2017;

•
provides details on decisions made with respect to the compensation paid, and to be paid, to the Company’s Executive Chair and Chief Executive Officer (Mr. Chen), its Chief Financial Officer (Mr. Capelli) and its former Chief Financial Officer (Mr. Yersh), and Messrs. Steve Zipperstein, Carl Wiese and Sai Yuen (Billy) Ho, the three next most highly compensated executive officers of the Company (collectively, the “NEOs”) and the Company’s other executive officers (together with the NEOs, the “Executive Officers”); and

•	explains the elements that are part of each NEO’s compensation.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page
A	Executive Summary - BlackBerry Fiscal 2017 Achievements	Describes the Company’s key achievements in Fiscal 2017.	21
B	Key Fiscal 2017 Compensation Decisions	Describes the Company’s significant executive compensation decisions in Fiscal 2017.	23
C	Executive Compensation Philosophy and Elements of Executive Officer Compensation	Describes the strategic objectives and principles underlying the Company’s compensation philosophy and outlines the elements of executive compensation, including why the Company chooses to pay each element.	23
D	Executive Compensation Decision-Making	Describes the Company’s executive compensation decision-making process and the comparator group considered to assess the competitiveness of the Company’s executive compensation and to support executive compensation decisions. Describes details of incentive and equity-based compensation for the NEOs.	25
E	Compensation Risk Management	Describes how the Company’s compensation practices take risk into account.	34
F	Company Total Shareholder Return vs. Indices and Aggregate NEO Compensation	Compares the Company’s cumulative total shareholder return to the TSX/NASDAQ indices and aggregate NEO compensation.	36
G	Summary Compensation Table and Disclosures	Describes the actual compensation awarded to each of the NEOs, as well as a summary of outstanding equity awards for each NEO, and value vested or earned during Fiscal 2017 from equity awards.	38
H	Employment Arrangements, Termination and Change of Control Benefits	Summarizes provisions in employment contracts and long-term incentive plans that would trigger payments to the NEOs upon termination, a change of control or retirement.	40

A.	Executive Summary – BlackBerry Fiscal 2017 Achievements

Throughout Fiscal 2017, the Company executed on a strategy to leverage its strengths in mobility management and security to focus its business on software and services that secure, manage and connect the Enterprise of Things. The Company defines the Enterprise of Things as the network of devices, computers, sensors, equipment and other connected endpoints within the enterprise that communicate with each other to enable smart product development, distribution, marketing and sales. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the Enterprise of Things, including unified endpoint management (“UEM”), embedded systems, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network.

The Company’s key achievements during Fiscal 2017 include:

Products, Services and Certifications

•	Launched BlackBerry Secure, a comprehensive software platform combining the Company’s mobile security, management, productivity and collaboration solutions in one integrated offering;

•	Partnered with TCL Communication (“TCL”) in its introduction of the BlackBerry-branded KEYone smartphone, offering the most secure Android smartphone experience;

•	Launched DTEK60 and DTEK50 secure Android smartphones;

•	Launched BlackBerry Radar, a new end-to-end asset tracking system for trucking companies and private fleet operators to optimize asset utilization, reduce theft and reduce operational costs;

•
Announced plans to launch the BlackBerry Autonomous Vehicle Innovation Center to focus on developing secure software for connected cars and autonomous driving, while launching under BlackBerry QNX the Secure Embedded Software Platform for autonomous drive and connected cars;

•	Introduced the new Enterprise Partner Program to stimulate growth and drive profit for solutions providers, developers and training partners working with BlackBerry solutions;

•	Achieved common criteria National Information Assurance Partnership certification for BB 10.3.3; and

•
Entered the Communications Platform as a Service (CPaaS) market with the launch of the BlackBerry Messenger Enterprise SDK, which will enable developers to integrate secure messaging, voice and video capabilities into applications and services.

Joint Ventures, Partnerships and Other Agreements

•
Entered into agreements with TCL, Optiemus Infracom Ltd. and PT BB Merah Putih under which the Company has licensed its security software and service suite, as well as related brand assets, to these licensees who will design, manufacture, sell and provide customer support for BlackBerry-branded handsets featuring the Company’s secure Android software;

•	Entered into a strategic alliance and licensing agreement with PT Elang Mahkota Teknologi Tbk to provide cross-platform consumer BBM users with access to enriched content and services; and

•	Entered into a non-exclusive agreement with Ford Motor Company for expanded use of the BlackBerry QNX OS, hypervisor and audio processing software as well as Certicom and security software.

Financial Achievements

•
Reduced leverage through the redemption of the Company’s outstanding 6% convertible debentures through the issuance of $605 million aggregate principal amount of 3.75% Debentures (the “Debenture Refinancing”);

•	Completed a normal course issuer bid under which the Company repurchased for cancellation approximately 12.6 million common shares;

•	Achieved positive adjusted EBITDA in each quarter of Fiscal 2017; and

•	Achieved non-GAAP total Company software and services revenues of $687 million for the year, and U.S. GAAP total Company software and services revenues of $622 million for the year.

Executive Officer Appointment

•	Appointed Steven Capelli as Chief Financial Officer of the Company.

In Fiscal 2018, the Company intends to extend the functionality of BlackBerry Secure and deliver new UEM solutions for strategic industry verticals through targeted acquisitions and investments in internal growth opportunities. The Company also intends to generate positive adjusted earnings and free cash flow for the year. The Company’s Fiscal 2017 Annual Information Form and its management’s discussion and analysis for Fiscal 2017 include additional information about the Company’s strategies and objectives. The ability of executive management to execute on its software strategy and achieve its objective is vital to the Company’s future success.

B.	Key Fiscal 2017 Compensation Decisions
In structuring the Fiscal 2017 total compensation program for the NEOs and other senior managers, the CNG Committee and the Board, as well as the Executive Chair and Chief Executive Officer, considered the ongoing transition of the Company, the engagement and retention of leadership talent to grow software and services revenues while improving margins, and the importance of alignment between the interests of management and shareholders. To balance these important factors and outcomes, the following practices were implemented for Fiscal 2017:

•	Reviewed and adjusted the annual Variable Incentive Plan (“VIP”) performance metrics for all employees, to provide greater alignment between NEOs, employees and the Company’s business objectives;

•
Mr. Chen voluntarily waived the $2 million annual cash bonus provided for in his employment agreement (the “Chen Cash Bonus”) and instead received a grant of time-based RSUs (“TBRSUs”) equivalent in value;

•	No equity award was made to Mr. Chen, other than the TBRSUs granted in lieu of the Chen Cash Bonus;

•	Granted 50% of long-term equity awards for senior leaders as performance-based RSUs; and

•	Two NEOs received a base salary increase in Fiscal 2017.

All of these strategic compensation decisions are addressed in greater detail below.

C.	Executive Compensation Philosophy and Elements of Executive Officer Compensation

1.    Objectives and General Principles
The Company’s current Executive Officers are as follows:

•	Executive Chair and Chief Executive Officer – John Chen

•	Chief Operating Officer – Marty Beard

•	Chief Financial Officer – Steven Capelli

•	President, BlackBerry Technology Solutions – Sandeep Chennakeshu

•	Executive Vice President, Enterprise Products and Value Added Solutions – Sai Yuen (Billy) Ho

•	Executive Vice President, Human Resources – Nita White-Ivy

•	President, Global Sales – Carl Wiese

•	Chief Legal Officer and Corporate Secretary – Steve Zipperstein

The Company aims to provide appropriate compensation for its Executive Officers that is internally equitable, externally competitive and reflects both Company performance and, when appropriate, individual achievements. The executive compensation strategy supported by the CNG Committee and the Board in Fiscal 2017 focused on the following strategic objectives and general principles:

Strategic Objective	General Principle
Maintain a world-class executive team
Maintain a strong executive team with the ability to implement the Company’s strategy and succeed in a fiercely competitive market. Identify and engage leaders capable of building a leading portfolio of software products and services with minimal margin for error, while growing revenues, generating sustained profitability and enhancing shareholder value.

Attract, motivate and retain exceptionally talented, high performing, entrepreneurial executives
Design a total executive compensation program that is market competitive. The Company seeks to align compensation with the Executive Officers’ experience, competency, contribution and growth potential in the Company.

Establish a clear performance linkage aligning compensation to business performance	The Company seeks to utilize a pay for performance philosophy. Compensation programs will be linked with measures critical to the success of the Company’s business.
Align to external market, but balance with simplicity and impact to the business
The Company will utilize a specific set of U.S. and Canadian high technology comparators that are relevant to the Company to understand overall market practices. The Company’s overall Executive Officer compensation philosophy highly values simplicity and measurable contributions to the Company’s success.

Align short-term compensation to the Company’s short-term objectives and outcomes	The VIP incentivizes the Company’s executives to achieve the Company’s short-term objectives.
Align long-term compensation to shareholder interests	The Company’s long-term incentive programs link executive compensation to shareholder interests.
Appropriately manage risks arising from the Company’s compensation policies and practices
The Company will review annually the risk management and controls of the Company’s compensation and benefits arrangements, including the administration of the equity-based plans, with the CNG Committee. The Company will monitor market practices and trends to ensure continued effectiveness of compensation governance, including the engagement of independent third party advisors where appropriate.

Provide benefits that are reasonably competitive to attract and retain talent	The Executive Officers participate in the same benefit plans as other employees. Some supplemental benefit programs may be offered for competitive reasons.

2.    Compensation Elements
In Fiscal 2017, Executive Officer compensation was comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and other compensation. The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary (Annual Fixed)
•    This element provides compensation to secure day-to-day services and reflects the Executive Officer’s role within the Company, personal performance, experience and contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive (Annual Variable)	• The VIP is designed to motivate and reward an Executive Officer for contribution to the achievement of the Company goals for each fiscal year.
Long-Term Incentive (Long-Term Variable)
•    This element allows Executive Officers to receive compensation under the Equity Incentive Plan.
•    The Equity Incentive Plan is designed to (a) advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares, (b) enable the Company to attract and retain experienced and qualified executives in a highly competitive marketplace, and (c) align the interests of Executive Officers with the interests of shareholders by providing incentives which promote the creation and maintenance of shareholder value.

Retirement Savings (Long-Term)
•    This element is designed to assist Executive Officers in saving for their retirement.
•    Other than the retirement savings plans and Company matching program made available to all employees of the Company, the Company’s approach to retirement savings is for Executive Officers to be responsible for their retirement savings.

Other Compensation (Short & Long-Term)
Benefits
•    Executive Officers are provided the same benefits programs as the Company offers other employees.
•    These programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
•    Benefits programs include health, dental, vision care, life insurance and disability coverage.
ESPP
•    All Company employees, including Executive Officers, are allowed to participate in the Company’s employee share purchase plan (the “ESPP”) to the extent it is offered in their country of employment. Employees may, each year, contribute between 1% and 15% of his or her eligible compensation up to $30,000 in any calendar year, with the Company either permitting participants to purchase Common Shares at a discount to the market price or providing a participant with cash contributions to purchase Common Shares.
Perquisites
•    Perquisites are not a typical element of Executive Officer compensation, but perquisite arrangements are established on a case-by-case basis as considered appropriate in the interests of the Company.

D.	Executive Compensation Decision-Making

1.	Decision Process and Timing

The CNG Committee, the Board and the Executive Chair and Chief Executive Officer reviewed all elements of the Company’s Executive Officer compensation for Fiscal 2017 and considered input on current trends and best practices in compensation design from the Company’s human resources department. These trends and best practices included the use of different long-term incentive programs, competitive trends in compensation levels, mix of compensation elements and risk management for executive compensation.

In addition, the Company reviewed the provisions of potential government regulations and updated proxy advisory policies on compensation to understand emerging executive compensation issues and governance practices. The purpose of reviewing market trends and potential regulations is to ensure the Company is abreast of industry practices impacting compensation.

The Company does not place greater or lesser weight on any of these trends or practices, but considers the general direction of this information in relation to the effectiveness of the Company’s plans over time. In addition, the Company considers the practices of the Company’s peer companies in addition to the trends and practices of the general marketplace for executive talent to be knowledgeable about the effectiveness of various reward vehicles.

The CNG Committee makes recommendations on Executive Chair compensation to the independent members of the Board for their consideration and approval, and the Executive Chair or the CNG Committee (in conjunction with the Executive Chair) reviews and approves the compensation packages for the other Executive Officers. These reviews and approvals for Fiscal 2017 compensation occurred as follows:

Topic	Q1 Fiscal 2017	Q2 Fiscal 2017	Q3 Fiscal 2017	Q4 Fiscal 2017
	March – May 2016	June – August 2016	September – November 2016	December 2016 – February 2017
Base Salary			Base Salary Review (September)
Annual Incentive	Fiscal 2017 VIP Design and Metrics Approved (March)	Fiscal 2017 VIP Metrics for certain Business Units Adjusted and Approved		Fiscal 2017 Incentives Payment Approved (March 2017)
Long-Term Incentive			Fiscal 2017 Regular Annual Long-Term Incentive Awards Approved and Granted (September)

A full base salary review of all Executive Officers was conducted in September 2016 at the same time as the long-term incentive awards were determined. As a result of the review, the base salary of each of Mr. Wiese and Mr. Ho was increased.

See “D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Annual Incentives” in this CD&A for more information on the adjustments to the VIP and the VIP payments that were approved in December 2016.

Consistent with the Company’s prior practice, long-term incentive awards are typically approved and granted in the third quarter. At the September 2016 CNG Committee meeting, the committee approved the design and structure of the Company’s long-term incentive plan for Fiscal 2017, including the continued use of RSUs based on the market performance of the Company (“Market Condition PBRSUs”), and reviewed awards to Executive Officers consisting of both TBRSUs and Market Condition PBRSUs. See “D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation” in this CD&A for more information. Grants in the third quarter of a fiscal year enable the CNG Committee and the Board to consider the Company’s past performance during the first half of the fiscal year when making these decisions. The process also provides an opportunity to review updated comparator compensation data before approving the long-term incentive compensation.

2.	Comparator Group Development

Peer group data is one of a number of factors considered in determining compensation for the NEOs. Although the Company considers the compensation practices of peer companies, it does not make any determinations or changes in compensation in reaction to market data alone.

The Company periodically reviews the peer companies used for compensation benchmarking and may make changes based on consolidation within the industry, the business segments in which the Company operates and the relevance of peer companies to these business segments, the organizations it views as labour competitors, the scale of the peer companies, and entities considered to be competing for similar stock market investors as the Company.

In September 2016, the CNG Committee approved an updated peer group against which to benchmark the compensation of the Company’s NEOs, determining that the group should not be bounded by geography or enterprise size but should include representation from a broad range of publicly traded technology companies against which the Company competes for management talent. Most of the companies in the updated peer group are based in the United States.

The Company’s comparator group has consisted of the following companies since September 2016:

Advanced Micro Devices, Inc.	Nokia Corporation
Alphabet Inc.	Open Text Corporation
Apple Inc.	QUALCOMM Incorporated
Constellation Software, Inc.	Salesforce.com
International Business Machines Corporation	Symantec Corporation
Marvell Technology Group Ltd.	TELUS Corporation
Microsoft Corporation	Verint Systems Inc.
Motorola Solutions, Inc.	Yahoo! Inc.

3.	Compensation Elements and Company Goals

Base Salary

The base salary for each Executive Officer is generally reviewed annually. Base salaries are determined after considering: experience, expertise, expected future contributions, criticality to the Company, individual performance, salary history prior to joining the Company, and the need to be competitive in the labour market. Each of Mr. Wiese and Mr. Ho received a base salary increase of 5% on September 27, 2016, and no other NEO received a base salary increase in Fiscal 2017. Mr. Chen’s base salary remained the same in Fiscal 2017 as it was when he was recruited late in Fiscal 2014. Mr. Capelli was recruited from outside the Company in Fiscal 2017, and his starting salary is reflected in the table below.

The table below indicates the base salary for each of the NEOs in both Fiscal 2016 and Fiscal 2017.

	Base Salary for Fiscal 2016		Base Salary for Fiscal 2017
Name	CDN	USD	CDN	USD	% Increase
John Chen		$1,000,000		$1,000,000	0%
James Yersh	$550,000[1]	$421,262[2]	$550,000	$419,495[3]	0%
Steven Capelli[4]	Not applicable			$500,000	Not applicable
Steve Zipperstein		$700,000		$700,000	0%
Carl Wiese		$500,000		$525,000[5]	5%
Sai Yuen (Billy) Ho		$475,000		$498,750[6]	5%

1 Mr. Yersh received a base salary increase of 10% on September 24, 2015.
2 Mr. Yersh’s base salary has been converted to U.S. dollars using the Bank of Canada average noon rate of $1.00 = CDN $1.3056 for Fiscal 2016.
3 Mr. Yersh’s base salary has been converted to U.S. dollars using the Bank of Canada average noon rate of $1.00 = CDN $1.3111 for Fiscal 2017.
4 Mr. Capelli commenced employment with the Company on September 26, 2016.
5 Mr. Wiese received a base salary increase of 5% on September 27, 2016.
6 Mr. Ho received a base salary increase of 5% on September 27, 2016.

Annual Incentives

The VIP is an annual incentive plan designed to link a meaningful portion of the current cash compensation of each NEO, other than Mr. Chen, with the Company’s annual performance objectives by encouraging the NEOs to focus on exceeding established goals. For employees in centralized professional and administrative functions, such as finance, legal and human resources, the VIP is based solely on the achievement of performance objectives for the Company as a whole. For employees in a specific business unit, the VIP is primarily based on objectives tailored to the specific business unit results. The VIP program is subject to the overall discretion of the Board; however, the Executive Chair also has discretion to reward exceptional performance by increasing the compensation payable pursuant to the VIP by up to 20% of the amount that would be payable assuming achievement of the objectives at 100% of target. The paragraphs that follow describe how the VIP is determined for each NEO other than Mr. Chen.

Determining Target Award Levels. Each NEO has a set target level of annual incentive award as a percentage of the NEO’s annual base salary. For Fiscal 2017, the target percentage for Messrs. Yersh, Zipperstein, Wiese and Ho remained the same as the prior year. Mr. Capelli joined the Company during Fiscal 2017 and his target percentage was determined at that time.

Name	Target %
James Yersh	100%
Steven Capelli	100%
Steve Zipperstein	100%
Carl Wiese	100%
Sai Yuen (Billy) Ho	84.21%

Design of the VIP Formula. Under the VIP, an NEO can earn annual incentive compensation that is calculated by multiplying the NEO’s annual base salary by the annual target percentage. This amount is further adjusted by a Performance Factor, which varies depending on the role of the NEO, the performance of the Company and the performance of the NEO’s applicable business unit, as follows:

NEO Annual Base Salary	X	Annual Incentive Target (% of Base Salary)	X	VIP Performance Factor

Design of VIP Performance Factor Metrics and Weighting. The VIP performance factor is a function of certain metrics that were initially established at the beginning of Fiscal 2017. The performance metrics in the VIP formula were structured to align NEOs’ compensation with the Company’s most critical business objectives for the year. The general corporate performance metrics applicable to Messrs. Yersh, Capelli and Zipperstein for Fiscal 2017 were:

Performance Metric	Weighting
Total Company Revenue	50%
Earnings Per Share	25%
Free Cash Flow	25%

These three performance metrics, at the respective weightings indicated in the table above, are referred to below as the “Corporate Objectives”.

The Global Sales organization performance metrics applicable to Mr. Wiese for Fiscal 2017 were:

Performance Metric	Weighting
Total Company Revenue	10%
Earnings Per Share	5%
Free Cash Flow	5%
Enterprise/BBM Revenue	40%
AtHoc/Secusmart Synergy Revenue	10%
Enterprise/BBM Contribution Margin	25%
Corporate Objectives	5%

The Enterprise Products and Value Added Solutions organization performance metrics applicable to Mr. Ho for Fiscal 2017 were:

Performance Metric	Weighting
Total Company Revenue	10%
Earnings Per Share	5%
Free Cash Flow	5%
Enterprise Revenue	50%
Enterprise Contribution Margin	25%
Corporate Objectives	5%

The performance metrics and goals selected for Fiscal 2017 were designed to achieve the following objectives:

Business Objectives	Financial Objectives
Software growth at or above market rates	Software growth that more than offsets the decline in services access fee revenue for Fiscal 2017
Extend enterprise mobility management market leadership	Generate positive free cash flow each quarter
Profitability in the devices business	Profitability in every business unit
Expand opportunities in secure messaging, content management, Internet of Things and the automotive sector, and cybersecurity services	Achieve overall Company profitability
Build recurring intellectual property licensing revenue

Determine Performance Achievement Multiple. Each performance metric was measured against a pre-determined target and a multiple was assigned for each metric based on actual performance relative to the applicable target (with the multiple determined on a pro rata basis for achievement between levels above threshold).

Total Company Revenue[1]		Earnings Per Share, Free Cash Flow, Enterprise/BBM Contribution Margin, Enterprise Contribution Margin
Performance vs. Target	Multiple	Performance vs. Target	Multiple
Below 85%	0.00	Below 50%	0.00
85-100%	0.85-1.00	50-100%	.50-1.00
100%	1.00	100%	1.00
100-125%	1.00-1.50	100-150%	1.00-1.50
Above 125%	1.50	Above 150%	1.50

Enterprise/BBM Revenue, AtHoc/Secusmart Synergy Revenue, Enterprise Revenue		Corporate Objectives
Performance vs. Target	Multiple	Performance vs. Target	Multiple
Below 90%	0.00
90-100%	.90-1.00	Below 100%	0.00
100%	1.00	100%	1.00
100-125%	1.00-1.50	100-125%	1.00-1.50
Above 125%	1.50	Above 125%	1.50
1 As noted above, the Total Company Revenue metric applicable to Messrs. Wiese and Ho was assigned a weighting of 15%. This was an aggregate weighting comprised of a 10% component and a 5% component. For the 10% component, the applicable multiple was 0.00 for performance below 85% of the target; for the 5% component, the applicable multiple was 0.00 for performance below 100% of the target.

Performance Metric Results. At the end of Fiscal 2017, the performance metrics were reviewed to determine achievement against their respective targets. Based on the financial performance of the Company in Fiscal 2017, the following performance percentages and multiples were achieved for each of the components described above:

Performance Metric	Performance Achieved	Applicable Multiple
Total Company Revenue	62%	0.00
Earnings Per Share	22%	0.00
Free Cash Flow	0%	0.00
Enterprise/BBM Revenue	96%	0.96
AtHoc/Secusmart Synergy Revenue	17%	0.00
Enterprise Revenue	94%	0.94
Enterprise/BBM Contribution Margin	226%	1.50
Enterprise Contribution Margin	192%	1.50
Corporate Objectives	0%	0.00

Mr. Chen’s Annual Cash Bonus. The Board recognized Mr. Chen’s turnaround skills and leadership expertise as critical to the Company’s future success when he was recruited in November 2013 to become the Executive Chair of the Board. Mr. Chen subsequently agreed to serve as the Company’s full-time Chief Executive Officer for no additional compensation. Mr. Chen’s employment agreement provides for the Chen Cash bonus in an annual guaranteed minimum amount of $2,000,000. In Fiscal 2015, Mr. Chen voluntarily waived his right to the Chen Cash Bonus, electing instead to be placed on the same, non-guaranteed Fiscal 2015 VIP plan as his direct reports. In Fiscal 2016, Mr. Chen voluntarily waived his right to the Chen Cash Bonus, electing instead to receive a grant of $2,000,000 worth of TBRSUs, vesting in full one year from the grant date. In Fiscal 2017, Mr. Chen also voluntarily waived his right to the Chen Cash Bonus, electing instead to receive a grant of $2,000,000 worth of TBRSUs, cliff-vesting in full on March 31, 2017. Mr. Chen waived his right to the Chen Cash Bonus he was otherwise entitled to receive for Fiscal 2015, 2016 and 2017 to more closely align himself with the Company’s senior leadership team and shareholders and, in Fiscal 2016 and 2017, to conserve the Company’s cash.
The table below shows the amount of the annual incentive awards paid to the NEOs in April 2017 for Fiscal 2017; the value of the TBRSUs granted to Mr. Chen in lieu of the Chen Cash Bonus (which vested on March 31, 2017); and the discretionary bonuses, which are payable in April 2017.

Name	VIP	Other	Discretionary Bonus
John Chen	$0	$1,999,999[1]	$0
James Yersh	$0	$0	$0
Steven Capelli	$0	$0	$32,055[2]
Steve Zipperstein	$0	$0	$105,000[3]
Carl Wiese	$387,558	$0	$0
Sai Yuen (Billy) Ho	$345,583	$0	$0
1 TBRSUs granted to Mr. Chen in lieu of the Chen Cash Bonus in Fiscal 2017.
2 Mr. Chen exercised his discretion to award to Mr. Capelli a bonus equal to 15% of the amount that would otherwise have been payable to him assuming achievement of his objectives at 100% of target, in recognition of Mr. Capelli’s contributions to the Company’s achievements and the execution of the Company’s strategy in Fiscal 2017. The bonus awarded to Mr. Capelli was prorated to reflect the length of his service with the Company in Fiscal 2017.
3 Mr. Chen exercised his discretion to award to Mr. Zipperstein a bonus equal to 15% of the amount that would otherwise have been payable to him assuming achievement of his objectives at 100% of target, in recognition of Mr. Zipperstein’s contributions to the Company’s achievements and the execution of the Company’s strategy in Fiscal 2017.

Long-Term Incentive Compensation

Long-term incentive compensation continues to be a significant element of total compensation for the Executive Officers in order to align the interests of Executive Officers with the achievement of the Company’s long-term business objectives and the interests of shareholders. The awards to Executive Officers are also granted in recognition of the importance of an Executive Officer to the Company’s future, the desire to create retention value with each Executive Officer and the individual performance of each Executive Officer, in each case, at the time the equity awards were granted. The Company and the CNG Committee believe that the long-term incentive compensation element of the Company’s compensation program needs to be competitive relative to the Company’s comparator group, and that it is imperative to executing the Company’s strategy in an intensely competitive industry and to attracting and retaining key talent.

Annual Awards

On an annual basis, the CNG Committee reviews the long-term incentive compensation of Executive Officers. This review takes into consideration total compensation and external market factors, including comparator group information. The quantum or dollar value of stock options or RSUs granted depends on, among other things, the position, level and performance of the individual, as well as comparator group information and the Company’s past grants to the individual.

Following a survey of long-term incentive market practices, award amounts were proposed and approved for each of the NEOs, other than for Mr. Capelli (who received a grant of equity awards when he was hired in September 2016) and Mr. Chen (who received a grant of equity awards when he was appointed Executive Chair and Chief Executive Officer in November 2013).

Half of the annual Fiscal 2017 long-term equity awards were granted to the NEOs as TBRSUs vesting on a straight-line basis in annual installments over three years, and half were granted as Market Condition PBRSUs.

The Market Condition PBRSUs vest entirely, partially, or not at all on the third anniversary of the grant date, depending on BlackBerry’s Total Shareholder Return on the NASDAQ (“BlackBerry’s TSR”) from the award date until the last trading day before the stated vesting date, as compared to the performance of the NASDAQ 100 Total Return index (the “NASDAQ 100 TRI”) over the performance period. Each grant of Market Condition PBRSUs specifies a target award (the “Target Award”) and a maximum possible award of 150% of the target award (the “Maximum Award”). The Target Award reflects the number of Market Condition PBRSUs that will vest if 100% of target performance is achieved. Specifically, (i) if BlackBerry’s TSR is below 75% of the NASDAQ TRI, then none of the Market Condition PBRSUs will vest; (ii) if BlackBerry’s TSR is between 75% and 150% of the NASDAQ 100 TRI, a pro rata percentage of the Target Award will vest; and (iii) if BlackBerry’s TSR exceeds 150% of the NASDAQ 100 TRI, then the Maximum Award will vest.

Interim Awards

In addition to the annual long-term incentive awards, the Company also makes long-term incentive awards on an interim basis in accordance with the policy on granting equity awards that has been adopted by the Board (the “Awards Policy”). Awards are generally made in connection with new hires, promotions, acquisitions and in some cases as special incentives, including in recognition of special contributions or for retention purposes. In Fiscal 2017, the only interim award to an NEO was made to Mr. Capelli, who was granted a new hire equity award in the amount of $3,000,000 on September 29, 2016 in recognition of his appointment as Chief Financial Officer.

Summary of Long-Term Incentive Awards Granted to NEOs in Fiscal 2017

A summary of the long-term incentive awards granted to the NEOs in respect of Fiscal 2017 is summarized in the following table:

Name	Award Type	Award	Date	Grant Price	# Granted	Value at Grant
John Chen	TBRSUs	Fiscal 2017 VIP	September 29, 2016	$7.94	251,889	$1,999,999[1]
	Total					$1,999,999
Steven Capelli	TBRSUs	New Hire	September 29, 2016	$7.94	188,916	$1,499,993[1]
	Market Condition PBRSUs	New Hire	September 29, 2016	$7.94	188,916	$1,499,993[2,3]
	Total					$2,999,986
Steve Zipperstein	TBRSUs	Annual Award	September 29, 2016	$7.94	113,350	$899,999[1]
	Market Condition PBRSUs	Annual Award	September 29, 2016	$7.94	113,350	$899,999[2,4]
	Total					$1,799,998
Carl Wiese	TBRSUs	Annual Award	September 29, 2016	$7.94	62,972	$499,998[1]
	Market Condition PBRSUs	Annual Award	September 29, 2016	$7.94	62,972	$499,998[2,5]
	Total					$999,995
Sai Yuen (Billy) Ho	TBRSUs	Annual Award	September 29, 2016	$7.94	47,229	$374,998[1]
	Market Condition PBRSUs	Annual Award	September 29, 2016	$7.94	47,229	$374,998[2,6]
	Total					$749,997

1 TBRSUs were valued by multiplying the number of TBRSUs by the closing price of a Common Share on the NASDAQ on the grant date. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements.

[2]  The calculated fair value of the Market Condition PBRSUs granted in Fiscal 2017 was assumed to be, and accounted for, at market price at the date of grant. This amount reflects the value of the Target Award granted in respect of the Market Condition PBRSUs, based on the determination that performance at target would be the probable outcome of the performance condition. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements.

3 Mr. Capelli was granted a Maximum Award of 283,374 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $2,249,990 and the grant date fair value of all of his awards reported in this table would be $3,749,983.

4 Mr. Zipperstein was granted a Maximum Award of 170,025 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $1,349,999 and the grant date fair value of all of his awards reported in this table would be $2,249,998.

5 Mr. Wiese was granted a Maximum Award of 94,458 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $749,997 and the grant date fair value of all his awards reported in this table would be $1,249,994.

6 Mr. Ho was granted a Maximum Award of 70,843 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $562,493 and the grant date fair value of all his awards reported in this table would be $937,492.

Retirement Savings

The Company offers all Canadian-based and U.S.-based Executive Officers from time to time the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based and U.S.-based employees. In Fiscal 2017, the Company matched each Canadian-based employee’s contribution to the group registered retirement savings plan (the “Group RRSP”) and each U.S.-based employee’s contribution to the U.S. 401(k) Plan dollar for dollar up to 5% of the employee’s base salary, subject to Canada Revenue Agency’s current year contribution limit for Canada and the IRS limit in the case of each U.S. employee. Consistent with the Company’s philosophy, no additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees. In addition, in Fiscal 2016 the Company agreed to provide Mr. Chen, his spouse and eligible dependents with health coverage from the termination of Mr. Chen’s employment without cause or his resignation for good reason until the later of his death or the death of his spouse. The Company will provide Mr. Chen with a gross-up for any taxes on such post-employment health benefits. The Company also agreed to provide Mr. Chen with post-employment office space and administrative support. No change was made to Mr. Chen’s post-employment benefits in Fiscal 2017.

4.	Claw Back of Incentive and Equity-Based Compensation

In December 2016, the Board approved an amended and restated policy with respect to the reimbursement of incentive and equity-based compensation. Under this policy, at the discretion of the Board, the Company shall be entitled to require reimbursement (on an after-tax basis) of up to all of an Executive Officer’s annual bonus, equity incentive or other performance-based compensation in respect of the Company’s most recent three fiscal years if: (i) the Company is required to restate its financial statements to correct a material error due to material non-compliance with applicable financial reporting requirements, and (ii) such compensation exceeded the amount which ought to have been awarded or earned based on the restatement, to the extent of such excess. In such circumstances, wrongdoing on the part of the Executive Officer is not required in order for reimbursement to be triggered. In addition, at the discretion of the Board, the Company shall be entitled to require reimbursement of up to all of an Executive Officer’s annual bonus or equity incentive compensation in respect of the immediately preceding one-year period if the Company becomes aware of Misconduct (as defined in the policy).

5.	Executive Officer Share Ownership Guidelines

In January 2012, the Company established a share ownership guideline for the Chief Executive Officer of at least four times his base salary. In March 2012, share ownership guidelines were also established for the other Executive Officers, of at least two times their respective base salaries. Under the guidelines, all unvested equity awards and owned shares are counted toward the target. The Executive Officers have five years from first becoming subject to the guidelines to attain the requisite share ownership levels. If they do not meet the guidelines within such period, they are required to hold at least 50% of their Common Shares obtained (on an after-tax basis) from the settlement of equity awards until such time as the guidelines are satisfied. The share ownership guideline has been met by all of the NEOs.

E.	Compensation Risk Management

The mandate of the CNG Committee requires the CNG Committee to review annually the risk management and controls of the Company’s compensation and benefit arrangements, including the administration of the Company’s equity-based plans.

In December 2016, the Company engaged John Heber of Stearns, Weaver, Miller, Weissler, Alhadeff & Sitterson (“Stearns Weaver”) to assist with a risk assessment of compensation programs and polices related to the NEOs. The compensation risk assessment included interviews with senior management representatives to: (a) identify significant risks, if any; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company. Stearns Weaver also reviewed documentation relating to the Company’s existing risk management processes, Board and committee mandates, plan documentation for the Company’s annual and long-term incentive programs, and severance provisions and other contractual arrangements for the NEOs. In addition, Stearns Weaver conducted a compensation risk audit of the Company’s compensation policies and programs using its risk scorecard to identify any risk exposures.

Stearns Weaver’s compensation risk review indicated that the Company’s current compensation programs and practices appear reasonably aligned with its current turnaround strategy and are not likely to encourage excessively risky behaviour.

The Company’s compensation programs are designed to align with the Company’s business strategy, product life cycle and risk profile. Stearns Weaver identified the following key risk-mitigating features in the Company’s compensation governance processes and compensation structure:

•
Appropriate linkage between pay and business risks. The compensation program is structured to provide both fixed and variable compensation. Salary provides a competitive “base” level of income so that NEOs do not feel pressured to focus exclusively on short term goals or stock price. At the same time, a significant portion of target total direct compensation for NEOs is delivered through variable compensation (i.e., VIP and equity programs).

•
Linkage with shareholders. Compensation is weighted toward variable compensation with a significant performance-based component. Most NEO equity awards are split equally between TBRSUs vesting in a straight line over three years, and Market Condition PBRSUs, which cliff vest at the end of three years, if at all, based on achievement of specified performance goals.

•
Leveraged upside and downside. Annual incentive payouts and Market Condition PBRSUs are subject to minimum levels of performance and the potential exists for above-target payouts based on above-target performance.

•
Annual comparison with market peers. On a periodic basis, the Company conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations.

•	Cash bonus plan maximum payout. For NEOs other than the Executive Chair and Chief Executive Officer, the VIP has a maximum payout multiplier of 1.5x target.

•
Balance of performance metrics. In Fiscal 2017, the VIP program used a combination of financial and non-financial performance metrics to focus each business unit on appropriate strategic goals. The Market Condition PBRSU metric is relative total shareholder return. These metrics provide a balanced approach that focuses participating NEOs on the Company’s overall strategic plan rather than on isolated objectives, such as driving revenue without regard to costs, quality or timelines.

•
Alignment with annual budget. The Company develops the annual compensation programs in alignment with the annual budget and regularly tracks the cost of the compensation programs as compared to the budget.

•
Established definition for each metric at beginning of performance cycle. The performance goals for cash incentives are approved by the Executive Chair and Chief Executive Officer and provided to the CNG Committee for review at the beginning of the performance cycle. Each financial and non-financial metric is clearly defined and communicated to the applicable business unit leader.

•
Audit process for performance results. The Company regularly reviews, tracks and reports to the CNG Committee on performance against established metrics and on potential compensation payouts to effectively identify any misalignment and manage any inherent risks.

•	Validation of payout calculations. VIP payout calculations are audited and provided to the CNG Committee for review.

•	Policy for timing of equity grants. The Board has adopted a policy on granting equity awards with guidelines governing the timing of equity grants and has adhered to such policy.

•
Clawback policy. Amended and restated in December 2016, the Company’s policy covers recoupment of incentive and equity-based compensation in certain circumstances in connection with financial restatements and misconduct.

•
Anti-hedging policy. The Company’s Insider Trading Policy prohibits any officer or director from engaging in any kind of hedging or equity monetization strategy that could reduce or limit his or her economic risk with respect to his or her holdings, ownership or interest in or to BlackBerry securities. The policy specifies that hedging transactions include trades in derivative securities that are designed to hedge or offset a decrease in the market value of BlackBerry securities. The Company is not aware of any of its current Executive Officers or directors engaging in any hedging activities or share pledging.

•
Share ownership guidelines. The Chief Executive Officer is required to maintain four times his salary in BlackBerry equity (two times salary for other Executive Officers) to help align his interests with shareholders and the longer-term performance of the organization.

•
Non-binding shareholder Advisory Vote on Executive Compensation. The Company has an annual Advisory Vote on Executive Compensation which allows for shareholders to express approval or disapproval of the approach to executive compensation. See “Business to be Transacted at the Meeting – 5. Advisory Vote on Executive Compensation” in this Management Information Circular.

F.	Company Total Shareholder Return Performance vs. Indices and Aggregate NEO Compensation

The following graphs show the cumulative total shareholder return of $100 invested in the Common Shares compared to the S&P/TSX Composite Index (expressed in CDN dollars) and the NASDAQ Composite Index for (i) the period of March 2, 2012 to February 28, 2017 and (ii) the period of November 13, 2013 (the day that John Chen assumed the position of Executive Chair and Chief Executive Officer) to the Record Date.

Cumulative Total Shareholder Return Over the Last Five Fiscal Years

	March 2, 2012	March 1, 2013	February 28, 2014	February 27, 2015	February 29, 2016	February 28, 2017
BBRY	100.00	96.16	72.52	78.39	56.64	50.47
NASDAQ	100.00	106.50	144.75	166.77	153.15	195.73
TSX	100.00	101.02	112.38	120.49	101.71	121.79

The Common Shares underperformed both indices over the five-year period ending with Fiscal 2017. While a portion of the compensation of the NEOs (other than Mr. Chen) is performance-based, it is difficult to correlate compensation to the trends shown in the above performance graph given the significant changes in the Company’s leadership and strategy over the course of the last four fiscal years.

Cumulative Total Shareholder Return Since November 13, 2013

	November 13, 2013	February 28, 2014	February 27, 2015	February 29, 2016	May 5, 2017
BBRY	100.00	153.37	165.80	119.79	145.55
NASDAQ	100.00	108.64	125.17	114.94	153.84
TSX	100.00	106.27	113.94	96.18	116.54

From the date that Mr. Chen assumed the position of Executive Chair and Chief Executive Officer until the Record Date, the Common Shares outperformed the S&P/TSX Composite Index and narrowly underperformed the NASDAQ Composite Index.

G.	Summary Compensation Table and Disclosures

The following table provides a summary of the total compensation awarded to, earned by, paid to, or payable to, each NEO of the Company for Fiscal 2017, Fiscal 2016 and Fiscal 2015.

Summary Compensation Table[1]
					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year[2]	Salary ($)[3]	Share-based Awards ($)[4]	Option-based Awards ($)	Annual Incentive Plans[5]	All Other ($)[6]	Total ($)
John Chen	2017	$1,000,000	$1,999,999	$0	$0	$17,096	$3,017,095
Executive Chair & Chief	2016	$1,000,000	$1,999,998	$0	$0	$11,327	$3,011,325
Executive Officer	2015	$1,000,000	$1,199,990	$0	$1,200,000	$20,692	$3,420,683

James Yersh	2017	$280,429	$0	$0	$0	$6,448	$286,877
Former Chief Financial Officer	2016	$399,311	$839,525	$0	$99,862	$9,102	$1,347,800
	2015	$444,286	$1,282,576	$0	$246,589[7]	$10,783	$1,984,234

Steven Capelli	2017	$213,699	$2,999,986	$0	$32,055	$0	$3,245,740
Chief Financial Officer

Steve Zipperstein	2017	$700,000	$1,799,998	$0	$105,000	$15,942	$2,620,940
Chief Legal Officer and	2016	$700,000	$1,799,998	$0	$175,000	$11,904	$2,686,902
Corporate Secretary	2015	$700,000	$2,989,630	$0	$2,420,000	$54,908	$6,164,538

Carl Wiese	2017	$510,616	$999,995	$0	$387,558	$10,500	$1,908,669
President, Global Sales	2016	$317,308	$1,999,998	$0	$125,000	$2,885	$2,445,191

Sai Yuen (Billy) Ho	2017	$485,086	$749,997	$0	$345,583	$15,077	$1,595,743
EVP, Enterprise Products	2016	$475,000	$699,993	$0	$93,814	$11,875	$1,280,682
and Value Added Solutions	2015	$475,000	$2,249,977	$0	$208,049	$4,567	$2,937,593

1 Other than as noted below, all compensation paid in Canadian dollars to Mr. Yersh was converted to U.S. dollars using the Bank of Canada average noon rate of $1.00 = CDN $1.1254 for Fiscal 2015, $1.00 = CDN $1.3061 for Fiscal 2016 and $1.00 = CDN $1.3111 for Fiscal 2017.

2 Fiscal 2015 covers the period from March 2, 2014 to February 28, 2015, inclusive, Fiscal 2016 covers the period from March 1, 2015 to February 29, 2016, inclusive and Fiscal 2017 covers the period from March 1, 2016 to February 28, 2017, inclusive.

3 Mr. Chen assumed the position of Executive Chair and Chief Executive Officer on November 13, 2013 with a base salary of $1,000,000. Mr. Yersh assumed the position of Chief Financial Officer on November 25, 2013, at which time his base salary was increased from CDN $322,000 to CDN $500,000, with a further increase to CDN $550,000 on September 24, 2015. Steven Capelli assumed the position of Chief Financial Officer on October 1, 2016, with a base salary of $500,000. Mr. Zipperstein joined the Company on July 3, 2012 with a base salary of $700,000. Mr. Wiese joined the Company on July 13, 2015 with a base salary of $500,000, with a further increase to $525,000 on September 27, 2016. Mr. Ho joined the Company on January 13, 2014 with a salary of $475,000, with a further increase to $498,750 on September 27, 2016. The salaries for all NEOs represent the amount of salary received each fiscal year, which reflects the hiring date and any salary changes.

4 TBRSU awards were valued using the fair market value of Common Shares on the NASDAQ on the respective award dates, as follows: $8.08 on March 31, 2014, $9.80 on June 20, 2014, $9.755 on August 18, 2014, $10.23 on September 29, 2014, $10.38 on April 24, 2015, $6.30 on September 28, 2015 and $7.94 on September 29, 2016. The calculated fair value of the Market Condition PBRSUs granted in Fiscal 2017 and 2016 was assumed to be, and accounted for, at market price at the date of grant ($7.94 and $6.30 respectively). Market Condition PBRSU awards granted in Fiscal 2015 were valued based on a valuation conducted by PricewaterhouseCoopers LLP using a model conducting a Monte Carlo simulation utilizing 1,000,000 simulations and a standard error of less than 1% of the fair value. For Fiscal 2015, the calculated fair value of the Market Condition PBRSUs was approximately 105% of the market price ($10.80). These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements. This column reflects the value of the Target Award granted in respect of the Market Condition PBRSUs, based on the determination that performance at target would be the probable outcome of the performance condition. See “D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals -- Long-Term Incentive Compensation” in this CD&A, as well as the table footnotes in that section summarizing the long-term incentive awards granted to NEOs in Fiscal 2017 for the values of the Market Condition PBRSUs if the Maximum Awards were to vest. The amount for Mr. Chen in respect of Fiscal 2017 includes the grant of TBRSUs of $1,999,999 in lieu of the Chen Cash Bonus. The Fiscal 2017 RSU awards for Messrs. Zipperstein, Wiese and Ho include TBRSUs and Market Condition PBRSUs awarded as part of the annual long term incentive program. The amount for Mr. Chen in respect of Fiscal 2016 includes the grant of TBRSUs of $1,999,998 in lieu of the Chen Cash Bonus. The Fiscal 2016 RSU awards for Messrs. Yersh, Zipperstein and Ho include TBRSUs and Market Condition PBRSUs awarded as part of the annual long term incentive program. The Fiscal 2015 RSU awards for Messrs. Yersh, Zipperstein and Ho include TBRSUs and Market Condition PBRSUs awarded as part of the annual long term incentive program. This column also includes, in respect of Fiscal 2015, TBRSUs granted to applicable NEOs instead of cash as part of the Fiscal 2015 VIP structure change. In addition, new hire awards were made to certain NEOs in connection with their respective hire dates effective as of September 26, 2016 in the case of Mr. Capelli and July 13, 2015 in the case of Mr. Wiese.

5 Amounts in this column paid or made payable in respect of Fiscal 2017 include discretionary bonus awards for Messrs. Zipperstein and Capelli and the Fiscal 2017 VIP award for Messrs. Wiese and Ho. Amounts in this column paid or made payable in respect of Fiscal 2016 include cash retention awards for Messrs. Yersh and Zipperstein and the Fiscal 2016 VIP award for Messrs. Wiese and Ho. Amounts in this column paid or made payable in respect of Fiscal 2015 include the cash portion of the Fiscal 2015 VIP awards paid in April 2015 and a bonus in the amount of $2,000,000 for Mr. Zipperstein.

6 Amounts in this column include Company contributions to retirement savings plans for each NEO during Fiscal 2015, Fiscal 206 and Fiscal 2017 in connection with the NEO's participation in the Group RRSP or 401(k) Plan. The amount noted for Mr. Zipperstein in Fiscal 2015 also includes a gross-up related to taxes worth $42,254.

7 This amount was converted from Canadian dollars to U.S. dollars using the Bank of Canada noon exchange rate on April 24, 2015 (the date of payment) of $1.00 = CDN $1.2166.

Outstanding Stock Options and RSU Awards
The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as of February 28, 2017:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[1]	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)[1]	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
John Chen Executive Chair & Chief Executive Officer	0	—	—	—	10,001,888	$69,613,140	—
Steven Capelli Chief Financial Officer	0	—	—	—	472,290	$3,287,138	—
Steve Zipperstein Chief Legal Officer & Corporate Secretary	27,035	$7.86	1-Oct-17	—	816,910	$5,685,694	—
Carl Wiese President, Global Sales	0	—	—	—	369,070	$2,568,727	—
Sai Yuen (Billy) Ho EVP, Enterprise Products & Value Added Solutions	0	—	—	—	367,523	$2,557,960	—

1 TBRSUs and Market Condition PBRSUs were valued using the NASDAQ closing price of common shares on February 28, 2017 of $6.96. In addition, this table reflects numbers and values if the Maximum Awards in respect of Market Condition PBRSUs were to vest.

Incentive Plan Awards - Value Vested or Earned during Fiscal 2017

The following table provides a summary of the value of stock option and RSU awards that vested during Fiscal 2017, as well as the value of annual incentive compensation for Fiscal 2017:

Name and Principal Position	Option-based Awards - Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)[2]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)[3]
John Chen Executive Chair & Chief Executive Officer	$0	$27,111,249	$0
James Yersh[1] Former Chief Financial Officer	$0	$571,123	$0
Steven Capelli Chief Financial Officer	$0	$0	$32,055
Steve Zipperstein Chief Legal Officer & Corporate Secretary	$0	$1,849,379	$105,000
Carl Wiese President, Global Sales	$0	$881,481	$387,558
Sai Yuen (Billy) Ho EVP, Enterprise Products & Value Added Solutions	$0	$897,412	$345,583

[1] For Mr. Yersh, the value of vested stock awards was calculated using the applicable TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada noon exchange rate on that date.

2 RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the vesting date.

[3] Amounts in this column paid or made payable in respect of Fiscal 2017 include the discretionary bonus awards for Messrs. Capelli and Zipperstein and the Fiscal 2017 VIP awards for Messrs. Wiese and Ho.

H.	Employment Arrangements, Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts and long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the NEOs upon termination, a change of control or retirement. The Company has change of control and severance guidelines that cover the Executive Officers and certain other senior executives. These guidelines are designed to retain key members of management for the benefit of the Company and its shareholders by providing the executives with base line protection in the event of a termination of their employment without cause, including in connection with a change of control.

1.	Employment Arrangements

Executive Chair and Chief Executive Officer

Mr. Chen is employed under a written employment contract that was entered into on November 3, 2013, as amended on October 8, 2015, which provides for the following:

Termination without Cause or for Good Reason – General
•    Company will pay the difference between base salary earned prior to the date of termination and any additional base salary he would have been entitled to had he remained employed for the entire year in which he was terminated.
•    In addition, the Company shall provide:
o    lump sum payment of two times base salary at time of termination;
o    lump sum payment of two times the full amount of bonus entitled to at the conclusion of the fiscal year in which terminated;
o    lifetime medical, dental, and health and welfare coverage for Mr. Chen, his spouse and eligible dependents until the later of his death or the death of his spouse and continuation of all other benefits entitlements for 18 months following termination; and
o    accelerated vesting of unvested RSUs.

Termination without Cause or for Good Reason – Change of Control
•    Termination for “good reason” includes a “Change of Control”. If within 24 months after a Change of Control the Company terminates Mr. Chen, or Mr. Chen terminates the agreement, he shall be entitled to the same benefit package he would have received had the Company terminated him without cause.

Termination with Cause	• Company will pay any unpaid base salary earned to the date of termination.

Chief Financial Officer

Mr. Capelli is employed as Chief Financial Officer under a written employment contract that was entered into on September 16, 2016, which provides for the following:

Termination without Cause or for Good Reason – General
•    Company will provide:
o    current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
o    regular contributions to continue all non-equity benefits for the duration of the Severance Period;
o    all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s); and
o    VIP payment for the fiscal year in which termination occurs, pro-rated for the period up to the date of termination.

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•    Company will make a lump sum payment equal to two times base salary.
•    Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•    In lieu of any bonus or incentive compensation, Company will pay an amount equal to base salary as of the date of termination, multiplied by the then current applicable VIP target percentage times two.
•    All outstanding equity will immediately and automatically become fully vested and all such vested rights will be exercisable for the applicable period of time under the governing plan or grant agreement.

Voluntary resignation or termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

Chief Legal Officer and Corporate Secretary

Mr. Zipperstein is employed as Chief Legal Officer and Corporate Secretary under a written employment contract that was entered into on July 3, 2012, as amended on May 5, 2014 and March 7, 2016, which provides for the following:

Termination without Cause or for Good Reason – General
•    Company will pay 18 months’ base salary plus annual incentive pay entitlement at target, plus a further one month base salary plus annual incentive pay entitlement at target per year of completed service to a cumulative maximum of 24 months’ base salary (the “Severance Period”).
•    Company will continue to make regular contributions to continue all non-equity benefits during the Severance Period (to the extent permitted by the carriers).
•    Stock options and RSUs continue to vest during the Severance Period.

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•    Company will make a lump sum payment equal to two times base salary.
•    Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•    Company will pay two times target annual incentive at the time of termination.
•    If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

Voluntary resignation or termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

President, Global Sales

Mr. Wiese is employed as President, Global Sales under a written employment contract that was entered into on July 7, 2015, as amended on July 13, 2015, which provides for the following:

Termination without Cause or for Good Reason – General
•    Company will provide:
o    current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
o    regular contributions to continue all non-equity benefits for the duration of the Severance Period;
o    all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s); and
o    VIP payment for the fiscal year the termination occurs.

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•    Company will make a lump sum payment equal to two times base salary.
•    Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•    In lieu of any bonus or incentive compensation, Company will pay an amount equal to base salary as of the date of termination, multiplied by the then current applicable VIP target percentage times two.
•    All outstanding equity will immediately and automatically become fully vested and all such vested rights will be exercisable for the applicable period of time under the governing plan or grant agreement.

Voluntary resignation or termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

Executive Vice President, Enterprise Products and Value Added Solutions

Mr. Ho is employed as Executive Vice President, Enterprise Products and Value Added Solutions under a written employment contract that was entered into on January 3, 2014, which provides for the following:

Termination without Cause or for Good Reason – General
•    Company will provide:
o    current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
o    regular contributions to continue all non-equity benefits for the duration of the Severance Period;
o    all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s); and
o    VIP payment for the fiscal year in which termination occurs, pro-rated for the period up to the date of termination.

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•    Company will make a lump sum payment equal to two times base salary plus two times annual target VIP bonus as of the date of termination.
•    Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•    All outstanding equity will immediately and automatically become fully vested and all such vested rights will be exercisable for the applicable period of time under the governing plan or grant agreement.

Termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

If the termination clauses under the respective employment contracts of the NEOs had been triggered on the last day of Fiscal 2017, the value of their entitlements would be as follows:

	Base Salary	Annual Incentive[1]	Benefits	Retirement Savings	Equity Awards[2]	Total
Termination
John Chen	$2,000,000	$4,000,000	$1,286,383[3]	$19,938	$69,613,140	$76,078,256
Steven Capelli	$500,000	$32,055	$20,514	$12,184	$438,285	$1,003,038
Steve Zipperstein	$1,283,333	$1,283,333	$38,305	$24,368	$3,316,997	$5,946,336
Carl Wiese	$568,750	$387,558	$22,275	$14,399	$882,605	$1,875,587
Sai Yuen (Billy) Ho	$623,438	$345,583	$25,639	$16,615	$1,009,311	$2,020,586
Change of Control
John Chen	$2,000,000	$4,000,000	$1,286,383[3]	$19,938	$69,613,140	$76,078,256
Steven Capelli	$1,000,000	$1,000,000	$41,027	$24,476	$2,629,711	$4,695,214
Steve Zipperstein	$1,400,000	$1,400,000	$41,787	$26,583	$4,368,882	$7,237,252
Carl Wiese	$1,050,000	$1,050,000	$41,123	$26,583	$2,349,585	$4,517,291
Sai Yuen (Billy) Ho	$997,500	$840,005	$41,023	$26,583	$2,072,716	$3,977,827

1 In the case of termination (including if in connection with a change of control), Mr. Chen is entitled to two times his VIP payout for the year in which he is terminated. The amount noted is based on the most recent VIP payout Mr. Chen received. In the case of termination absent a change of control, Messrs. Capelli, Wiese and Ho are entitled to their VIP payout for the year in which terminated. The amounts noted are based on the most recent VIP payouts received by Messrs. Capelli, Wiese and Ho. For all others, the value is calculated in accordance with the provisions noted above under “Employment Arrangements”.

2 In the case of a termination absent a change of control, all the equity awards of Mr. Chen automatically vest. For the others, the equity awards do not accelerate and will continue to vest for a period of 12 months after termination in the case of Mr. Capelli, 22 months after termination in the case of Mr. Zipperstein, 13 months after termination in the case of Mr. Wiese and 15 months after termination in the case of Mr. Ho. In the case of a termination in connection with a change of control, equity awards will accelerate in accordance with the provisions noted above under “Employment Arrangements”. In both cases, the actual value of the awards depends on the fair market value of the Common Shares at the time of vesting.
3 No change was made to Mr. Chen’s benefits in Fiscal 2017; however, in Fiscal 2017 the Company adopted a new method of valuing such benefits in the case of a termination or change of control.

2.	Long-Term Incentive Plans

The Company’s equity incentive plans include provisions relating to a change of control of the Company and termination of employment as follows:

Under the Equity Incentive Plan, if following a change of control (i) the employment of a participant is terminated without cause within the first 24 months of such change of control, or (ii) the Company or a successor in the change of control has not assumed or replaced the participant’s existing awards under the Equity Incentive Plan, all Options and RSU awards granted to the participants shall immediately vest; the Options will be exercisable until the earlier of their expiry and one year after the participant’s termination, and the RSUs will be cash settled.
In December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Prior Plans to mirror those contained in the Equity Incentive Plan. As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control, as described above.

Under the Equity Incentive Plan, on the death of a participant, all unvested Options will vest and be exercisable by the participant’s estate until the earlier of the options’ expiry and six months following death. In case of termination of employment for any reason (other than death), a participant under the Prior Stock Option Plan may, but only within 90 days following termination, exercise his or her vested Prior Options to the extent that he or she was entitled to exercise such Prior Options at the date of termination. This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change of control of the Company.

Under the Equity Incentive Plan, on the death of a participant, all vested RSU awards will be settled as of the participant’s death and a cash payment made to the participant’s estate. Under the Prior RSU Plan, any Prior RSU, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason (other than death), unless otherwise determined by the Board or the CNG Committee at or after the time of the grant.

DIRECTOR COMPENSATION
Director Fee Schedule

Directors who are also officers of the Company receive no additional remuneration for acting as directors. Mr. Chen is the only director who is also an officer of the Company.

Director compensation is as outlined in the below chart:

Compensation[1]	Fiscal 2017	Fiscal 2016
Initial Retainer	$150,000	$150,000
Annual Board retainer: initial year with 100% paid in DSUs; thereafter, 60% paid in DSUs and 40% payable in either cash and/or DSUs at the election of the director[2]	$200,000	$200,000
Additional annual retainer for Board Chair[3]	$75,000	$75,000
Additional annual retainer for Audit and Risk Management Committee Chair	$25,000	$25,000
Additional annual retainer for CNG Committee Chair	$20,000	$20,000
1 All amounts are in CDN dollars.
2 See “Director Compensation - Annual Board Retainer” in this Management Information Circular for an overview of a director’s ability to receive DSUs as a method of payment.
3 Mr. Chen is an officer of the Company and therefore does not receive additional remuneration for his service as Executive Chair of the Board.

Mr. Watsa has declined any additional remuneration for his service as Lead Director of the Company.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board retainer is paid to each new director who is not a Company officer upon becoming a member of the Board. The initial retainer is satisfied in the form of DSUs and a director is required to retain all DSUs granted in satisfaction of the initial retainer until he or she ceases to be a member of the Board.

Annual Board Retainer

Of the annual Board retainer, 100% is payable in DSUs in respect of a director’s first fiscal year of service, and thereafter, 60% is payable in DSUs and 40% is payable in cash and/or DSUs, at the election of the director. A director is required to retain all DSUs granted in satisfaction of the annual Board retainer until he or she ceases to be a member of the Board.

Share Ownership Guidelines

In Fiscal 2012, the Board adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than four times the CDN $200,000 annual retainer paid to each director. A director’s compliance with these guidelines is assessed based on the greater of the purchase price, grant price or market value of the Common Shares and/or DSUs held by that director. Directors are expected to reach the guideline ownership level within five years of joining the Board. The DSUs awarded to directors over four years will satisfy the shareholding guideline if directors elect to receive their annual retainer solely in DSUs. The shareholding guideline has been satisfied by Messrs. Daniels, Dattels, Lynch and Watsa and by Ms. Stymiest. Dr. Smaldone Alsup and Mr. Wouters have served as members of the Board for under two years and have additional time to meet the guideline.

Director Compensation Table

Set out below are amounts earned by the non-officer directors in respect of membership on the Board and its committees in Fiscal 2017. No other compensation is payable to such directors, other than the reimbursement of expenses.

Name	Total Fees Earned ($)[1]	Amounts Paid in Cash ($)	Amounts Paid in DSUs ($)	% of Total Fees Earned Taken in DSUs
Mike Daniels	$152,545	-	$152,545	100%
Timothy Dattels	$152,545	-	$152,545	100%
Richard Lynch	$152,545	-	$152,545	100%
Laurie Smaldone Alsup	$152,545	-	$152,545	100%
Barbara Stymiest[2]	$171,612	$20,021	$151,591	88%
V. Prem Watsa[3]	$167,798	-	$168,440	100%
Wayne Wouters	$152,545	-	$152,545	100%
1 Director fees are earned in Canadian dollars and have been converted to U.S. dollars using the Bank of Canada average noon rate of $1 = CDN $1.3111 for Fiscal 2017.
2 Ms. Stymiest’s “Total Fees Earned” includes $19,068 on account of her position as Chair of the Audit and Risk Management Committee.
3 Mr. Watsa’s “Total Fees Earned” includes $15,254 on account of his position as Chair of the CNG Committee.

Outstanding DSU Awards

Set out below is a summary of the outstanding DSU awards for each of the non-officer directors of the Company as at February 28, 2017, including DSUs credited to each director before Fiscal 2017. The DSU Plan was amended at the Company’s annual and special meeting held on June 19, 2014, to allow for treasury issuances and secondary market purchases of Common Shares upon redemption of DSUs. No stock options have been granted to the non-officer directors of the Company.

Name	Number of DSUs that have been Credited but not Redeemed (#)	Market Value of DSUs that have been Credited but not Redeemed[1,2]
Mike Daniels	60,599	$421,769
Tim Dattels	114,395	$796,189
Richard Lynch	90,491	$629,817
Laurie Smaldone Alsup	49,276	$342,961
Barbara Stymiest	122,268	$850,985
V. Prem Watsa	70,717	$492,190
Wayne Wouters	42,144	$293,322

[1]
DSU awards do not have vesting conditions/requirements and are redeemable by directors upon ceasing to be a member of the Board. See “Business to be Transacted at the Meeting – Approval of Unallocated Entitlements Under the DSU Plan” above.

[2]	DSU awards were valued using the NASDAQ closing price of Common Shares on February 28, 2017 of $6.96.

See “Securities Authorized for Issuance Under Equity Compensation Plans – DSU Plan” in this Management Information Circular for an overview and summary of the key provisions of the DSU Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS
As at May 5, 2017, there was no indebtedness owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries. In addition, no director or executive officer, proposed nominee for election as a director of the Company, or any associate of any director, executive officer or proposed nominee was indebted to the Company in Fiscal 2017.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $150 million. The annual premium payable by the Company in respect of such insurance is approximately $1,307,520. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION
Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the “Indemnity Agreements”) with its directors and executive officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if such director or officer complied with his or her fiduciary duties and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the requirement that the director or officer must repay such costs and expenses if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no “informed person” of the Company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates, other than Mr. Watsa, the Chairman and Chief Executive Officer, and a significant shareholder, of Fairfax, which participated in the Debenture Refinancing and which, together with certain of its subsidiaries, subscribed for an aggregate $500 million principal amount of the outstanding 3.75% Debentures. See also Mr. Watsa’s biography under “Business to be Transacted at the Meeting – 2. Election of Directors” in this Management Information Circular for a description of Fairfax’s ownership of Common Shares and 3.75% Debentures.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out, as at February 28, 2017, (i) the number of Common Shares to be issued upon (a) the exercise of Prior Options and Options granted under the Prior Option Plan and Equity Incentive Plan, respectively, (b) the vesting of Prior RSUs and RSUs granted under the Prior RSU Plan and Equity Incentive Plan, respectively, as well as those granted as employment inducements, and (c) the redemption of outstanding DSUs, (ii) the weighted average exercise price of such Prior Options and Options, and (iii) the number of Common Shares remaining available for future issuance under the Equity Incentive Plan, the DSU Plan, and the ESPP.

Plan Category	Number of Common Shares to be issued upon exercise of Prior Options and Options, vesting of Prior RSUs and RSUs, and redemption of outstanding DSUs	Weighted-average exercise price of outstanding Prior Options and Options	Number of Common Shares remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by shareholders	15,812,388 (Equity Incentive Plan and Prior Plans) 549,890 (DSU Plan)	$7.46	8,536,940 (Equity Incentive Plan) 4,755,081 (DSU Plan) 3,311,995 (ESPP)
Equity compensation plans not approved by shareholders	10,521,418[1]	n/a	n/a
Total	26,883,696	$7.46	16,604,016

1 Mr. Chen was granted an aggregate of 13,000,000 RSUs, each representing a right to receive one Common Share in certain circumstances, as an inducement to join the Company as an executive officer on November 13, 2013. Of this award, 2,478,582 RSUs were granted under the Equity Incentive Plan and 10,521,418 RSUs were granted as a stand-alone inducement award not subject to shareholder approval, in accordance with TSX rules.

As of the Record Date, Prior Options and Options to purchase an aggregate of 1,459,060 Common Shares, representing approximately 0.27% of the Company’s issued and outstanding Common Shares on a non-diluted basis are currently outstanding under the Prior Option Plan and the Equity Incentive Plan, and the number of Common Shares allocated to Prior RSUs and RSUs is 21,538,343 (excluding the RSUs granted to Mr. Chen as a stand-alone inducement, of which 7,891,063 are currently outstanding), representing approximately 4.05% of the Company’s issued and outstanding Common Shares (or 5.54% of the Company’s issued and outstanding Common Shares if including the 7,891,063 outstanding RSUs granted to Mr. Chen as a stand-alone inducement). As of the Record Date, 8,779,456 Common Shares, representing approximately 1.65% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis), are available for issuance under the Equity Incentive Plan (assuming full deduction of equivalent Common Shares against the share limit for grants under that plan).

Equity Incentive Plan

The Equity Incentive was originally approved by the shareholders of the Company at the Company’s annual and special meeting on July 9, 2013. An amendment to the Equity Incentive Plan was approved by the shareholders of the Company at the Company’s annual and special meeting on June 23, 2015.
Overview
The objectives of the Equity Incentive Plan are to assist the Company and its affiliates to attract, retain and motivate executive officers and employees through equity-based awards.
RSUs are notional securities that rise and fall in value based on the value of the Common Shares, and are redeemed for Common Shares issued by the Company or for the cash equivalent on vesting dates established at the time of grant, in the sole discretion of the Company. The CNG Committee believes that RSU awards promote the mid-term and long-term success of the Company by providing additional flexibility in recruiting, motivating and retaining employees based on their current and potential ability to contribute to the success of the Company.
Each awarded Option provides for the issuance of one Common Share by the Company upon the payment of a pre-determined exercise price. Options are granted subject to specified time-based or other vesting conditions and remain exercisable until a defined expiry date. The CNG Committee believes that Option awards assist in the attraction and retention of employees and provide a strong incentive for employees to put forth maximum effort for the continued success and growth of the Company.
The Equity Incentive Plan replaced the Prior RSU Plan and the Prior Option Plan. Outstanding awards made under the Prior Plans continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time. No awards may be granted under any Prior Plan. No other forms of equity incentive are contemplated by the Equity Incentive Plan, although the Company maintains a separate DSU Plan for directors (see “Securities Authorized for Issuance Under Equity Compensation Plans – DSU Plan” in this Management Information Circular).

Subject to certain adjustments as described below, the total number of Common Shares available for grant under the Equity Incentive Plan is 21,375,000, representing approximately 4.02% of the Company’s issued and outstanding Common Shares as of the Record Date. The Equity Incentive Plan incorporates what is referred to as a “fungible plan design”, meaning that each RSU granted counts against the number of Common Share available for issuance under the Equity Incentive Plan at a greater rate than does each Option granted (Options and RSUs are referred to herein as “Awards”). Each Option granted under the Equity Incentive Plan is counted as 0.625 share against the Common Share reserve, and each RSU granted under the Equity Incentive Plan is counted as one share against the Common Share reserve. In addition, with respect to awards granted under the Prior Plans between March 2, 2013 and July 9, 2013, the number of Common Shares available for issuance under the Equity Incentive Plan was reduced by 0.625 shares for every Prior Option, and by one share for every share Prior RSU.
Three Year Approval of Equity Incentive Plan
The Equity Incentive Plan is considered an “evergreen” plan because Common Shares that are withheld to satisfy applicable income tax obligations upon the settlement of Prior RSUs and RSUs are available for subsequent grants under the Equity Incentive Plan, Options and certain Prior Options only count against the Common Share reserve as 0.625 Common Shares, and because Common Shares available for issuance pursuant to awards granted under the Prior Plans and the Equity Incentive Plan that are forfeited, cancelled or settled for cash are available for subsequent grants under the Equity Incentive Plan. As such, the TSX requires that the Equity Incentive Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after institution and within every three years thereafter. Unallocated entitlements under the Equity Incentive Plan were approved by the shareholders of the Company at the Company’s annual and special meeting on June 22, 2016.
Summary of Key Provisions
The following is a summary of the principal provisions of the Equity Incentive Plan:

Administration: The Equity Incentive Plan is administered by the Board, which delegates its authority to the CNG Committee or the Executive Chair of the Company, as contemplated by the Equity Incentive Plan and the Company’s policy on granting equity awards (the “Awards Policy”)
Participation: Participation in the Equity Incentive Plan is open to employees of the Company and any of its affiliates that are designated by the Board. Participation in the Equity Incentive Plan is voluntary.
Participation Limits: The number of the Company’s Common Shares (i) issued to insiders of the Company within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Equity Incentive Plan, or when combined with all of the Company’s security based compensation arrangements, cannot exceed 10% of the Company’s total outstanding Common Shares, respectively. No more than 5% of the Company’s outstanding Common Shares may be issued to any one participant under the Equity Incentive Plan or any other security-based compensation arrangement. No more than 10% of the Company’s outstanding Common Shares may be issued under the Equity Incentive Plan or any other security-based compensation arrangement in any one-year period.
Award Agreements: Awards will be documented by written Award agreements, which will reflect the specific terms of a particular grant of Options or RSUs. The Board has the discretion to permit the exercise of Awards on other terms as it may determine, provided that no Award may be extended past the prescribed expiry date.
Shares Available and Share Counting: Subject to certain equitable adjustments as provided in the Equity Incentive Plan and described below, a total of 21,375,000 Common Shares are authorized for Awards granted under the Equity Incentive Plan. As of the Record Date, 8,779,456 Common Shares remain available for issuance under the Equity Incentive Plan.
If (i) any Award is forfeited or expires, or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any Prior RSU or Prior Option is forfeited or expires, or is settled for cash (in whole or in part), then in each such case the Common Shares subject to such Award or Prior Plan award will, to the extent of such forfeiture, expiration or cash settlement, be added to the Common Shares available for Awards under the Equity Incentive Plan (each, a “Cancellation Addition”). In the event that withholding tax liabilities arising from an RSU or, after March 2, 2013, a Prior RSU are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of Common Shares by the Company, the Common Shares so tendered or withheld will be added to the Common Shares available for Awards under the Equity Incentive Plan (each, a “Withholding Addition”). For greater certainty, the following shares will not be added to the Common Shares available for Awards under the Equity Incentive Plan: (i) shares tendered or withheld in payment of the purchase price of an Option or, after March 2, 2013, a Prior Option; (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to Options or, after March 2, 2013, Prior Options; and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, or after March 2, 2013, Prior Options. Any Common Shares that again become available for Awards through a Cancellation Addition or a Withholding Addition will be added as (i) one Common Share for every RSU or Prior RSU, and (ii) 0.625 Common Share for every Option or Prior Option.
Substitute Awards: Substitute Awards (as defined below) will not reduce the shares authorized for grant under the Equity Incentive Plan, nor will shares subject to a Substitute Award be added to the shares available for Awards under the Equity Incentive Plan as provided above. Additionally, in the event that a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of common shares of the entities party to such acquisition or arrangement) may be used for Awards under the Equity Incentive Plan and will not reduce the shares authorized for grant (and shares subject to such awards will not be added to the shares available for Awards); provided that Awards using such available shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and will only be made to individuals who were not employees or directors of the granting company prior to such acquisition or arrangement.

For purposes of the Equity Incentive Plan, “Substitute Awards” means Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.
Pricing: Options must have an exercise price of not less than the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date or, if there is no closing trading price on that date, on the last preceding trading day. RSU Awards may either be expressed as a number of RSUs or be based on an aggregate dollar value of the Award to be granted and divided by the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date.
Shareholder approval is expressly required to:

(a)	reduce the exercise price of an Option after it is granted;

(b)
cancel an Option when the exercise price per share exceeds the then current market value in exchange for cash or another Award (other than in connection with a Change of Control (as defined below)); or

(c)	take any other action that would be treated as a repricing under TSX or NASDAQ rules.
Restrictions on Dividends: No dividends or dividend equivalents may be granted, and none are payable, in connection with an Option or an RSU.
Restrictions on Transfer: Except as required by law, the rights of a participant under the Equity Incentive Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative.
Terms and Expiry: Options may be granted having a term not to exceed five years. The term and vesting of Options is at the discretion of the CNG Committee or the Executive Chair and will be reflected in an Award agreement. Except as provided in the applicable Award agreement, RSUs have a term that expires not later than December 31 of the third calendar year after the applicable Award date. The term and specific vesting conditions for an RSU Award is at the discretion of the CNG Committee or the Executive Chair and will be reflected in an Award agreement. If an Option would otherwise expire during a trading blackout period, the term of such Option shall automatically be extended until ten (10) business days after the end of the blackout period.
Termination Entitlements: Upon termination of employment for reasons other than death, all unvested Awards are forfeited (subject to the provisions below relating to a Change of Control, and to the provisions of any Award agreement made at the discretion of the Board). Options that are vested on the termination date may be exercised until the earlier of their stated expiry date and 90 days after the termination date. Upon the death of a participant, all unvested Awards will immediately vest. The vested Options may be exercised by the participant’s estate until the earlier of their stated expiry date and six months after the date of the participant’s death, and the vested RSUs will be settled by a cash payment to the participant’s estate.
If, on or following a Change of Control, (A) a participant’s employment is terminated other than for cause during the Change of Control Period (as defined below), or (B) the Company or a successor issuer in the Change of Control has not assumed or replaced on substantially similar terms the participant’s existing Awards, then (i) all Awards will immediately vest, (ii) all restrictions on such Awards will lapse and (iii) all vested Options may be exercised until the earlier of their stated expiry date and one year after the termination date or the effective date of the Change of Control, as applicable, after which time all Options will expire and all vested RSUs will be settled by a cash payment to the participant.
For purposes of the Equity Incentive Plan, a “Change of Control” is defined as of any of the following events:

(a)
an amalgamation, merger, consolidation, arrangement or other reorganization as a result of which the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the shares after completion of that transaction;

(b)
any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Company’s Common Shares, or any other transaction of similar effect;

(c)
the Company sells or otherwise transfers all or substantially all of its assets (other than a disposition or transfer of assets to an affiliate of the Company as part of a reorganization), where the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the Common Shares of the acquiring person immediately after the completion of such transaction; or

(d)
as a result of or in connection with the contested election of directors, the nominees named for election in the Company’s most recent management information circular do not constitute a majority of the Board.

The “Change of Control Period” is the shorter of (i) 24 months following a Change of Control, and (ii) the period of time following a Change of Control that is specified in a participant’s employment agreement.
Change of Control: In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award agreement shall include ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each participant with new or replacement or amended Options or RSUs which will continue to vest following the Change of Control on similar terms and conditions as provided in the Equity Incentive Plan.
Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust outstanding Awards including changes to adjust (i) the number of Common Shares that may be acquired on the exercise of outstanding Options, (ii) the exercise price of outstanding Options, or (iii) the number of RSUs credited to a participant, in order to preserve proportionately the rights and obligations of participants.
The Board also reserves the right to amend, suspend or terminate the Equity Incentive Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the Equity Incentive Plan or outstanding Awards without shareholder approval, except for the following amendments:

▪	increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan or other plan limits;

▪	changing the definition of those participants who are eligible to participate in the Equity Incentive Plan;

▪	reducing the exercise price of an Option (other than in connection with a capital reorganization) or any cancellation and reissuance of an Option;

▪	extending the expiry date of an Award other than as contemplated by the Equity Incentive Plan;

▪	permitting Awards to be transferred other than upon death;

▪
permitting the addition or modification of a cashless exercise feature, payable in cash or shares, unless it provides for a full deduction of the number of underlying shares from the Equity Incentive Plan share reserve;

▪	changing the amendment provisions of the Equity Incentive Plan; or

▪	other amendments that require shareholder approval under applicable law or stock exchange rules.
Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) housekeeping amendments, (ii) amendments to comply with tax laws, (iii) amendments to reduce or restrict participation, and (iv) amendments to accelerate vesting.

On December 19, 2013, the Equity Incentive Plan was amended by the Board to provide for (a) the cashless exercise of Options by the participant making an election for the receipt of either (i) an amount in cash per Option, or (ii) a net number of Common Shares (in each case, net of any applicable withholding taxes or deductions) equal to the difference between the exercise price of the Option and the price at which a securities dealer designated by the Company is able to sell the Common Shares in the capital markets on the trading day that the exercise notice is given by the participant (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of Awards for certain approved leaves. Shareholder approval of such amendments was not required as the amendments were covered under the general amendment provisions of the Equity Incentive Plan.

On June 18, 2014, the Equity Incentive Plan was amended by the Board to provide that the Board may delegate to the Executive Chair of the Company (in addition to the CNG Committee), all or any of the powers conferred on the Board under the Equity Incentive Plan. Shareholder approval of such amendments was not required pursuant to the general amendment provisions of the Equity Incentive Plan.

On May 6, 2015, the Board unanimously approved an amendment to the Equity Incentive Plan under which the maximum number of Common Shares authorized for issuance thereunder was increased by 8,000,000 Common Shares, from 13,375,000 Common Shares to 21,375,000 Common Shares, which amendment was subsequently approved by the shareholders of the Company at the annual and special meeting held on June 23, 2015.

DSU Plan

Overview

The DSU Plan was created to align director and shareholder interests, in that the value of DSUs is tied directly to the value of Common Shares. The DSU Plan also facilitates directors’ effective investment in Common Shares pursuant to the Company’s share ownership guidelines, as described under “Director Compensation – Share Ownership Guidelines”.

Under the DSU Plan, each director who is not an officer of the Company is credited with DSUs in satisfaction of 100% of his or her initial retainer. Of the annual Board retainer, 100% is payable in DSUs in respect of a director’s first fiscal year of service, and thereafter, 60% of his or her annual retainer is payable in DSUs and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company. Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial Board retainer, which are granted in their entirety on the first award date after the director joins the Board). Additional DSUs would be granted in relation to any dividends paid during the time that DSUs are credited to the director, on a per equivalent Common Share basis. Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted. A director cannot redeem DSUs until the director ceases to be a member of the Board or a director of an affiliate of the Company (or if he or she continues to be employed by the Company or an affiliate, following termination of his or her service). The DSUs will be redeemed no later than December 15 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board or an employee of the Company or an affiliate, applicable. DSUs may, at the option of the Company, be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Common Shares over the five trading days preceding the redemption date. Alternatively, the redemption value may be satisfied by the delivery of Common Shares equal to the number of DSUs credited to the participant, either issued from treasury or purchased on behalf of the participant in the secondary market.

Three Year Approval of DSU Plan
The DSU Plan is considered an “evergreen” plan because the maximum number of Common Shares issuable from treasury upon redemption of DSUs is expressed as a percentage of the number of Common Shares issued and outstanding from time to time. As such, the TSX requires that the DSU Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after the initial approval of the DSU Plan by shareholders, and within every three years thereafter. The Company’s shareholders initially approved the DSU Plan on June 19, 2014 and are being asked to approve all Unallocated Awards at the Meeting. No DSUs will be granted under the DSU Plan from June 19, 2017 until the Unallocated Awards are approved by the Company’s shareholders.
Summary of Key Provisions

The following is a summary of the principal provisions of the DSU Plan:
Administration: The DSU Plan is administered by the CNG Committee, which may delegate any administrative responsibilities to an officer of the Company.
Participation: Participation in the DSU Plan is open to directors of the Company. Participation in the DSU Plan is mandatory in connection with a director’s initial retainer and a portion of his or her annual retainer, as described above.
Insider Limits: As under the Company’s other security-based compensation arrangements, no more than 10% of the Company’s outstanding Common Shares may be issued to insiders of the Company in any one year period pursuant to the DSU Plan or any other security-based compensation arrangements, and no more than 10% of the Company’s outstanding Common Shares may be issuable at any time pursuant to the DSU Plan or any other security-based compensation arrangement in the aggregate.
Plan Maximum: The total number of Common Shares issuable from treasury under the DSU Plan is 1% of the issued and outstanding Common Shares from time to time. There is no restriction on the redemption of DSUs for cash, or in consideration for Common Shares purchased in secondary market transactions.
Participation and Elections: Accounts will be maintained for each participating director, to which DSUs granted under the DSU Plan will be credited. To the extent that a director wishes to change the proportion of his or her annual retainer and other board service compensation that is received in the form of DSUs, he or she may submit an election and acknowledgment form in respect of such change (in 5% increments) within certain deadlines, provided that the Company is not then in a restricted trading period.
Account and Pricing: DSUs granted to a director will be credited to his or her account on the first business day of a fiscal quarter (or for a departing director, on the last business day on which he or she serves as a director) (an “Award Date”). DSUs granted in connection with a director’s initial retainer are credited in full on the first Award Date after joining the Board. Subsequent grants in respect of the annual retainer are made in quarterly instalments, prorated for the period of service, as applicable. DSUs are fully vested when granted.
The number of DSUs to be granted from time to time will be determined by dividing the amount of the retainer or other fees otherwise payable on the Award Date (or such lesser amount as may have been elected by the director in respect of the annual retainer) by the closing trading price of the Common Shares on that date on the TSX (for Canadian participants) or NASDAQ (for U.S. participants).
Dividends: As of any dividend payment date, a participating director’s account will be credited with additional DSUs, determined by dividing (a) the product of the per share dividend and the number of DSUs credited in the account on the dividend record date, by (b) the closing trading price of a Common Share on the applicable date on the TSX (for Canadian participants) or NASDAQ (for U.S. participants).

Redemption and Payout: DSUs may not be redeemed while a participant continues to serve as a director of the Company or of an affiliate (provided that the redemption may be deferred if the person continues to be employed by the Company or an affiliate).
Following a specified period after the end of the participant’s service (or after the end of a blackout period in effect at that time, or such later date as may be agreed by the participant and the Company, subject to certain limitations), the DSUs credited to the participant will be redeemed. On redemption, the Company may elect to:

▪
pay a cash amount equal to the product of the number of DSUs credited to the account and the five day weighted average trading price of the Common Shares on the TSX (for Canadian participants) or NASDAQ (for U.S. participants);

▪	cause a broker to acquire in the secondary market on behalf of the participant a number of Common Shares equal to the number of whole DSUs credited to the account; or

▪	issue from treasury a number of Common Shares equal to the number of whole DSUs credited to the account;
in each case, less applicable withholding taxes, and with a cash payment calculated as described above in respect of any fractional DSUs.
Restrictions on Transfer: DSUs are non-transferable, but may be redeemed following the incapacity or death of a director, with the proceeds disbursed to a director’s guardian or legal representative.
Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust DSUs credited to an account including changes to adjust the number of DSUs credited to a participant in order to preserve proportionately the rights and obligations of participants.
The Board also reserves the right to amend, suspend or terminate the DSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, the DSU Plan may not be amended, suspended or terminated in a way that would result in certain adverse tax consequences under U.S. or Canadian federal income tax laws. The Board may make amendments to the DSU Plan or outstanding DSUs without shareholder approval, including the following types of amendments:

▪
amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan;

▪	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ and certain tax laws);

▪	amendments respecting administration of the DSU Plan;

▪	any amendment to add or modify the vesting or redemption provisions of the DSU Plan or any DSU;

▪	any amendment to the definition of “participant” or otherwise relating to the eligibility of any participant;

▪
any amendment to facilitate the participation in the DSU Plan by, and the granting of DSUs to, directors who are subject to the laws of countries other than those of Canada, which grants may have terms and conditions that differ from the terms thereof as provided elsewhere in the DSU Plan for the purpose of complying with foreign laws;

▪	amendments necessary to suspend or terminate the DSU Plan; and

▪
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Shareholder approval will be required for the following amendments:

•
amendments to the number of Common Shares issuable from treasury under the DSU Plan, including an increase to a fixed number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

•	amendments which would permit discretionary grants of DSUs to directors;

•	amendments to remove or exceed the insider participation limits;

•	amendments to the amendment provision; and

•	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and NASDAQ).
Prior Plans

As discussed above, outstanding awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time. No awards may be granted under any Prior Plan.

Prior Option Plan

The Prior Option Plan was implemented for the benefit of employees, officers, directors, directors emeritus and consultants of the Company. Directors who are not officers of the Company have not been eligible to receive grants of stock options since July 2007. The following is a summary of the principal terms of the Prior Option Plan.

Each of the Board and the CNG Committee has full and complete authority to interpret the Prior Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Prior Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

Prior Options granted under the Prior Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date and are exercisable for a period not exceeding ten years. The term and vesting of Prior Options is at the discretion of the CNG Committee. Prior Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board or CNG Committee having the authority to accelerate the vesting of all or any part of the Prior Options. Prior Options are not assignable and terminate: (i) ninety days following the termination of an optionee’s employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board or the CNG Committee.

Under the terms of the Prior Option Plan, the Board reserves the right to amend, modify or terminate the Prior Option Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of the Prior Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Prior Option Plan; (b) expand the scope of persons eligible to participate in the Prior Option Plan; (c) reduce the exercise price of a Prior Option; (d) amend the transferability or assignability of a Prior Option except as otherwise permitted by the Prior Option Plan; (e) extend the term of a Prior Option beyond its original expiry date except as otherwise permitted by the Prior Option Plan; or (f) require approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Prior Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Prior RSU Plan
In 2005, the Board, on the recommendation of external consultants, established the Prior RSU Plan to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation. The Prior RSU Plan was implemented to promote the mid-term and long-term success of the Company by providing the Board with additional flexibility to recruit, motivate and retain employees through the issuance of Prior RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the Prior RSU Plan included any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

Prior RSUs are redeemed for either Common Shares issued by the Company or the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion.

The value of each Prior RSU issued pursuant to the Prior RSU Plan will be the closing trading price of the Common Shares on the TSX or NASDAQ on the last trading day immediately preceding the vesting date of the Prior RSU.

A Prior RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time, which may be subject to the attainment of certain performance objectives (“Vesting Period”). The Board may from time to time amend or revise the terms of the Prior RSU Plan or may discontinue the Prior RSU Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board could make amendments to the Prior RSU Plan to change the maximum number of Common Shares issuable under the Prior RSU Plan, the eligible participants under the Prior RSU Plan and to change the provisions relating to insider restrictions described above. Subject to regulatory approval, all other amendments to the Prior RSU Plan may be made by the Board without obtaining shareholder approval, including an amendment to the Vesting Period of a Prior RSU or an amendment to the termination provisions of a Prior RSU.

Upon a Designated Employee ceasing to be an employee and officer of the Company for any reason prior to the end of the Vesting Period, all Prior RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board or a committee thereof at or after the time of the grant.

The rights or interests of a Designated Employee under the Prior RSU Plan are not assignable or transferable without the consent of the Board or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

Amendments

On December 19, 2013, the Prior Option Plan was amended by the Board to provide for (a) the cashless exercise of Prior Options (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of awards for certain approved leaves. On December 19, 2013, the Board also approved amendments to the change of control provisions of all equity awards granted under the Prior Plans prior to July 2013 to mirror the change of control provisions in the Equity Incentive Plan. As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control, as described above under “Securities Authorized for Issuance Under Equity Compensation Plans – Equity Incentive Plan”. Shareholder approval of such amendments was not required.

Employee Share Purchase Plan

The ESPP was introduced in 2015 to enable eligible employees to acquire Common Shares in a convenient and systematic manner through payroll deductions, so as to encourage a proprietary interest in the operation, growth and development of the Company. The ESPP was approved by the shareholders of the Company at the Company’s annual and special meeting on June 23, 2015.

Administration: The ESPP is administered by the Board, which may delegate its authority to the CNG Committee as contemplated by the ESPP.

Eligibility; Participation: Unless otherwise determined by the Board, participation in the ESPP is open to employees of the Company and any of its affiliates that are designated by the Board who are customarily employed for at least 20 hours per week and more than five months in any calendar year. Participation in the ESPP is voluntary. To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% to 15% of his or her eligible compensation to be contributed to the ESPP, provided that a participant’s payroll deductions may not exceed $30,000 in any calendar year. Such contributions will be used to purchase Common Shares at the end of each offering period. Each offering period will be six months in duration, commencing October 1 and April 1 of each year.

Eligible employees may elect to increase or decrease payroll deductions for the current offering period not later than five business days following the first day of such offering period or may elect to withdraw from the ESPP at least 30 business days before the last trading day of an offering period, provided that individuals subject to a trading blackout may not enroll or withdraw from the ESPP or make changes to payroll deductions during a blackout period.

Purchase Price: The purchase price for the Common Shares purchased under the ESPP will be determined by the Board and will not be less than 85% of the closing price of the Common Shares on the TSX (for participants paid in Canadian dollars) or NASDAQ (for participants paid in U.S. dollars) on the last trading day of each offering period. As an alternative to permitting participants to purchase Common Shares at a discount, with the approval of the Board, the Company or any of its designated affiliates may provide a participant with cash contributions to purchase Common Shares in an amount not exceeding 15% of the participant’s accumulated payroll deductions during each offering period.

Participation Limits: The number of Common Shares (i) issued to insiders of the Company within any one year period, and (ii) issuable to insiders of the Company, at any time, under the ESPP, or when combined with all of the Company’s security-based compensation arrangements, cannot exceed 10% of the Company’s total outstanding Common Shares, respectively. No more than 5% of the Company’s outstanding Common Shares may be issued to any one participant under the ESPP or any other security-based compensation arrangement. No more than 10% of the Company’s outstanding Common Shares may be issued under the ESPP or any other security-based compensation arrangement in any one year period.

Shares Available: The total number of Common Shares available for issuance under the ESPP is 4,000,000, representing approximately 0.75% of the issued and outstanding Common Shares as of the Record Date. As of the Record Date, the number of Common Shares remaining available for future issuance under the ESPP is 3,055,690, representing approximately 0.57% of the issued and outstanding Common Shares. Common Shares purchased under the ESPP may be issued from treasury or acquired on the open market.

Restrictions on Transfer: The rights of a participant under the ESPP are not capable of being assigned, transferred, pledged or otherwise disposed of in any way by the participant (other than by will, the laws of descent and distribution or to a designated beneficiary upon death, as provided in the ESPP).

Termination Entitlements: Upon termination of employment, a participant is no longer an eligible employee under the ESPP and the participant will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Common Shares will be returned to the participant and all Common Shares held in the participant’s ESPP account must be withdrawn within 90 days of the participant’s withdrawal from the ESPP.

Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Common Shares which have been authorized for issuance under the ESPP, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP. The Board also reserves the right to amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the ESPP without shareholder approval, except for the following amendments:

•	increasing the number of Common Shares reserved for issuance under the ESPP;

•	removing or exceeding the insider participation limits;

•	reducing the purchase price payable for Common Shares under the ESPP;

•	increasing the maximum amount of employer contributions permitted under the ESPP;

•	changing the amendment provisions of the ESPP;

•	extending eligibility to participate in the ESPP to non-employees; or

•	other amendments that require shareholder approval under applicable law or stock exchange rules.
Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) changes of a housekeeping nature, (ii) changes to the offering periods, (iii) changes to enrollment procedures, and (iv) changes to the entitlements upon termination of employment.

Company’s Policy on Granting Equity Awards

The Board has adopted a policy on granting equity awards (the “Awards Policy”). During Fiscal 2015, 2016 and 2017, the Board approved amendments to the Awards Policy principally to permit the Executive Chair of the Company to grant equity awards subject to conditions as to award amounts and to conditions as to timing, trading blackouts and pricing that also apply to awards granted by the CNG Committee. The Awards Policy is summarized below.

Under the Awards Policy, only the CNG Committee and the Executive Chair may grant equity awards pursuant to the authority delegated to each of them by the Board in accordance with the terms of the Equity Incentive Plan and the Awards Policy. There is no further delegation of the authority of the CNG Committee or the Executive Chair to grant equity awards to any other member of the Board or to any other officer or employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made only on a quarterly basis during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results (the “Grant Window”); provided that a Special Trading Blackout (as defined in the Company’s Insider Trading Policy) is not then in effect (and is not expected to be in effect when the Regular Trading Blackout (as defined in the Company’s Insider Trading Policy) terminates following the public release of the Company’s results). The award date shall be the later of (i) the second trading day following the day that the Company publicly releases its results, in order to permit the pricing of the award to reflect two full days of trading in the Common Shares following the release of its results, and (ii) the date during the Grant Window on which the CNG Committee or the Executive Chair approves the award grants, in each case unless a Special Trading Blackout is then in effect, in which event the award date shall be the second trading day following the day on which the Special Trading Blackout is terminated. Except as provided below, no grant may be made with any other award date, including for greater certainty, any earlier date. In accordance with the Equity Incentive Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NASDAQ on the award date.

If a Special Trading Blackout is in effect at the time the CNG Committee or Executive Chair would otherwise approve quarterly grants (or is expected to be in effect when the Regular Trading Blackout terminates following the release of the Company’s results), equity award grants may be made by the CNG Committee or the Executive Chair during the ten-day period beginning on the second trading day following the day on which the Special Trading Blackout is terminated.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose. In connection with the hiring of a new employee pursuant to this exception, the award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company’s payroll at his or her full-time salary amount. No grant may be made with an award date prior to the date the CNG Committee approves the grant of the equity award.
At least annually, the CNG Committee will approve ranges for the number of equity awards to be granted (or the aggregate dollar value of each such equity award) for periodic grants, promotional grants and new hire grants, which ranges will be used as a guideline by management in proposing grants of equity awards. On a quarterly basis (or as appropriate in the case of a proposed equity award grant pursuant to the “exceptional and limited circumstances” exception described above), management of the Company through the Equity Award Administrator will prepare a list of equity award grants (or a recommendation for a grant pursuant to the “exceptional and limited circumstances” exception described above) to be considered by the CNG Committee or by the Executive Chair (with respect to a list but not to a recommendation), which list (or recommendation) will include certain specified information. Notwithstanding any other provision of the Awards Policy, only the CNG Committee is authorized to (i) grant equity awards to the Executive Chair, or (ii) grant an equity award more than 10% above the applicable range previously approved by the CNG Committee and in effect from time to time, unless the value of such equity award has been determined in consultation with the Board.
The list (or recommendation) prepared by management through the Equity Award Administrator will be reviewed by the Company's Chief Financial Officer before approval by the CNG Committee or Executive Chair.
All grants will be made pursuant to a standard form of equity award agreement previously approved by the CNG Committee unless the CNG Committee or the Executive Chair determines otherwise.
Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.
CORPORATE GOVERNANCE PRACTICES
The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Chief Executive Officer and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).
Set out below is a description of the corporate governance practices of the Company, including a description of the Company’s committees, and disclosure as required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices.

1.	Board of Directors
Independence
National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. A director is considered independent only where the board determines that the director has no material relationship with the Company. Director independence of each of the current directors is determined by the Board with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 – Audit Committees, the rules of NASDAQ and SEC rules and regulations (collectively, the “Rules and Regulations”).

A majority of the current Board members, all of whom are nominees for election as directors at the Meeting, are independent directors within the meaning of the Rules and Regulations: Messrs. Daniels, Dattels, Lynch, Watsa and

Wouters, Dr. Smaldone Alsup and Ms. Stymiest. Mr. Chen, who is also a nominee for election as a director at the Meeting, does not qualify as an independent director since he is currently the Executive Chair and Chief Executive Officer of the Company. The chairs of both of the committees of the Board, namely the CNG Committee and the Audit and Risk Management Committee, are currently independent directors within the meaning of the respective Rules and Regulations applicable to each committee.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management. The independent directors met regularly without non-independent directors and members of management present during Fiscal 2017 via in-camera sessions at each regularly scheduled quarterly meeting of the Board, as well as at one additional Board meeting. The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at each regularly scheduled quarterly meeting of each respective committee. In addition, because the Executive Chair of the Board, Mr. Chen, is not an independent director, the Company has an independent Lead Director of the Board, Mr. Watsa, who is responsible for facilitating the effective functioning of the Board independently of management of the Company and for providing independent leadership to the Board.

Finally, if a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction.

Attendance

The attendance record of each director for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

Board members are expected, to the best of their abilities, to attend all Board meetings and meetings of committees on which they serve. In particular, Board members are expected to attend at least 80% or more of the total meetings of the Board and their respective standing committees unless the member has a valid reason for the absences such as illness, emergency or company business. In Fiscal 2017, seven of the eight current members of the Board attended 80% or more of the total meetings of the Board and their respective committees. During Fiscal 2017, Mr. Dattels did not attend four meetings of the Board and the Audit and Risk Management Committee. From the commencement of his service as a director of the Company in Fiscal 2013 to the end of Fiscal 2016, Mr. Dattels attended 67 out of 70, or approximately 96%, of the meetings of the Board and the committees on which he has served.

Other Director Commitments

All current directorships with other public entities for each of the Board members, as well as directorships held in the past five years, are set forth under “Business to be Transacted at the Meeting – Election of Directors.” Mr. Chen serves as a director of two public companies other than the Company. Since the commencement of his service as a director of the Company in November 2013, Mr. Chen has attended 100% of the meetings of the Board. As the Company’s most senior officer and only executive director, Mr. Chen contributes his uniquely specialized knowledge of the Company’s industry, strategy and key markets to the Board. Mr. Watsa serves as a director of three public companies other than the Company, all of which are part of a related group of companies. Since the commencement of his second term of service as a director of the Company in November 2013, Mr. Watsa has attended 100% of the meetings of the Board and the committees on which he has served. Mr. Watsa is the Chairman and Chief Executive Officer of Fairfax, which is, together with certain of its wholly-owned or controlled subsidiaries, the largest beneficial shareholder of the Company on an as-converted basis.

Mandate
The Board is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board discharges its responsibility directly and, in part, through the Audit and Risk Management Committee and the CNG Committee. The Board operates pursuant to a written mandate, which was updated in March 2014 to reflect the appointment of a Lead Director and to define the role of the Lead Director in providing independent leadership to the Board. The current Board mandate is set out in Schedule B to this Management Information Circular. The Board meets regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board include:

1)	promoting a culture of integrity throughout the organization;

2)	overseeing and approving the Company’s strategic initiatives and the implementation of such initiatives;

3)	overseeing the risk identification, assessment, management, monitoring and reporting activities of management to ensure the effective implementation of the Corporation’s risk management framework;

4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;

5)	reviewing the Company’s organizational structure and succession planning;

6)	at any time that the Board Chair is an officer or employee of the Company, monitoring the executive performance of the Board Chair and approving his or her compensation;

7)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Company’s overall compensation policy for executive managers;

8)	adopting and monitoring a disclosure policy for the Company;

9)	monitoring the integrity of internal control and management information systems; and

10)	developing the Company’s approach to corporate governance.

The Board mandate also sets out other responsibilities of the Executive Chair and the Lead Director. In May 2014, the Board adopted a written position description for the Chief Executive Officer.

The Board is responsible for ensuring that appropriate risk management policies and frameworks are in place at the Company. The Board receives regular reports from the Chief Risk Officer, sets the Company’s risk appetite and oversees the risk management activities undertaken by the Audit and Risk Management Committee and the CNG Committee.

The Board oversees succession planning activities that are primarily focused on the Executive Officers of the Company and addresses, among other things, position descriptions, potential internal successors and the state of readiness of such successors. The succession plan also reviews executive turnover and open or pending executive requisitions. The Board, including its CNG Committee, periodically reviews and monitors the succession plan. The plan is updated as deemed appropriate.

Term Limits

The Company has not adopted term limits for its directors or other mechanisms of Board renewal, in part, because Board renewal has not been a challenge for the Company in recent years. Specifically, the average tenure of the current directors is relatively low, at approximately 48 months, or four years. In addition, the Board believes that the nomination and voting process will only produce directors who are able to make a meaningful contribution.

Orientation and Continuing Education

All new directors of the Company receive a comprehensive orientation. The orientation includes: meeting the Chair of the CNG Committee, the Chair of the Board and other independent directors as part of the selection process; receiving briefing materials relating to the Company’s operations and the operations of the Board and its committees, including the Company’s Business Standards and Principles, Board mandate and committee charters; advice from the Company’s legal counsel on their legal duties, corporate and securities obligations and the Company’s corporate governance procedures and policies; and meeting with Executive Officers as appropriate in order to understand the Company’s products, operations and key functions. The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees. A Board dinner also typically occurs on the evening preceding each quarterly Board meeting and provides the Board an opportunity to discuss the Company’s business privately (or with management invitees) in a more informal setting.

The CNG Committee’s charter formally sets out the role of the committee, including responsibility for the development and review of director orientation and continuing education programs. Education occurs as part of the regular business of the Board and its committees. See “Corporate Governance Practices – 3. CNG Committee – Nomination and Assessment of Directors” in this Management Information Circular for further information. In addition, the Board mandate requires that: (i) individual directors seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Board and (ii) the frequency of director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

In Fiscal 2017, members of the Board or its committees received briefings/updates on various topics, including U.S. and Canadian securities law developments and a variety of topics in quarterly materials from Ernst & Young LLP, including revenue recognition practices.

2.	Audit and Risk Management Committee
The Audit and Risk Management Committee is comprised of Barbara Stymiest (Chair), Timothy Dattels, Laurie Smaldone Alsup and Wayne Wouters, all of whom are independent within the meaning of NASDAQ rules and applicable Canadian securities laws. The Audit and Risk Management Committee met four times during Fiscal 2017 to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board. The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s internal audit function also functionally reports directly to the Audit and Risk Management Committee and administratively to the Chief Risk Officer. The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

Pursuant to its charter, the Audit and Risk Management Committee provides assistance to the Board with respect to the oversight of enterprise risk management, including risk compliance, the internal audit function, and the controls, processes and policies used by management to effectively manage the Company’s risks. The Chief Risk Officer provides regular reporting to the Board and the Audit and Risk Management Committee.

The Board-approved charter of the Audit and Risk Management Committee is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html and is appended to the Company’s Fiscal 2017 Annual Information Form. The Board has developed a written mandate for the chair of the Audit and Risk Management Committee, as set out in such committee’s charter. Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2017 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

3.	CNG Committee
The CNG Committee is comprised of V. Prem Watsa (Chair), Mike Daniels, Richard Lynch and Barbara Stymiest, all of whom are independent within the meaning of NASDAQ rules and applicable Canadian securities laws. The charter of the CNG Committee is approved by the Board and is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html. The Board has developed a written mandate for the chair of the CNG Committee, as set out in such committee’s charter. The CNG Committee met four times during Fiscal 2017, and meets without management present at each of its quarterly meetings.

Mr. Watsa has served as Chair of the CNG Committee since November 2013. None of the members of the CNG Committee has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company. No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Board or the CNG Committee.

The Board believes that the members of the CNG Committee are qualified to fulfill the duties of the CNG Committee due to their experience and direct involvement in executive compensation decision making as outlined in the below chart, which references all current members of the CNG Committee. The members of the CNG Committee have an understanding of executive compensation decision making, including the underlying policies and principles and relevant market practices, as a result of their experience as senior executives at significant companies, including in many cases having ultimate responsibility for human resources and compensation. This understanding has also been garnered through their service on the CNG Committee of the Company and the compensation/pension committees at other public companies. Ms. Stymiest also has extensive experience serving on the Company’s Audit and Risk Management Committee or the audit committees of other public companies, which experience is relevant to the CNG Committee’s risk management responsibilities in respect of the Company’s compensation policies and practices.

Member	Experience & Skills
V. Prem Watsa (Chair)
•    Current Chairman and Chief Executive Officer of Fairfax
•    Current Vice President of Hamblin Watsa Investment Counsel
•    Current Chairman of Fairfax India Holdings Corporation
•    Current Chairman of Fairfax Africa Holdings Corporation

Mike Daniels
•    Current Chair of the Compensation Committee of Mercury Systems, Inc.
•    Member of CACI International Inc.’s Compensation Committee and Corporate Governance and Nominating Committee
•    Former Chairman of the board and CEO of Mobile 365, Inc.
•    Former Chairman of the board and CEO of Network Solutions, Inc.
•    Former director of Sybase Inc.

Richard Lynch
•    Former Executive Vice-President and Chief Technology Officer of Verizon Communications
•    Current Chairman of the board of Sonus Networks, Inc.
•    Former Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee of Ruckus Wireless Inc.
•    Former Chairman of the board and a former member of both the Executive Committee and Nomination and Corporate Governance Committee of TranSwitch

Barbara Stymiest
•    Former member of the Group Executive and former Group Head of Strategy, Treasury & Corporate Services at the Royal Bank of Canada for approximately seven years
•    Former Chief Executive Officer of the TMX Group Inc. for approximately five years
•    Former Executive Vice President and Chief Financial Officer at BMO Capital Markets
•    Current member of Pension Committee and Audit Committee of the board of directors of George Weston Limited
•    Current Chair of Risk Review Committee of Sun Life Financial
•    Former member of Human Resources Committee of Sun Life Financial

Compensation Matters

In relation to its duties and responsibilities concerning compensation matters pursuant to its charter, the CNG Committee is primarily responsible for administering the Company’s equity-based compensation plans and reviewing, and in certain circumstances, approving and recommending for approval, the compensation packages for the Executive Officers.

The CNG Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices. At least annually, (i) the CNG Committee shall make recommendations on Executive Chair compensation to the entire Board for its consideration and approval; (ii) the Executive Chair or the CNG Committee (in conjunction with the Executive Chair, if the Chief Executive Officer is not also the Executive Chair) shall make recommendations on Chief Executive Officer compensation to the entire Board for its consideration and approval; and (iii) the Executive Chair or the CNG Committee (in conjunction with the Executive Chair) shall review and approve the compensation packages for the direct reports to the Chief Executive Officer. The CNG Committee also evaluates the performance of the Executive Chair, and the Executive Chair or the CNG Committee shall evaluate the performance of the Chief Executive Officer (if the Chief Executive Officer is not also the Executive Chair) each year using both financial and non-financial measurements. Recommendations made by the CNG Committee on the Executive Chair’s compensation are reviewed and discussed by the independent members of the Board before final approval.

The CNG Committee has sole authority to retain independent compensation consultants to provide the committee with advice on the Company’s compensation practices as necessary or desirable. It also has the authority to approve the fees payable to any independent compensation advisor that it retains. Decisions made by the CNG Committee generally reflect factors and considerations in addition to any information and advice provided to it by any independent compensation consultant.

Independent Compensation Consultant

The CNG Committee did not engage an independent compensation consultant in Fiscal 2017 or Fiscal 2016.

Nomination and Assessment of Directors

The CNG Committee is also responsible for: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors’ qualifications and (iii) orientation and education of new directors. The CNG Committee has the responsibility for nominating new directors. Potential nominees have in the past been identified by the CNG Committee through independent recruiting firms or by individual referrals. The selection criteria include:

•
the specific skill set and experience required on the Board at a given time, taking into account the skill sets of the other Board members, including high technology, telecommunications, marketing and worldwide operational experience;

•	personal characteristics, including integrity and high ethical standards; and

•	other considerations.

In March 2015, the Board adopted a written Board diversity policy (the “Board Diversity Policy”) pursuant to which the Company will strive for a diverse Board and will take into account the benefits of diversity as part of its mandate to ensure an appropriate balance of necessary skills, background, experience and knowledge on the Board. See “Corporate Governance Practices – 4. Diversity” in this Management Information Circular for further details.

The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above. Through an annual effectiveness questionnaire that is completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are formally assessed with respect to their effectiveness and contribution. The completed questionnaires are reviewed by the CNG Committee Chair who subsequently discusses with each director their respective questionnaires and reports to the Board on the results of the evaluation process.

4.	Diversity
The Board recognizes the value and importance of the Board being comprised of highly talented and experienced individuals whose diverse backgrounds reflect the Company’s stakeholders, including its customers and employees and the ever-changing communities and markets in which the Corporation operates. In March 2015, the Board adopted the Board Diversity Policy pursuant to which the Company will strive for a diverse Board. In accordance with the Board Diversity Policy, the CNG Committee and Executive Chair will take into account the benefits of diversity as part of its mandate to ensure an appropriate balance of necessary skills, background, experience and knowledge on the Board. When identifying candidates to recommend for appointment or election to the Board, the CNG Committee and Executive Chair will:

•	consider only individuals who are highly qualified, based on their experience, functional expertise, skills and character; and

•
take into account criteria that promote diversity, including gender, race, religion, ethnicity, sexual orientation, physical ability, geographic representation, age, and other personal characteristics as the Board may determine from time to time.

The Board Diversity Policy provides that the CNG Committee is responsible for implementing the policy and monitoring progress towards the achievement of its objectives. The CNG Committee will also review the Board Diversity Policy from time to time and may recommend changes to the policy or additional objectives, as appropriate.

The Company is mindful of the benefits of striving for a diverse Board, which include accessing a broader pool of high-quality candidates, gaining exposure to a greater variety of perspectives and ideas, promoting better corporate governance and maximizing opportunities for innovation in conducting the Company’s business. Consideration of the level of representation of women on the Board is one factor among many that plays a role in the CNG Committee’s and Executive Chair’s decision-making process. The Company is committed to diversity in the workplace and considers a multitude of factors when making executive officer appointments, including, primarily, the available talent in the industry, as well as the level of representation of women. The Company has not adopted targets regarding women on the Board or in executive officer positions. The Board believes that the combination of qualities desirable in the Company’s directors and executive officers severely restricts the availability of suitable individuals, and therefore targets have not been adopted.

Currently, the Company has one woman Executive Officer, representing 13% of the total number of Executive Officers and two of the Board’s eight members (and two of the nominees for election to the Board at the Meeting), or 25%, are women.

5.	Majority Vote Policy
In March 2011, the Board adopted a Majority Vote Policy and, in December 2014, the Board approved technical amendments to the policy to conform to new provisions of the TSX Company Manual regarding majority voting. The Majority Vote Policy only applies to an “uncontested election” of Board nominees which for the purposes of the policy means an election where the number of nominees for members of the Board is equal to the number of members to be elected. If, with respect to any Board nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board. The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board must determine as soon as possible and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation. With the exception of special or extenuating circumstances that would warrant the continued service of the applicable director, the Board shall accept the resignation. In considering whether to accept or refuse the resignation, the Board will consider all factors deemed relevant by members of the Board including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee. Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board or any of its committees regarding his or her resignation. The Board will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

6.	Ethical Business Conduct and Code of Business Standards and Principles
The Company maintains and follows a written code of business standards and principles (the “Code”) that applies to, and is acknowledged annually by, all of the directors, officers and employees of the Company. The Code incorporates a number of policies and guidelines, including the Company’s Prevention of Improper Payments Policy and Insider Trading Policy. During Fiscal 2015, the Company amended the Code to provide expressly that adherence to, and acknowledgment of, the Code is a condition of employment, expand the responsibilities of managers under the Code, require the internal reporting of suspected or observed violations, provide more information about the process for investigating violations, add requirements concerning protecting the Company against misappropriation or fraud, expand requirements to comply with applicable privacy laws, clarify and increase accountability for compliance with conflicts of interest prohibitions, expand anti-bribery and anti-money laundering provisions and other provisions relating to government contracting, modify procedures relating to approval and monitoring of expenses, clarify requirements regarding selection and treatment of suppliers, modify provisions relating to receipt of gifts, meals and entertainment and make certain other modifications. In addition to the Code, the Board has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours.

The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read, understand and will comply with the Code. The Company maintains a whistleblower program and makes whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems. The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the BlackBerry EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity. Employees have been advised of the whistleblower program as part of the Company’s annual Code acknowledgement program. Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings. The Company has not filed any material change report since the beginning of Fiscal 2017 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition, the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company. The Company’s Risk Management Council (the “RMC”), a council of internal senior leaders which supports the Company’s enterprise risk management activities, and the Company’s Security Risk and Compliance Committee oversee and assist management in maintaining the Company’s compliance program and policies. The RMC reports to the Chief Executive Officer and meets at least quarterly with the Chief Risk Officer serving as the Chair. The Chair of the RMC also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities. Steve Zipperstein, the Company’s Chief Legal Officer and Corporate Secretary, serves as the Chief Compliance Officer and Chief Risk Officer of the Company.

The Code is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html, or upon request to the Corporate Secretary of the Company at its executive office, 2200 University Avenue East, Waterloo, Ontario, N2K 0A7.

7.	Advisory Vote on Executive Compensation
In March 2012 the Board adopted the advisory vote policy set out in Schedule A to this Management Information Circular (the “Say on Pay Policy”). The Say on Pay Policy is consistent with the model say on pay policy of the

Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote by common shareholders.

Consistent with the Say on Pay Policy, the annual vote is an advisory vote only and is not binding on the Board which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for this Meeting. The details of how a negative advisory vote will be addressed are set out in the Say on Pay Policy. At last year’s annual and special meeting of the Company, approximately 78% of the votes cast were in favour of the “Say on Pay” resolution.

ADDITIONAL INFORMATION
Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7:

(i)	the Annual Report on Form 40-F containing the audited consolidated financial statements for Fiscal 2017 together with the accompanying Auditor’s Report;

(ii)	the Fiscal 2017 annual MD&A;

(iii)	the Fiscal 2017 Annual Information Form; and

(iv)	this Management Information Circular.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

APPROVAL
The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board on May 1, 2017. A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 5th day of May, 2017.

BY ORDER OF THE BOARD

(signed)    John Chen, Executive Chair

SCHEDULE A
SAY ON PAY POLICY
‘Say on Pay’ Advisory Vote

The Board (the “Board”) of BlackBerry Limited (the “Company”) believes that the Company’s shareholders should have the opportunity to understand the objectives, strategy and philosophy that the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of the ‘Say on Pay’ Advisory Vote

The purpose of the ‘Say on Pay’ advisory vote is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation. While shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of these responsibilities by a positive advisory vote by shareholders.

Form of Resolution

The management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the [insert year] annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

Results of the ‘Say on Pay’ Advisory Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters.

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of shareholders cast votes against the resolution, the Board will consult with its shareholders, particularly those who are known by the Company to have voted against it, in order to understand their concerns. The Board will also review its approach to executive compensation in the context of those concerns. Shareholders who have voted against the resolution will also be encouraged to contact the Board to discuss their specific concerns. In the event a majority of the votes cast on the resolution are positive, but holders of a significant number of shares in the Company have voted negatively, the Board may nonetheless, at its discretion, undertake the above engagement process.

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management information circular for its next annual meeting, a summary of the significant comments relating to compensation received from shareholders in the above engagement process and an explanation of the changes to the Company’s approach to executive compensation made or to be made by the Board or why no changes will be made.

A-1

Review of this Policy

The Board recognizes that ‘Say on Pay’ is an evolving area in Canada and globally, and will review this Policy annually with a view to assessing its effectiveness relative to its objectives.

A-2

SCHEDULE B
MANDATE OF THE BOARD OF DIRECTORS OF BLACKBERRY LIMITED
The Board of Directors (the “Board”) of BlackBerry Limited (the “Corporation”) is responsible for supervising the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”). The Board has formed two standing committees, an Audit & Risk Management Committee and a Compensation, Nomination & Governance Committee, to perform certain delegated duties and responsibilities in accordance with their respective charters. From time to time, the Board may also establish special committees to review and make recommendations on specific matters. Any delegation to a standing or special committee does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities. Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

Meetings of the Board will be held at least quarterly and as otherwise required.

1.	RESPONSIBILITIES OF THE BOARD

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	promoting a culture of integrity throughout the organization;

2)	overseeing and approving the Corporation’s strategic initiatives and the implementation of such initiatives;

3)	overseeing the risk identification, assessment, management, monitoring and reporting activities of management to ensure the effective implementation of the Corporation’s risk management framework;

4)	overseeing the Corporation’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;

5)	reviewing the Corporation’s organizational structure and succession planning;

6)	at any time that the Board Chair is an officer or employee of the Corporation, monitoring the executive performance of the Board Chair and approving his or her compensation;

7)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Corporation’s overall compensation policy for executive managers;

8)	adopting and monitoring a disclosure policy for the Corporation;

9)	monitoring the integrity of internal control and management information systems; and

10)	developing the Corporation’s approach to corporate governance.

2.	BOARD CHAIR AND RESPONSIBILITIES

The Directors will elect one of the Directors to be the Board Chair. The Chair will facilitate the effective functioning of the Board and will provide leadership to the Board. The responsibilities of the Chair will include, among other things, the following:

1)	Assume primary responsibility for the effective operation of the Board;

2)	Act as liaison between the Board and the Chief Executive Officer and facilitate the proper flow of information to the Board from management;

3)	In consultation with the Chief Executive Officer, take appropriate steps to foster an effective relationship between executive management personnel and the Board;

4)	Lead the Board in monitoring and influencing strategic management;

5)	Ensure that the responsibilities of the Board are well understood by both the Board and management;

6)	Together with the other members of the Board, develop and maintain appropriate processes for the evaluation of the Chief Executive Officer and other executive management;

7)	Lead and oversee compliance with the governance policies of the Board;

8)	Together with the other members of the Board, develop and maintain procedures to regularly assess the effectiveness of the Board, its committees and individual Directors;

9)
Consult with the Board, the Lead Director (if any), the Chief Executive Officer and the Corporate Secretary to set Board agendas that are based on the responsibilities of the Board and reflect current priorities and require that materials and any information sent to the Board are appropriate and timely;

10)	Convene and chair meetings of the Board in a manner that facilitates debate and encourages Director participation;

11)	Attend committee meetings as appropriate;

12)	Communicate with Directors between meetings as appropriate;

13)	Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate;

14)	Chair annual and special meetings of the shareholders of the Corporation; and

15)	Perform such other duties and responsibilities as may be determined by the Board from time to time.

In the event of a temporary absence of the Chair, the Lead Director or, in the absence of a Lead Director, another Director chosen by the Directors will perform the responsibilities of the Chair.

3.	LEAD DIRECTOR AND RESPONSIBILITIES

At any time that the Corporation has a Chair who is not “independent” within the meaning of applicable securities laws and stock exchange rules, the independent Directors will elect one of the independent Directors to be the Lead Director with the intent that the Lead Director will provide independent leadership to the Board. The responsibilities of the Lead Director will include, among other things, the following:

1)	Assume primary responsibility for the independence of the Board from management, and ensure that the boundaries between the Board and management are clearly understood and respected;

2)
Convene and chair sessions of the Board, including at each quarterly scheduled meeting, consisting exclusively of independent directors in a manner that facilitates debate and encourages Director participation, and consult with the Chair on any matters arising out of such sessions;

3)	Communicate with independent Directors and the Chief Executive Officer between meetings as appropriate, including with respect to Board agendas;

4)
In consultation with the Compensation, Nominating and Governance Committee and the independent Directors, develop and review the Chair’s position description and the position description of the Chief Executive Officer and lead the Board’s review and discussion of their performance; and

5)	Ensure that the Board has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate and applicable law.

In the event of a temporary absence of the Lead Director, one of the other independent Directors, as determined by a majority of the independent Directors, will perform the responsibilities of the Lead Director.

4.	INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1)	Time and Attention: Attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

2)
Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations and the policies of the Corporation.

3)
Continuing Education: Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of a Director. The frequency of

Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

4)
Change of Employment Notification: Promptly notify the Board of any change in the Director’s employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.

5)
Limit on Board Service: Without the prior consideration and approval of the Board, refrain from serving concurrently on: (i) more than four public company boards of directors, or (ii) in the case of any Director who is an executive officer of a public company, (A) more than two public company boards of directors other than the board of the public company of which the Director is an executive officer, or (B) if the Director has attended less than 75 percent of his or her respective Board and committee meetings held within the past year without a valid reason for such absences, more than one public company board of directors other than the board of the public company of which the Director is an executive officer.

6)	Conflicts of Interest: Advise the Board of any conflicts, or potential conflicts, of interest in accordance with the Corporation’s Code of Business Standards and Principles.

5.	CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation’s head office at:

2200 University Avenue East
Waterloo, Ontario
Canada N2K 0A7
Tel: (519) 888-7465

6.	ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

DOCUMENT 4

BlackBerry

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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# This Form of Proxy is solicited by and on behalf of Management.

## Notes to proxy

1. **Every holder of common shares ("Common Shares") of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.
5. **The Common Shares represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1-5.**
6. The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

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**Proxies submitted must be received by 10:00 am, Eastern Daylight Time, on June 19, 2017.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**

## Appointment of Proxyholder

**I/We, being shareholder(s) of the Company hereby appoint:** John Chen, Executive Chair and Chief Executive Officer of the Company, or failing him, V. Prem Watsa, Lead Director of the Board of Directors of the Company

OR

**Print the name of the person you are appointing if this person is someone other than John Chen or V. Prem Watsa.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1-5) and all other matters that may properly come before the Annual and Special Meeting of the shareholders (the "Meeting") of the Company to be held on June 21, 2017, at the Main Hall, BlackBerry C, 2240 University Avenue East, Waterloo, Ontario, N2K 0A9 at 10:00 a.m., and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

### 1. Election of Directors

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. John Chen | ☐ | ☐ | 02. Michael A. Daniels | ☐ | ☐ | 03. Timothy Dattels | ☐ | ☐ |
| 04. Richard Lynch | ☐ | ☐ | 05. Laurie Smaldone Alsup | ☐ | ☐ | 06. Barbara Stymiest | ☐ | ☐ |
| 07. V. Prem Watsa | ☐ | ☐ | 08. Wayne Wouters | ☐ | ☐ | | | |

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### 2. Appointment of Auditors

For ☐ Withhold ☐

### 3. Approval of Amendment to the Equity Incentive Plan

For ☐ Against ☐

### 4. Approval of Unallocated Entitlements under the Deferred Share Unit Plan

For ☐ Against ☐

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### 5. Advisory Vote on Executive Compensation

For ☐ Against ☐

## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in items 1-5.**

**Signature(s)**

**Date**

DD / MM / YY

**Interim Financial Statements** - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Financial Statements** - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

**Information Circular** - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

R I M Q 2 5 0 6 8 8 A R 2

DOCUMENT 5

BLACKBERRY LIMITED
EQUITY INCENTIVE PLAN
AMENDED AND RESTATED JUNE 23, 2015
Section 1INTERPRETATION AND ADMINISTRATIVE PROVISIONS

1.1	Purposes
The purposes of this Plan are to assist the Corporation and its affiliates to attract, retain and motivate executive officers and employees by granting to them: (i) options to purchase common shares of the Corporation; and (ii) restricted share units.

1.2	Definitions
When used herein, unless the context requires otherwise, the following terms have the following meanings:
“affiliate” and “jointly or in concert” have the respective meanings set forth in the Securities Act (Ontario), as amended from time to time.
“Approved Leave of Absence” means (i) any personal or education leave in excess of four (4) weeks in duration, (ii) any period during which you are in receipt of long-term disability benefits, or (iii) any period during which your status of employment changes from full-time to part-time (being less than twenty-five (25) hours per week).
“Award” means an Option or RSU granted under this Plan.
“Award Agreement” means an Option Agreement or RSU Agreement as the context requires.
“Award Date” means the date the Board grants an Award under this Plan.
“Blackout Period” means any period imposed by the Corporation applicable to a Participant, during which specified individuals, including insiders of the Corporation, may not trade in the Corporation’s securities (including for greater certainty any period during which specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in the Corporation’s securities.
“Board” means the Board of Directors of the Corporation.
“Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Toronto, Ontario are not generally open for business.

“Cause” has the meaning attributed to such term in the Participant’s Employment Agreement, or if the Employment Agreement is silent or the Participant does not have an Employment Agreement, “cause” means grounds for summary termination of the employment contract without notice, pay in lieu of notice, severance pay, or similar obligations, as that concept is interpreted and applied by the courts of Ontario.
“Change of Control” means the occurrence of any of the following events:

(a)
an amalgamation, merger, consolidation, arrangement or other reorganization involving the Corporation or any of its affiliates and another corporation or other legal entity, as a result of which the holders of the Shares immediately prior to the completion of that transaction hold less than a majority of the Shares after completion of that transaction;

(b)
any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Shares, whether through acquisition of previously issued and outstanding Shares, or of Shares that have not been previously issued, or any combination thereof, or any other transaction of similar effect;

(c)
the Corporation sells or otherwise transfers all or substantially all of its assets to any other corporation or other legal person or entity (other than a disposition or transfer of assets to an affiliate of the Corporation as part of a reorganization of assets of an affiliate of the Corporation), where the holders of Shares immediately prior to the completion of that transaction hold less than a majority of the common shares of the acquiring corporation or person immediately after the completion of such transaction; or

(d)
as a result of or in connection with the contested election of directors, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board do not constitute a majority of the Board.

“Change of Control Period” means the shorter of: (i) 24 months following a Change of Control; and (ii) the period of time following a Change of Control specified in the Participant’s Employment Agreement.
“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the executive officers and other employees, which, as at the effective date of the Plan, is the Compensation, Nomination and Governance Committee.
“Corporation” means Blackberry Limited.
“Employment Agreement” means a written employment agreement between a Participant and a Participating Entity.
“Exercise Notice” means a written notice by a Participant addressed to the Secretary of the Corporation stating the Participant’s intention to exercise a particular Option.

“Exercise Price” means the price at which Shares may be purchased on the exercise of an Option.
“Expiry Date” means:

(a)
in respect of any Option, the fifth (5th) anniversary of the Award Date unless another date is specified by the Board, provided that the Expiry Date may not be later than the fifth (5th) anniversary of the Award Date;

(b)
in respect of any RSU, the date specified in the applicable RSU Agreement, if any, as the date on which the RSU will be terminated and cancelled or, if no such date is specified in the RSU Agreement, December 31 of the third (3rd) calendar year following the Award Date.

“Market Value” means the closing trading price of the Shares on the Nasdaq Stock Market or the Toronto Stock Exchange, as the case may be, on the applicable date, or if there is no closing trading price on that date, then on the last preceding date on which such a closing trading price was reported.
“Option” means a right granted to a Participant to purchase Shares on the terms set out in the Plan.
“Option Agreement” means a signed, written agreement (which may be in electronic form), between a Participant and the Corporation, substantially in the form attached as Schedule “A” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an Option has been granted under this Plan.
“Option Period” means the period of time during which an Option granted under this Plan may be exercised.
“Participant” means an employee of a Participating Entity who the Board determines may participate in this Plan.
“Participating Entity” means the Corporation and any affiliate of the Corporation which is designated by the Board from time to time.
“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.
“Plan” means this Blackberry Limited Equity Incentive Plan.
“Prior Plans” means the Corporation’s Stock Option Plan (Amended and Restated March 2012) and the Corporation’s 2005 Restricted Share Unit Plan (as amended).
“RSU” means a right granted to a Participant to receive a Share or a cash payment based on the Market Value of a Share that generally becomes Vested, if at all, following a period of continuous employment and subject to the RSU Vesting Conditions.
“RSU Account” has the meaning set out in Section 4.3.

“RSU Agreement” means a signed, written agreement (which may be in electronic form), between a Participant and the Corporation, substantially in the form attached as Schedule “B” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an RSU has been granted under this Plan.
“RSU Vesting Conditions” means any conditions relating to a Participant’s continued service with a Participating Entity for a period of time and/or any other conditions in respect of the Vesting of RSUs determined by the Board at the time of the Award.
“Settlement Date” means, with respect to any RSU, the date upon which Vested RSUs under such Award shall be settled in the form elected by the Corporation pursuant to Section 4.4.
“Share” means a common share of the Corporation.
“Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.
“Termination Date” means:

(a)
subject to subparagraph (b) below, in the case of the termination of the Participant’s employment by a Participating Entity or the Participant’s resignation, the earlier of: (i) the date specified in the written notice of termination or resignation; and (ii) the last day worked by the Participant, provided such date shall not be prior to the last day of any minimum statutory notice period, if applicable; and

(b)	in the case of a Change of Control, where there is a termination of the Participant’s employment other than for Cause, the last day worked by the Participant.
“Trust Agreement” means the trust agreement between the Trustee and the Corporation providing for the purchase of Shares on the open market.
“Trustee” means the trustee selected by the Corporation to purchase Shares on the open market for settlement of RSU Awards pursuant to Section 4.4(b).
“Vested” means: (i) with respect to an Option, that it has become exercisable; and (ii) with respect to RSUs, the applicable RSU Vesting Conditions in relation to a whole or a percentage of the number of RSUs covered by an Award have been met. “Vest” and “Vesting” have corresponding meanings.
“Vesting Date” means: (i) with respect to an Option, the date on which it becomes exercisable; and (ii) with respect to RSUs, the date on which the applicable RSU Vesting Conditions are met.
“Vesting Period” means, with respect to an Award, a period specified by the Board, commencing on the Award Date and ending no later than immediately prior to the Expiry Date.

1.3	Interpretation
The Plan is to be interpreted as follows:

(a)	The use of headings is for ease of reference only and does not affect construction or interpretation of this Plan.

(b)	Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

(c)	References to Sections and Subsections are references to sections and subsections in this Plan, unless otherwise specified.

(d)	All amounts paid or values to be determined under the Plan shall be in Canadian dollars.

(e)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan or any Award, the term “discretion” means the “sole and absolute discretion” of the Board.

(f)	Where the words “including” or “includes” appear in this Plan, they mean “including (or includes) without limitation”.
1.4    Prior Plans
This Plan is intended to replace the Prior Plans, which Prior Plans shall be automatically terminated and replaced and superseded by this Plan on the date on which this Plan is approved by the Corporation’s shareholders, such that after the effective date of this Plan (as provided in Section 6.16), no awards may be granted under the Prior Plans. Notwithstanding the foregoing, any awards granted under the Prior Plans shall remain in effect pursuant to their terms (as they may be duly amended from time to time) and shall be governed by the terms of the Prior Plans, as applicable, under which they were first granted.
SECTION 2    ADMINISTRATION

2.1	Administration
This Plan will be administered by the Board and the Board has complete authority, in its discretion, to interpret the provisions of this Plan. In administering and interpreting the Plan, the Board may adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan which the Board determines, in its discretion, are necessary or advisable. The Board’s determinations and actions within its authority under this Plan are final, conclusive and binding on the Corporation, its affiliates and all other Persons.

2.2	Delegation
To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee or to the Executive Chair of the Corporation all or any of the powers conferred on the Board under the Plan. In such event, but only to the extent reasonably required for the purposes of such delegation, references to the Board mean and include the Committee or the Executive Chair, as applicable, and the Committee or the Executive Chair, as applicable, will exercise the powers delegated to it or to him by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by the Committee or the Executive Chair arising out of or in connection with the administration or interpretation of this Plan within its or his authority under this Plan, are final, conclusive and binding on the Participating Entities and all other Persons.

2.3	Eligibility

(a)	Participation in the Plan is entirely voluntary.

(b)	All employees of Participating Entities are eligible to participate in this Plan.

(c)
Eligibility to participate in the Plan does not confer upon any Person any right to be granted Awards pursuant to this Plan. In addition, no Participant has any claim or right to be granted an Award (including, without limitation, an Award granted in substitution for any Award that has expired pursuant to the terms of this Plan).

2.4	Taxes and Other Source Deductions
The Corporation is authorized to deduct or withhold from any amount payable or credited hereunder such taxes and other amounts as it may be required by applicable law to deduct or withhold and to remit the amounts deducted or withheld to the applicable governmental authority as required by applicable law. If a Participating Entity is required under applicable law to deduct or withhold and remit to the applicable government authority an amount on account of tax in respect of any amount paid hereunder and there is insufficient cash paid hereunder from which to make the required deduction or withholding, the Participant shall:

(a)	pay to the Participating Entity sufficient cash as is reasonably determined by the Participating Entity to be the amount necessary to permit the required remittance;

(b)
authorize the Participating Entity, on behalf of the Participant, to sell in the market on such terms and at such time or times as the Participating Entity determines, a portion of the Shares issued hereunder to realize cash proceeds to be used to satisfy the required tax remittance; or

(c)	make other arrangements acceptable to the Participating Entity to fund the required tax remittance.

2.5	Information
Each Participant shall provide the Corporation with all information the Corporation requires from that Participant in order to administer this Plan.

2.6	Indemnification
Each member of the Board and the Committee is indemnified and held harmless by the Corporation against any cost or expense arising out of any act or omission in connection with this Plan to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise.

2.7	Governing Law
This Plan shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.8	Total Shares Subject to Awards

(a)
Number of Shares. Subject to adjustment as provided in Section 6, a total of 21,375,000 Shares shall be authorized for Awards granted under the Plan, less 0.625 Share for every one (1) Share that was subject to an option granted after March 2, 2013 under any Prior Plan and one (1) Share for every one (1) Share that was subject to an award other than an option granted after March 2, 2013 under any Prior Plan. Any Shares that are subject to Options shall be counted against this limit as 0.625 Share for every one (1) Option granted, and any Shares that are subject to Awards other than Options shall be counted against this limit as one (1) Share for every one (1) share unit. After the effective date of the Plan (as provided in Section 6.16), no awards may be granted under any Prior Plan.

(b)
If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any Shares subject to an award under any Prior Plan are forfeited, an award under any Prior Plan expires or is settled for cash (in whole or in part), then in each such case the Shares subject to such Award or award under any Prior Plan shall, to the extent of such forfeiture, expiration or cash settlement, be added to the Shares available for Awards under the Plan, in accordance with Section 2.8(d) below. In the event that withholding tax liabilities arising from an Award other than an Option or, after March 2, 2013, an award other than an option under any Prior Plan are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Corporation, the Shares so tendered or withheld shall be added to the Shares available for Awards under the Plan in accordance with Section 2.8(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Corporation in payment of the purchase price of an Option or, after March 2, 2013, an option under any Prior Plan; (ii) Shares tendered by the Participant or withheld by the Corporation to satisfy any tax withholding obligation with respect to Options or, after March 2, 2013, options under any Prior Plan; and (iii) Shares reacquired by the Corporation on the open market or otherwise using cash proceeds from the exercise of Options, or after March 2, 2013, options under any Prior Plan.

(c)
Substitute Awards shall not reduce the Shares authorized for grant under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Corporation or any subsidiary of the Corporation or with which the Corporation or any subsidiary of the Corporation combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of common shares of the entities party to such acquisition or arrangement) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in paragraphs (b) above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and shall only be made to individuals who were not employees or directors prior to such acquisition or arrangement.

(d)
Any Shares that again become available for Awards under the Plan pursuant to this Section shall be added as (i) 0.625 Share for every one (1) Share subject to Options granted under the Plan or options granted under any Prior Plan, and (ii) as one (1) Share for every one (1) Share subject to Awards other than Options granted under the Plan or awards other than options granted under any Prior Plan.

2.9    Insider Participation Limits
The grant of Awards under the Plan is subject to the following limitations:

(a)	No more than 10% of the Corporation’s outstanding Shares may be issued under the Plan or pursuant to any other security based compensation arrangements of the Corporation in any one (1) year period.

(b)	No more than 5% of the Corporation’s outstanding Shares may be issued under the Plan or pursuant to any other security based compensation arrangements of the Corporation to any one Participant.

(c)
No more than 10% of the Corporation’s outstanding Shares may be issued to insiders under the Plan or under any other security based compensation arrangements of the Corporation within any one (1) year period or be issuable to insiders at any time.

(d)	For the purposes of this Plan, “insider” and “security based compensation arrangement” have the meanings set out in the TSX Company Manual.
2.10    Award Agreements
All grants of Awards under this Plan will be evidenced by Award Agreements. Any one of the Chief Financial Officer or the Executive Vice President of Human Resources of the Corporation is authorized and empowered to execute on behalf of the Corporation and deliver an Award Agreement to a Participant.
SECTION 3    GRANT OF OPTIONS

3.1	Grant of Options
Subject to Section 2.8, the Board may, in its discretion, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, grant Options to any Participant, and the Participant shall execute an Option Agreement evidencing the same.

3.2	Exercise Price
The Exercise Price under any Option will be as determined by the Board at the time the Option is granted but may not be less than the Market Value of a Share at the Award Date.

3.3	Term of Options
Subject to Section 3.8 and to any accelerated termination pursuant to the Plan, each Option expires on the Expiry Date.

3.4	Vesting
Each Option shall vest and be exercisable at such times, in such manner and subject to such terms and conditions as the Committee or the Executive Chair, as applicable, may specify in the applicable Option Agreement, subject to the provisions of this Plan. In the event that the Participant does not remain actively employed by a Participating Entity during a Vesting Period due to an Approved Leave of Absence, the Vesting Period shall be extended for a time period equal to the length of the Approved Leave of Absence, provided that the affected Options shall vest prior to the Expiry Date.

3.5	Exercise of Options
Subject to the provisions of this Plan and any Option Agreement, Options may be exercised by one of the following:

(a)
by delivery of a fully completed Exercise Notice to the Secretary of the Corporation accompanied by payment in full of the applicable Exercise Price. The Exercise Price may be paid by wire transfer, certified cheque, bank draft or money order payable to the Corporation; or

(b)
an election for the receipt, without payment by the Participant, of either (i) an amount in cash per Option or (ii) a net number of Shares (in each case, net of any applicable withholding taxes or deductions) equal to the difference between the Exercise Price of the Option and the price at which Solium or such other securities dealer as designated by the Corporation is able to sell the Shares in the capital markets, selected by such dealer in its discretion, or otherwise, on the trading day that the Exercise Notice is given. The transfer cost incurred to issue the Shares will be deducted from the net proceeds payable to the Participant.

3.6	Issue of Shares
In the case of a Participant electing to receive Shares in accordance with Section 3.5(a) or Section 3.5(b)(ii), no Shares will be issued or transferred until full payment of the Exercise Price therefor has been received by the Corporation and all conditions to the issue of the Shares have been met. As soon as practicable after receipt of an Exercise Notice or election to receive Shares and full payment of the Exercise Price and the satisfaction of all conditions to the issue of the Shares, the Corporation will deliver or cause to be delivered to the Participant a certificate or certificates representing the acquired Shares or other evidence of the issuance of the acquired Shares.

3.7	Conditions to Delivery of Shares
The Corporation’s obligation to issue and deliver Shares upon the exercise of any Option is subject to:

(a)
the satisfaction of all requirements under applicable laws in respect thereof and obtaining all approvals the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof, including shareholder approval, if required;

(b)	if such Shares are listed on any stock exchange in Canada or the United States, compliance with the requirements of such stock exchanges; and

(c)
the receipt from the Participant of such representations, warranties, agreements and undertakings, including to future dealings in the such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to ensure compliance with applicable laws.

3.8	Extension of Options that Expire During a Blackout Period
If an Option would otherwise expire during a Blackout Period, the term of such Option shall automatically be extended until ten (10) Business Days after the end of the Blackout Period.

3.9	Effect of Exercise
A Participant shall have no further rights, title or interest with respect to any Option that has been exercised.

No dividends or dividend equivalents may be granted in connection with an Option.
Other than pursuant to Section 6, the Board shall not without the approval of the Corporation’s shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Market Value of one Share in exchange for cash or another award (other than in connection with a Change in Control), or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the stock exchanges in Canada and the United States on which the Shares are listed.
SECTION 4    GRANT OF RSUs

4.1	Grant of RSUs
The Board may, in its discretion, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, grant RSUs to any Participant, and the Participant shall execute an RSU Agreement.

4.2	Number of RSUs
Each Award Agreement shall set forth the Award Date of the RSUs evidenced thereby, the number of RSUs subject to such Award (or the aggregate dollar value of the Award that will be divided by the Market Value on the Award Date and rounded down to determine the number of RSUs), the RSU Vesting Conditions and the applicable Vesting Period(s) and may specify such other terms and conditions as required under any provision of the Plan. In the event that the Participant does not remain actively employed by a Participating Entity during a Vesting Period due to an Approved Leave of Absence, the Vesting Period shall be extended for a time period equal to the length of the Approved Leave of Absence, provided that the affected RSUs shall vest prior to the Expiry Date.

4.3	RSU Accounts
An RSU Account shall be maintained by the Corporation for each Participant and will be credited with such notional grants of RSUs as are received by a Participant from time to time. RSUs that fail to Vest in a Participant, or that are paid out to the Participant, shall be cancelled and shall cease to be recorded in the Participant’s RSU Account as of the date on which such RSUs are forfeited or cancelled under the Plan or are settled, as the case may be.
No dividends or dividend equivalents may be credited in connection with an RSU.

4.4	Settlement of RSU Awards
On the Vesting Date, or as soon as practicable following a Vesting Date, such day being the Settlement Date provided that such Settlement Date may not be later than the Expiry Date, the Corporation shall:

(a)	subject to Section 2.8, issue from treasury the number of Shares that are issuable to the Participant on the Settlement Date, as fully paid and non-assessable shares;

(b)	cause the Trustee to deliver to the Participant the number of Shares purchased on the open market that are covered by the Vested RSUs at the Settlement Date; or

(c)	pay an amount in cash to the Participant equal to the aggregate Market Value of the Shares covered by the Vested RSUs at the Settlement Date.
Whether a Vested RSU is settled in accordance with Section 4.4(a), (b) or (c) shall be at the sole discretion of the Corporation. Pursuant to Section 4.4(b), the obligations of the Corporation to provide the Trustee with the funds necessary to purchase the Shares and the Trustee to purchase and deliver the Shares shall be in accordance with the terms and conditions of the Trust Agreement.
SECTION 5    TERMINATION OF EMPLOYMENT

5.1	Termination of Employment
If the Participant ceases to be employed by a Participating Entity, the Participant shall forfeit all rights, title and interest in the Participant’s Awards which are not Vested on the Termination Date. The Participant may exercise the Participant’s Options which are Vested on the Termination Date until the earlier of: (i) the Expiry Date; and (ii) ninety (90) days after the Termination Date, after which time all Options expire.

5.2	Death of the Participant
All rights, title and interest in the Participant’s Awards which are not Vested on the Participant’s death shall immediately vest on the date of the Participant’s death. All of the Participant’s Vested Options may be exercised by the Participant’s estate, until the earlier of: (i) the Expiry Date; and (ii) six (6) months after the date of the Participant’s death, after which time all Options expire. All of the Participant’s Vested RSUs shall be settled by the Corporation in accordance with Section 4.4 and the Shares or the cash payment will be provided to the Participant’s estate.

5.3	Termination or following a Change of Control
Notwithstanding Section 5.1, if on or following a Change of Control, (A) the employment of the Participant is terminated other than for Cause during the Change of Control Period or, (B) if the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares in connection with the Change of Control becoming effective has not assumed or replaced on substantially similar terms the Participant’s existing Awards under the Plan: all Awards granted to the Participant shall immediately Vest; all restrictions shall lapse; and all Vested Options may be exercised by the Participant until the earlier of the applicable Expiry Date and one (1) year after (i) the Termination Date or (ii) the effective date of the Change of Control, as applicable, after which time all Options Expire, and all Vested RSUs shall be settled by the Corporation in accordance with Section 4.4.

5.4	Discretion to Permit Exercise
Subject to applicable laws, the Board may, in its discretion, at any time permit the exercise of any or all Awards held by the Participant or by the Participant’s estate, as the case may be, in the manner and on the terms authorized by the Board in its discretion, provided that, in any case, none of the

Board, the Committee or the Executive Chair may authorize the exercise of an Award pursuant to this Section 5 beyond the Expiry Date.
5.5    Employment Agreements
Sections 5.1, 5.2 and 5.3 of the Plan are subject to the terms and conditions of the Participant’s Employment Agreement.
SECTION 6    ADJUSTMENTS

6.1	General
The provisions contained in this Plan and any Award Agreement and the existence of any Awards shall not affect in any way the right of the Corporation or its shareholders or affiliates to take any action, including any change in the Corporation’s capital structure or its business, or any acquisition, disposition, amalgamation, combination, merger or consolidation, or the creation or issuance of any bonds, debentures, shares or other securities of the Corporation or of an affiliate thereof or the determination of the rights and conditions attaching thereto, or the dissolution or liquidation of the Corporation or of any of its affiliates or any sale or transfer of all or any part of their respective assets or businesses, whether or not any such corporate action or proceeding would have an adverse effect on this Plan or any Awards granted hereunder.

6.2	Reorganization of the Corporation’s Capital
If the Corporation effects a subdivision or consolidation of Shares or any similar capital reorganization, amalgamation, combination, recapitalization, stock split, reverse stock split, spin-off, or a payment of a dividend (whether in cash, shares or other property, other than an ordinary cash dividend), or if any other change is made in the capitalization of the Corporation that, in the opinion of the Board, would warrant the amendment or replacement of any existing Awards in order to adjust:

(a)	the number of Shares that may be acquired on the exercise of any outstanding Options;

(b)	the Exercise Price of any outstanding Options; or

(c)	the number of RSUs in the Participant’s RSU Account;
in order to preserve proportionately the rights and obligations of the Participants, the Board will authorize such steps to be taken as may be equitable and appropriate to that end.

6.3	Change of Control
In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award Agreement shall include ensuring that the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each Participant with new or replacement or amended Options or RSUs which will continue to Vest following the Change of Control on similar terms and conditions as provided in this Plan.

6.4	Fractional Shares
No fractional Shares will be issued on the exercise of an Option or the settlement of a RSU. Accordingly, if as a result of any adjustment to either the Exercise Price or the number of Shares issuable on exercise of an Option is made pursuant to the Plan, or to the number of RSUs in the Participant’s RSU Account, the Participant would become entitled to receive a fractional Share on the exercise of an Option or the settlement of a RSU, the Participant has the right to acquire only the number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares so disregarded.

6.5	Legal Requirement
The Corporation is not obligated to grant any Awards, issue or cause to be purchased any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory requirement of any government or governmental authority.

6.6	Rights of Participant
The granting of any Award is not to be construed as giving a Participant a right to remain in the employ of a Participating Entity. The participation in the Plan by an employee of a Participating Entity shall be entirely optional.

6.7	Amendment or Discontinuance
Subject to the final sentence of this Section 6.7, the Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the applicable rules, regulations and policies of any stock exchange) that require the approval of shareholders or any governmental or regulatory body. The Board may make amendments to the Plan or to any Award outstanding thereunder without seeking shareholder approval, except for the following types of amendments:

(a)	increasing the number of Shares reserved for issuance under the Plan or other Plan limits;

(b)	any change to the definition of Participant;

(c)	reducing the Exercise Price of an Option, except pursuant to Sections 6.2, or any cancellation and reissue of an Option;

(d)	extending the Expiry Date of an Award, except the automatic extension of an Award pursuant to Sections 3.8 or 4.2 or 4.4;

(e)	permitting Awards to be transferred other than by testate or intestate succession;

(f)	permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Plan reserve;

(g)	permitting awards, other than Awards, to be made under the Plan;

(h)	amendments to this Section 6.7; or

(i)	amendments to the Plan required to be approved by shareholders under applicable law.
Except as expressly set forth in the Plan, no action of the Board may adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.

6.8	Severability
If any provision of this Plan or any Award Agreement is determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions are severable and enforceable in accordance with their terms, and all provisions will remain enforceable in any other jurisdiction.

6.9	General Restrictions and Assignment

(a)
Except as required by law, the rights of a Participant under this Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b)
Rights and obligations under this Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

6.10	Market Fluctuations

(a)
No amount will be paid to, or in respect of, a Participant under this Plan (including any Award and any Shares that have not been issued or as to which any applicable restriction has not lapsed), to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. Awards may be exercised during the life of the Participant only by the Participant or the Participant’s guardian or legal representative.

(b)
The Corporation makes no representations or warranties to Participants with respect to this Plan or the Awards whatsoever. Participants are expressly advised that the value of any Awards will fluctuate as the trading price of the Shares fluctuates.

(c)
In seeking the benefits of participation in this Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of the Shares and all other risks associated with the Awards.

6.11	No Shareholder Rights
Under no circumstances shall Awards be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the grant of Awards.

6.12	Unfunded and Unsecured Plan
This Plan shall be unfunded and the Corporation will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.

6.13	Non-Exclusivity
Nothing contained in this Plan prevents the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.14	Other Employee Benefits
The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option or the settlement of an RSU will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Board in writing.

6.15	Tax Consequences
It is the responsibility of the Participant to complete and file any tax returns and pay all taxes that may be required under Canadian or other tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Entity shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.16	Effective Date
This Plan became effective July 9, 2013, as amended and restated by the Board on December 19, 2013, June 18, 2014 and May 6, 2015 and confirmed by the Corporation’s shareholders on June 23, 2015.

SCHEDULE “A”

BLACKBERRY LIMITED
EQUITY INCENTIVE PLAN

OPTION AGREEMENT
This Option Agreement is entered into between BlackBerry Limited (the “Corporation”) and the Participant named below (“you”) pursuant to the BlackBerry Limited Equity Incentive Plan (the “Plan”), a copy of which is attached at the bottom of this Agreement near the “I ACCEPT” button. The terms and conditions of the Plan are incorporated by reference as terms and conditions of this Option Agreement and all capitalized terms used in this Option Agreement have the meanings ascribed thereto in the Plan.
This Option Agreement confirms that:
1.    on              (the “Award Date”);
2.    __________________________ (the “Participant”);
3.    was granted _____________________________ Options (the “Award”);

4.	at an exercise price of _________ per Share (the “Exercise Price”);

5.	the Award, to the extent noted immediately below, shall Vest at 5:00 p.m. Eastern time on the following dates (each a “Vesting Date”):
as to ______________ Options on <<Insert 1st Anniversary Date>>;
as to ______________ Options on <<Insert 2nd Anniversary Date>>;
as to ______________ Options on <<Insert 3rd Anniversary Date>>;

as to ______________ Options on <<Insert 4th Anniversary Date>>; and
as to ______________ Options on <<Insert 5th Anniversary Date>>;
provided, however, that if you are not actively employed with a Participating Entity continuously during a Vesting Period due to an Approved Leave of Absence, the applicable Vesting Date shall be extended by a period equal to the aggregate of the period(s) of inactive employment between the Award Date and the Vesting Date, provided that the affected Options shall vest prior to the Expiry Date;

6.	all Options granted under the Award will expire on _______________ (the “Expiry Date”);

7.
all unvested Options will expire immediately, be forfeited and be of no force or effect on the date upon which you cease to be an officer or employee of a Participating Entity for any reason (other than your death), unless otherwise determined by the Board, the Committee or the Executive Chair, as applicable, at or after the time of grant, and any Vested Options will remain exercisable by you until the earlier of: (i) ninety (90) days after the date you cease to be an officer or an employee; and (ii) the Expiry Date;

8.
for the purposes of the Plan and Section 7, above, you shall cease to be an employee or officer of a Participating Entity on the earlier of: (i) your last day worked; and (ii) the date of delivery of the notice of termination of employment, provided such date shall not be prior to the last day of any minimum statutory notice period, if applicable;

9.
on a Change of Control, in the event your employment is terminated other than for Cause during the Change of Control Period, all Options granted pursuant to the Award will immediately Vest and will remain exercisable by you until the earlier of: (i) one (1) year after the date you cease to be an officer or an employee; and (ii) the Expiry Date;

10.
if you die, all of your unvested Options will immediately Vest and your estate will have the rights that you have under the Plan and this Option Agreement with respect to the Vested Options which will remain exercisable by your estate until the earlier of: (i) six (6) months after the date of your death; and (ii) the Expiry Date;

all on the terms and subject to the conditions set out in the Plan or as may be set out in your Employment Agreement, if any.
By accepting this Option Agreement, you acknowledge and agree that:

(i)	you have received, read and understand the Plan and you will abide by its terms and conditions;

(ii)	the terms of this Award are to be treated by you as confidential;

(iii)
your right to participate in the Plan is only as set out herein and nothing herein, or otherwise, implies any right of you to participate, or be considered for participation, in any later grant of Options, which shall in all cases be at the sole discretion of the Corporation;

(iv)	an Option does not carry any voting rights;

(v)
during the period between granting of an Award and the Vesting Date of the Award (or settlement thereof) the value of an Option may be subject to stock market fluctuations and that the Corporation accepts no responsibility for any fluctuations in the value of an Award;

(vi)	at the sole discretion of the Corporation, the Plan can be administered by a designee of the Corporation and any communication from or to the designee shall be deemed to be from or to the Corporation;

(vii)
your “Personal Information” (which includes, but is not limited to, any information that identifies you, which may include, where applicable, your name, date of birth, contact information, employment information, and financial information), may be submitted to the Corporation’s third party equity plan administrator (the “Administrator”) or third party service providers, whether directly by you through your use of the Administrator’s administration platform (“Administrator Platform”), or indirectly through the Corporation. You consent to the collection, use, processing, reproduction, storage, transmission, and/or disclosure of your Personal Information by the Administrator, the Corporation and/or third party service providers in order to: (i) properly identify you and establish and maintain your account(s) with the Administrator on, and provide services to you (including the processing of transaction instructions relating to the Plan and Awards made to you thereunder) through, the Administrator Platform; (ii) for any purposes permitted or required by any applicable law; (iii) from time to time, contact third parties who keep Personal Information about you in order to gather information necessary to properly service your account with the Administrator; (iv) complete and effect any filings, tax deductions, withholdings and remittances or other remittances required pursuant to any applicable law or regulation or the Plan or the Award Agreements between you and the Corporation relating to Awards to you under the Plan; and/or (v) for any of the other purposes which are set out in the Corporation’s current privacy policy, at http://www.blackberry.com/legal/privacy.shtml which are incorporated into this option Agreement by reference and which you hereby confirm and agree you have reviewed and read (collectively, the “Purpose”). The amount and type of Personal Information collected and used by the Administrator, third party service providers and/or the Corporation hereunder is limited to what is necessary to fulfill the Purpose. Your Personal Information will be kept confidential and will be disclosed only as necessary to fulfill the Purpose or as may otherwise be required by any applicable law or regulation.

(viii)
The Corporation and the Participating Entities assume no responsibility as regards to the tax consequences that participation in the Plan will have for you and you are solely liable for any taxes, interest or penalties associated therewith, whether income, sales, value-added (such as HST or GST), or other harmonized taxes which may be payable to Canada Revenue Agency under the Income Tax Act (Canada) or any other taxing authority in respect of any Option Award or interest charges thereon and the delivery of common shares of the Corporation or cash pursuant to any such award is contingent upon payment by you of applicable withholding requirements and applicable taxes may be withheld from any such payment in settlement of your Award by either the Administrator or the Corporation or one of their respective third party service providers. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR IN SUCH REGARD;

(ix)	you will comply with the Corporation’s Insider Trading Policy and applicable securities laws in connection with any sale of Shares;

(x)
you may not sell the Shares if you are in possession of material information concerning the Corporation or its securities that is not generally known to the public and, even if you do not believe you are in possession of material non-public information about the Corporation or its securities, you may be subject to regular or special trading blackouts, pre-clearance requirements or other trading restrictions from time to time which you hereby agree to comply with;

(xi)
you represent that you are not currently subject to any cease trading order or similar restriction on trading Shares issued by any securities regulatory authority, and you agree that you will immediately notify the Corporation if you become subject to any such order or restriction;

(xii)
you have entered into the administration agreement required by the Administrator with the Corporation and this Award is subject to your compliance with the terms and conditions of that binding agreement with the Corporation; and

(xiii)
this Option Agreement will be governed by and construed in accordance with the law of Ontario, Canada and you, the Corporation and any other affiliate will submit to the jurisdiction of the courts of Ontario in relation to anything arising under this Agreement or the Plan.

IN WITNESS WHEREOF the Corporation and the Participant have executed this option Agreement as of the date that the “I ACCEPT” button is clicked.
BLACKBERRY LIMITED

By: _____<<INSERT JAMES’ DIGITAL SIGNATURE>>_______________________
James Yersh
Chief Financial Officer
I ACKNOWLEDGE THAT I HAVE READ THE ABOVE TERMS AND CONDITIONS. I ACKNOWLEDGE THAT THE OPTION AWARD NOTED IN THE ABOVE OPTION AGREEMENT IS SUBJECT TO MY ACCEPTANCE OF THE ABOVE OPTION AGREEMENT. I UNDERSTAND THAT I WILL NOT BE ABLE TO MAKE ANY ELECTIONS OR RECEIVE ANY PROCEEDS OR COMMON SHARES IN RESPECT OF THE OPTIONS THAT ARE THE SUBJECT MATTER OF THIS OPTION AGREEMENT, UNLESS I ACCEPT AND ABIDE BY THIS OPTION AGREEMENT WITH THE CORPORATION. CLICKING THE "I ACCEPT" BUTTON IMMEDIATELY BELOW IS THE EQUIVALENT OF MY SIGNATURE. BY CLICKING ON THE "I ACCEPT" BUTTON, I AM INDICATING MY ACCEPTANCE OF THE ABOVE TERMS AND CONDITIONS AND AM CREATING A BINDING AGREEMENT BETWEEN ME AND THE CORPORATION.
I ACCEPT
<<Attachments for Base Award are: Option FAQ and Equity Incentive Plan.>>

SCHEDULE “B”

BLACKBERRY LIMITED
EQUITY INCENTIVE PLAN

RSU AGREEMENT
This RSU Agreement is entered into between BlackBerry Limited (the “Corporation”) and the Participant named below (“you”) pursuant to the BlackBerry Limited Equity Incentive Plan (the “Plan”), a copy of which is attached at the bottom of this Agreement near the “I ACCEPT” button. The terms and conditions of the Plan are incorporated by reference as terms and conditions of this RSU Agreement and all capitalized terms used in this RSU Agreement have the meanings ascribed thereto in the Plan.
This RSU Agreement confirms that:
1.    on              (the “Award Date”);
2.    __________________________ (the “Participant”);
3.    was granted _____________________________ RSUs (the “Award”);

4.	vesting of the Award will not be subject to the attainment of performance objectives;

5.	the Award, to the extent noted immediately below, shall Vest at 5:00 p.m. Eastern time on the following dates (each a “Vesting Date”):
as to ______________ RSUs on <<Insert 1st Anniversary Date>>;
as to ______________ RSUs on <<Insert 2nd Anniversary Date>>; and
as to ______________ RSUs on <<Insert 3rd Anniversary Date>>;
provided, however, that if you are not actively employed with a Participating Entity continuously during a Vesting Period due to an Approved Leave of Absence, the applicable Vesting Date shall be extended by a period equal to the aggregate of the period(s) of inactive employment between the Award Date and the Vesting Date, provided that the affected RSUs shall vest prior to the Expiry Date;

6.	All RSUs granted under this Award will expire on December 31, 201_ (the “Expiry Date”);

7.
the Award will expire immediately, be forfeited and be of no force or effect on the date upon which you cease to be an officer or employee of a Participating Entity for any reason (other than your death), unless otherwise determined by the Board, the Committee or the Executive Chair, as applicable, at or after the time of grant;

8.	for the purposes of the Plan and Section 6, above, you shall cease to be an employee or officer of a Participating Entity on the earlier of: (i) your last day worked; and (ii) the date of delivery of the notice of termination of employment, provided such date shall not be prior to the last day of any minimum statutory notice period, if applicable;

9.	on a Change of Control, in the event your employment is terminated other than for Cause during the Change of Control Period, all RSUs granted pursuant to the Award will immediately Vest;

10.	if you die, all of your unvested RSUs will immediately Vest and your estate will have the rights that you have under the Plan and this RSU Agreement with respect to the Vested RSUs;
all on the terms and subject to the conditions set out in the Plan and subject to the terms and conditions of your Employment Agreement, if any.
By accepting this RSU Agreement, you acknowledge and agree that:

(i)	you have received, read and understand the Plan and you will abide by its terms and conditions;

(ii)	the terms of this Award are to be treated by you as confidential;

(iii)
your right to participate in the Plan is only as set out herein and nothing herein, or otherwise, implies any right of you to participate, or be considered for participation, in any later grant of RSUs, which shall in all cases be at the sole discretion of the Corporation;

(iv)	an RSU does not carry any voting rights;

(v)
during the period between granting of an Award and the Vesting Date of the Award (or settlement thereof) the value of an RSU may be subject to stock market fluctuations and that the Corporation accepts no responsibility for any fluctuations in the value of an Award;

(vi)	at the sole discretion of the Corporation, the Plan can be administered by a designee of the Corporation and any communication from or to the designee shall be deemed to be from or to the Corporation;

(vii)
your “Personal Information” (which includes, but is not limited to, any information that identifies you, which may include where applicable your name, date of birth, contact information, employment information, and financial information), may be submitted to the Corporation’s third party equity plan administrator, Solium Capital Inc. (“Administrator”) or third party service providers, whether directly by you through your use of the Administrator’s administration platform (“Administrator Platform”), or indirectly through the Corporation. You consent to the collection, use, processing, reproduction, storage, transmission, and/or disclosure of your Personal Information by the Administrator, the Corporation and/or third party service providers in order to: (i) properly identify you and establish and maintain your account(s) with the Administrator on, and provide services to you (including the processing of transaction instructions relating to the Plan and Awards made to you thereunder) through, the Administrator Platform; (ii) for any purposes permitted or required by any applicable law; (iii) from time to time, contact third parties who keep Personal Information about you in order to gather information necessary to properly service your account with the Administrator; (iv) complete and effect any filings, tax deductions, withholdings and remittances or other remittances required pursuant to any applicable law or regulation or the Plan or the Award Agreements between you and the Corporation relating to Awards to you under the Plan; and/or (v) for any of the other purposes which are set out in the Corporation’s current privacy policy, at http://www.blackberry.com/legal/privacy.shtml which are incorporated into this RSU Agreement by reference and which you hereby confirm and agree you have reviewed and read (collectively, the “Purpose”). The amount and type of Personal Information collected and used by the Administrator, third party service providers and/or the Corporation hereunder is limited to what is necessary to fulfill the Purpose. Your Personal Information will be kept confidential and will be disclosed only as necessary to fulfill the Purpose or as may otherwise be required by any applicable law or regulation.

(viii)
The Corporation and the Participating Entities assume no responsibility as regards to the tax consequences that participation in the Plan will have for you and you are solely liable for any taxes, interest or penalties associated therewith, whether income, sales, value-added (such as HST or GST), or other harmonized taxes which may be payable to Canada Revenue Agency under the Income Tax Act (Canada) or any other taxing authority in respect of any RSU Award or interest charges thereon and the delivery of common shares of the Corporation or cash pursuant to any such award is contingent upon payment by you of applicable withholding requirements and applicable taxes may be withheld from any such payment in settlement of your Award by either the Administrator or the Corporation or one of their respective third party service providers. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR IN SUCH REGARD;

(ix)	you will comply with the Corporation’s Insider Trading Policy and applicable securities laws in connection with any sale of Shares;

(x)
you may not sell the Shares if you are in possession of material information concerning the Corporation or its securities that is not generally known to the public and, even if you do not believe you are in possession of material non-public information about the Corporation or its securities, you may be subject to regular or special trading blackouts, pre-clearance requirements or other trading restrictions from time to time which you hereby agree to comply with;

(xi)
you represent that you are not currently subject to any cease trading order or similar restriction on trading Shares issued by any securities regulatory authority, and you agree that you will immediately notify the Corporation if you become subject to any such order or restriction;

(xii)
you have entered into the administration agreement required by the Administrator with the Corporation and this Award is subject to your compliance with the terms and conditions of that binding agreement with the Corporation; and

(xiii)
this RSU Agreement will be governed by and construed in accordance with the law of Ontario, Canada and you, the Corporation and any other affiliate will submit to the jurisdiction of the courts of Ontario in relation to anything arising under this RSU Agreement or the Plan.

(xiv)
If you are a resident of the United States, the intent of the Corporation is that payments and benefits under the Plan comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. It is intended that payments made in settlement of RSUs on or before the 15th day of the third month following the end of the Participant’s first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture shall be exempt from compliance with Section 409A pursuant to the exception for short-term deferrals set forth in Section 1.409A-1(b)(4) of the applicable Treasury Regulations. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, a Participant shall not be considered to have terminated employment or service with the Corporation or its Affiliates for purposes of the Award and no payment shall be due to the Participant under the Award until the Participant would be considered to have incurred a “separation from service” from the Corporation or its Affiliates within the meaning of Section 409A. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards are payable upon a separation from service and such payment would result in the imposition on any individual of additional income tax under Section 409A, the settlement and payment of such awards shall instead be made on the first business day after the date that is six months following such separation from service (or death, if earlier), to the extent necessary to avoid the imposition of such taxes.

IN WITNESS WHEREOF the Corporation and the Participant have executed this RSU Agreement as of the date that the “I ACCEPT” button is clicked.
BLACKBERRY LIMITED
By: _____<<INSERT JAMES’ DIGITAL SIGNATURE>>_______________________
James Yersh
Chief Financial Officer
I ACKNOWLEDGE THAT I HAVE READ THE ABOVE TERMS AND CONDITIONS. I ACKNOWLEDGE THAT THE RSU AWARD NOTED IN THE ABOVE RSU AGREEMENT IS SUBJECT TO MY ACCEPTANCE OF THE ABOVE RSU AGREEMENT. I UNDERSTAND THAT I WILL NOT BE ABLE TO MAKE ANY ELECTIONS OR RECEIVE ANY PROCEEDS OR COMMON SHARES IN RESPECT OF THE RSUS THAT ARE THE SUBJECT MATTER OF THIS RSU AGREEMENT, UNLESS I ACCEPT AND ABIDE BY THIS RSU AGREEMENT WITH THE CORPORATION . CLICKING THE "I ACCEPT" BUTTON IMMEDIATELY BELOW IS THE EQUIVALENT OF MY SIGNATURE. BY CLICKING ON THE "I ACCEPT" BUTTON, I AM INDICATING MY ACCEPTANCE OF

THE ABOVE TERMS AND CONDITIONS AND AM CREATING A BINDING AGREEMENT BETWEEN ME AND THE CORPORATION.
I ACCEPT
<<Attachments for Base Award are: RSU FAQ and Equity Incentive Plan.>>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	May 16, 2017	By:	/S/ STEVEN CAPELLI
			Name:	Steven Capelli
			Title:	Chief Financial Officer